Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187627

PROXY STATEMENT	PROSPECTUS OF
OF WHEATLAND BANKSHARES, INC.	GLACIER BANCORP, INC.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Wheatland Bankshares Shareholders:

As you may know, the boards of directors of Wheatland Bankshares, Inc. and Glacier Bancorp, Inc. have agreed on a merger of Wheatland Bankshares with and into Glacier Bancorp. Simultaneously, First State Bank, Wheatland Bankshares’ subsidiary, will merge with and into Glacier Bank, Glacier’s subsidiary, and will continue to operate under the name First State Bank with the same executive management, but as a division of Glacier Bank.

Under the terms of the Plan and Agreement of Merger, dated February 25, 2013, Glacier will pay to Wheatland Bankshares shareholders, a total of 1,652,000 shares of Glacier common stock, plus a cash payment equal to $10,620,000, with each portion of the merger consideration being subject to adjustment as described in the attached proxy statement/prospectus.

Each outstanding share of Wheatland Bankshares common stock will be exchanged for a fixed number of shares of Glacier common stock and a fixed amount of cash. The total cash portion of the merger consideration will be increased or reduced, as the case may be, by the amount by which Wheatland Bankshares’ capital prior to the closing is greater or than or less than $25,900,000. Assuming for purposes of illustration only that the cash payment made by Glacier is $10,620,000, you will receive $523.98 in a combination of $146.91 in cash and 21.412 shares of Glacier common stock for each of your Wheatland Bankshares shares. This valuation is based on the $17.61 closing price of Glacier common stock on April 17, 2013. Wheatland Bankshares shareholders will own approximately 2.1% of Glacier’s outstanding common stock following the merger. The most recent third-party transaction in Wheatland Bankshares stock occurred in November 2012, at a price of $475.00 per share. Shareholders who own shares in multiple capacities or who desire to combine their ownership with family members or related interests may elect to allocate the cash/stock mix they receive, as described in the attached proxy statement/prospectus.

We will hold a special shareholders’ meeting to vote on the merger proposal. The Wheatland Bankshares special shareholders’ meeting will be held on Wednesday, May 22, 2013, at 7:00 p.m. local time, at the First State Bank Conference Center, 1405 16th Street, Wheatland, Wyoming. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy.

On behalf of the Wheatland Bankshares board of directors, I recommend that you vote FOR approval of the merger.

/s/ Mike C. Daly
Mike C. Daly
Chairman

Neither the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by Glacier or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Glacier common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Federal Deposit Insurance Fund or any other governmental agency. Such shares are not guaranteed by Glacier or Wheatland Bankshares and are subject to investment risk, including the possible loss of principal.

This proxy statement/prospectus is dated April 23, 2013, and is first being mailed to

Wheatland Bankshares shareholders on April 23, 2013.

WHEATLAND BANKSHARES, INC.

1405 16TH Street

Wheatland, Wyoming 82201

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 22, 2013

TO THE SHAREHOLDERS OF WHEATLAND BANKSHARES, INC.:

A special meeting of shareholders of Wheatland Bankshares, Inc. will be held on Wednesday, May 22, 2013, at 7:00 p.m. local time, at the First State Bank Conference Center, 1405 16th Street, Wheatland, Wyoming. The special meeting is for the following purposes:

1.	To consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of February 25, 2013, among Glacier Bancorp, Inc., Wheatland Bankshares, Inc. and First State Bank, under the terms of which Wheatland Bankshares will merge with and into Glacier, as more fully described in the accompanying proxy statement/prospectus. The merger agreement is attached as Appendix A to the proxy statement/prospectus that accompanies this notice.

2.	To approve one or more adjournments of the Wheatland Bankshares special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of approval of the merger.

Holders of record of Wheatland Bankshares common stock at the close of business on April 19, 2013, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least a majority of the shares of Wheatland Bankshares’ outstanding common stock is required for approval of the merger agreement. The directors of Wheatland Bankshares and certain other affiliated parties owning 49,319 shares (approximately 68.2% of outstanding shares) have signed an agreement to vote their shares in favor of the merger. As of April 19, 2013, there were 72,289 shares of Wheatland Bankshares common stock outstanding and entitled to vote at the special meeting.

Wheatland Bankshares shareholders have the right to dissent from the merger and obtain payment of the fair value of their Wheatland Bankshares shares under applicable provisions of Wyoming law. A copy of the provisions regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of your dissenters’ rights and how to exercise them, please see the discussion under “The Merger – Dissenters’ Rights of Appraisal.”

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.

The board of directors of Wheatland Bankshares has determined that the merger agreement is fair to and in the best interests of Wheatland Bankshares and its shareholders and unanimously recommends that you vote FOR approval of the merger agreement.

Please do not send any certificates for your stock at this time. You will receive instructions on how to exchange your certificates soon after the merger is consummated.

By Order of the Board of Directors,

/s/ Barbara Jones

Barbara Jones, Secretary

Wheatland, Wyoming

April 23, 2013

WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER

This proxy statement/prospectus incorporates important business and financial information about Glacier from documents that are not included in or delivered with this document.

Glacier files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that Glacier files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Glacier’s SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov). As described below, you may also obtain the documents that Glacier is incorporating by reference into this proxy statement/prospectus from Glacier.

Glacier has filed a Registration Statement on Form S-4 to register with the SEC the shares of Glacier common stock to be issued to Wheatland Bankshares shareholders in the merger. This proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Glacier in addition to being a proxy statement of Wheatland Bankshares for the Wheatland Bankshares special shareholders meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

This document incorporates important business and financial information about Glacier that is not included in or delivered with this document, including incorporating by reference documents that Glacier has previously filed with the SEC. See “Documents Incorporated by Reference” elsewhere in this document. You can obtain the documents that are incorporated by reference through Glacier or the SEC. You can obtain the documents from the SEC, as described above. These documents are also available from Glacier without charge, excluding exhibits unless Glacier has specifically incorporated such exhibits by reference in this proxy statement/prospectus. Certain reports can also be found on Glacier’s website at www.glacierbancorp.com.

You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Glacier at the following address:

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

ATTN: LeeAnn Wardinsky, Corporate Secretary

Telephone: (406) 751-4703

You will not be charged for the documents that you request. If you would like to request documents, please do so by May 15, 2013 in order to receive them before the Wheatland Bankshares special shareholders’ meeting.

Glacier’s common stock is traded on the NASDAQ Global Select Market under the symbol “GBCI.”

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QUESTIONS AND ANSWERS

Why am I receiving these materials?

We are sending you these materials to help you decide how to vote your shares of Wheatland Bankshares, Inc. (“Bankshares”) with respect to the proposed merger with Glacier Bancorp, Inc. (“Glacier”). The merger cannot be completed unless Bankshares receives the affirmative vote of the holders of at least a majority of the shares of Bankshares’ outstanding common stock. Bankshares is holding a special meeting of shareholders to vote on the proposals necessary to complete the merger. Information about the special meeting is contained in this document.

This document is both a proxy statement of Bankshares and a prospectus of Glacier. It is a proxy statement because the board of directors of Bankshares is soliciting proxies from Bankshares’ shareholders. It is a prospectus because Glacier will issue its shares of common stock in exchange for shares of Bankshares common stock in the merger.

What will Bankshares shareholders receive in the merger?

Under the terms of the Plan and Agreement of Merger, Glacier will issue shares of its common stock and pay cash in exchange for all outstanding shares of Bankshares common stock. Subject to the adjustments described below, Glacier will issue a total of 1,652,000 shares of common stock, and will pay $10,620,000 in cash, for all of the shares of Bankshares.

The cash portion of the amount to be paid by Glacier will be subject to adjustment depending on the “Bankshares Closing Capital” of Bankshares immediately prior to the closing of the merger. If the Bankshares Closing Capital is greater than $25,900,000, Glacier will either (a) increase the cash consideration by the amount of such excess, or (b) immediately prior to the closing of the merger, allow Bankshares, in its sole discretion, to make a special dividend distribution to its shareholders in the amount of such excess. If the Target Adjusted Tangible Equity is less than $25,900,000, Glacier will reduce the cash consideration by the amount of such deficiency.

The portion of the merger consideration consisting of Glacier common stock is initially set at 1,652,000 shares, although the number of shares may be adjusted in certain circumstances based on whether Glacier common stock is trading either higher or lower than specified prices immediately prior to the closing of the merger, in order to avoid the termination of the merger agreement.

On April 17, 2013, the closing price of Glacier’s common stock was $17.61 per share, a significant increase over the trading price at the time of the signing of the merger agreement. If the “average closing price” (determined over a 20 trading day period prior to closing) of Glacier’s stock exceeds $16.50, the number of Glacier shares issued in the merger can be reduced, unless Bankshares elects to allow the merger agreement to terminate. We cannot predict the final average closing price, but based on the April 17, 2013 closing price, the total number of shares Glacier would be required to issue in the merger would be reduced from 1,652,000 shares. See “The Merger – Termination of the Merger Agreement.”

For purposes of establishing the total stock consideration that Glacier would pay in the merger, the parties assumed a maximum average closing price of $16.50 per share, (1,652,000 shares at $16.50 per share, for a total value of $27,258,000), or a Glacier stock value of $377.07 per Bankshares share). Assuming for purposes of illustration only that the Glacier average closing price was $17.61, under the merger agreement the total shares issuable by Glacier would be reduced to 1,547,870, for a total value of $27,258,000, or a value of $377.07 per Bankshares share. Thus the value of the stock portion of the merger consideration would not be reduced, although the number of Glacier shares issuable would be reduced. Of course, the trading price of Glacier common stock is subject to fluctuations up and down.

By voting to approve the merger agreement, Bankshares shareholders will give the Bankshares board of directors the authority to elect, with the advice of Bankshares’ legal counsel and its financial advisor, to cause Bankshares to accept a reduction in the number of Glacier shares to be issued, if the Glacier average closing price exceeds $16.50, as described above. See “The Merger – Termination of the Merger Agreement.”

What will I receive in the merger?

The merger consideration to be received by shareholders of Bankshares is a pro rata interest in a pool of merger consideration consisting of 1,652,000 shares and $10,620,000 in cash, the stock and cash portions being subject to adjustment as described above. As of the date of this proxy statement/prospectus, there were 72,289 shares outstanding.

As described above, assuming for purposes of illustration only that (i) there is no increase or reduction of the cash portion of the merger consideration, and (ii) the “average closing price” for Glacier common stock is $17.61 (the closing price for Glacier common stock on April 17, 2013), each share of Bankshares common stock would receive a value equal to $523.98, consisting of $146.91 in cash and 21.412 shares of Glacier common stock.

As summarized immediately below, shareholders may elect to aggregate their shares of Bankshares with shares owned by related persons or entities and allocate the cash/stock mix to be paid by Glacier among such aggregated shares.

How will the mixture of cash and stock be paid?

Generally, the cash/stock mix of merger consideration will be paid as described under “What Will I Receive in the Merger?” above – that is, $146.91 in cash and 21.412 shares of Glacier stock for each Bankshares share (based on the closing price for Glacier stock on April 17, 2013).

However, in order to provide flexibility, the merger agreement provides that the cash/stock mix of merger consideration can be allocated, in the case of “Multiple Capacity Owners.” “Multiple Capacity Owners” are Bankshares shareholders (i) who own shares in multiple capacities, such as through retirement accounts, family partnerships, or trusts, or (ii) who elect to combine the shares they own with those of their immediate family members or their related interests. The Bankshares shares that are combined in this way are referred to as “Multiple Capacity Shares.”

A Multiple Capacity Owner may elect to allocate the cash/stock mix of merger consideration that is payable with respect to the Multiple Capacity Shares within his or her ownership group. As an example, if a shareholder owns 100 shares of Bankshares stock in his own name, 200 shares in a family partnership, and 75 shares through a trust, he can combine these as 375 Multiple Capacity Shares, and allocate the cash/stock mix of merger consideration among such shares, so that he personally receives all cash, the family partnership receives a specified mix of cash and Glacier stock, and the trust receives all Glacier stock, so long as in the aggregate they receive the approximate mix of 70% Glacier stock and 30% cash specified in the merger agreement and so long as the total cash and/or stock allocated to a constituent shareholder does not exceed $523.98 per share of Bankshares stock owned by such constituent shareholder. Both the family partnership and the trust would need to agree with the allocation of merger consideration to them.

See “The Merger – Multiple Capacity Owner Allocations” for further details.

Will the value of the per share consideration that a Bankshares shareholder receives be affected by whether he or she is a Multiple Capacity Owner?

No. The allocation procedures applicable to Multiple Capacity Shares only allow the holders of such shares to internally allocate the cash and Glacier stock to be received with respect to such shares, but the value of the per-share merger consideration will be the same for each outstanding share of Bankshares stock.

If I want to allocate the cash/stock mix of merger consideration, when and how do I elect to be a “Multiple Capacity Owner”?

Bankshares has identified certain Multiple Capacity Owners, and they are listed on an exhibit to the merger agreement. If you own Bankshares shares in multiple capacities, or if you desire to combine the Bankshares shares that you own with those owned by your immediate family or your related interests in order to allocate the cash/stock mix payable with respect to such Multiple Capacity Shares, you and the other owners of the Multiple Capacity Shares will need to file an election form.

An election form with instructions for electing to have specified Bankshares shares treated as Multiple Capacity Shares accompanies this proxy statement/prospectus. To make an election, a Bankshares shareholder (and each record holder of the shares that are to be treated together as Multiple Capacity Shares) must submit the election form to Glacier, not later than 5:00 p.m. Mountain Time, on the day prior to the fifth business day prior to the completion of the merger. See “The Merger – Multiple Capacity Owner Allocations – Election Procedures” for further information. If you do not desire to be treated as a Multiple Capacity Owner, do not submit an election form.

NOTE:  The actual election deadline is not currently known. Glacier and Bankshares will issue a press release announcing the date of the election deadline at least five business days prior to that deadline. Additionally, Glacier and Bankshares will post the date of the election deadline on their respective web sites (the First State Bank web site, in the case of Bankshares), also at least five business days before that deadline.

When will the merger occur?

We presently expect to complete the merger during the second quarter of 2013. The merger will occur after approval of the shareholders of Bankshares is obtained and after the merger has received regulatory approval and the other conditions to the merger are satisfied or waived. Glacier and Bankshares are working toward completing the merger as quickly as possible. If the merger does not occur for any reason by September 30, 2013, either Glacier or Bankshares may terminate the merger agreement.

How soon after the merger is completed can I expect to receive my cash or Glacier common stock?

Glacier will work with its exchange agent to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

Will the shares of Glacier that I receive in the merger be freely transferable?

The Glacier common stock issued in the merger will be transferable free of restrictions under federal and state securities laws.

When and where will the special meeting take place?

Bankshares will hold a special meeting of its shareholders on Wednesday, May 22, 2013, at 7:00 p.m., at the First State Bank Conference Center, 1405 16th Street, Wheatland, Wyoming.

Who may vote at the special meeting?

The board of directors of Bankshares has set April 19, 2013, as the record date for the special meeting. If you were the owner of Bankshares common stock at the close of business on April 19, 2013, you may vote at the special meeting.

What vote is required to approve the merger agreement?

Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of Bankshares’ outstanding common stock. As described in this proxy statement, the directors and certain principal shareholders of Bankshares, together with certain executive officers of First State Bank, have agreed to vote the shares they own in favor of the merger agreement. Such persons own approximately 68.2% of outstanding Bankshares stock.

What vote is required to approve the adjournment of the special meeting, if necessary or appropriate?

The proposal to adjourn the Bankshares special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger, will be approved if a majority of the shares of Bankshares common stock present at the special meeting, in person or by proxy, are voted in favor of the proposal.

How do I vote?

To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting.

Can I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

•	You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	You may complete and submit a later-dated proxy card; or

•	You may attend the meeting and vote in person. If you intend to vote in person and your shares are held by a broker, you should contact your broker for instructions.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to Bankshares’ Secretary prior to the vote.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted “FOR” approval of the merger agreement.

What do I need to do now?

We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document, and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares can be voted at Bankshares’ special meeting of shareholders.

If you desire that your Bankshares shares be treated as Multiple Capacity Shares so that the cash/stock of merger consideration can be allocated as described above, you must complete the election form and timely submit it to Glacier. See “The Merger – Multiple Capacity Owner Allocations – Election Procedures.”

Should I send in my common stock certificates now?

No. Please do not send your stock certificates with your proxy card. You will receive written instructions from Glacier’s exchange agent after the merger is completed on how to exchange your common stock certificates for the merger consideration.

What risks should I consider?

You should review carefully our discussion under “Risk Factors.” You should also review the factors considered by the Bankshares board of directors in approving the merger agreement. See “Background of and Reasons for the Merger.”

What are the tax consequences of the merger to me?

Glacier and Bankshares expect to report the merger of Bankshares with and into Glacier, and the contemporaneous merger of First State Bank with and into Glacier Bank, as tax-free reorganizations for United States federal income tax purposes under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code). In connection with the filing of the registration statement of which this document is a part, Graham & Dunn, PC has delivered an opinion to Glacier that the merger will qualify as a reorganization under Section 368(a).

In a tax-free reorganization, a shareholder who exchanges his or her shares of common stock in an acquired company for shares of common stock in an acquiring company, plus cash, must generally recognize gain (but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the fair market value of the shares of acquiring company common stock (including any fractional shares) and cash received pursuant to the merger (excluding any cash received in lieu of fractional shares) over the shareholder’s adjusted tax basis in its shares of acquired company common stock surrendered pursuant to the merger), or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger.

For a detailed discussion of the material United States federal income tax consequences of the merger, see “The Merger – Material Federal Income Tax Consequences of the Merger.”

We urge you to consult your tax advisor to fully understand the tax consequences of the merger to you. Tax matters are very complicated and in many cases tax consequences of the merger will depend on your particular facts and circumstances.

What do I do if I do not agree with the merger? Do I have appraisal or dissenter’s rights?

If you are a Bankshares shareholder and you do not agree with the merger, vote against the merger, and take certain other actions required by Wyoming law, you will have dissenter’s rights under W.S. 17-16-1302 through 17-16-1331. Exercise of these rights will result in the purchase of your shares at “fair value,” as determined in accordance with Wyoming law. Please read the section entitled “The Merger – Dissenter’s Rights of Appraisal” for additional information.

Who can help answer my questions?

If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Wheatland Bankshares (Torrington Branch)

1410 E. Valley Hwy 26

P.O. Box 1098

Torrington, Wyoming 82240

ATTN: Ted L. Bentley

Telephone No.: 307-532-5600

SUMMARY

This summary, together with the preceding section entitled “Questions and Answers about this Document and the Merger,” highlights selected information about this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as Appendix A to this proxy statement/prospectus.

Information about Glacier and Bankshares

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a publicly-traded company and its common stock trades on the NASDAQ Global Select Market under the symbol GBCI. Glacier provides a full range of commercial banking services from 108 locations in Montana, Idaho, Wyoming, Colorado, Utah and Washington, operating through eleven separately branded divisions of its wholly-owned bank subsidiary, Glacier Bank. Glacier offers a wide range of banking products and services, including transaction and savings deposits, real estate, commercial, agriculture and consumer loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

As of December 31, 2012, Glacier had total assets of approximately $7.747 billion, total net loans receivable of approximately $3.267 billion, total deposits of approximately $5.364 billion and approximately $900.9 million in shareholders’ equity.

Financial and other information regarding Glacier, including risks associated with Glacier’s business, is set forth in Glacier’s annual report on Form 10-K for the year ended December 31, 2012. Information regarding Glacier’s executive officers and directors, as well as additional information, including executive compensation and certain relationships and related transactions, is set forth or incorporated by reference in Glacier’s annual report on Form 10-K for the year ended December 31, 2012, and Glacier’s proxy statement for its 2013 annual meeting of shareholders, and the Forms 8-K filed by Glacier that are incorporated by reference into this proxy statement/ prospectus. See “Where You Can Find More Information About Glacier.”

Recent Developments

On March 27, 2013, Glacier entered into a definitive agreement to acquire North Cascades Bancshares, Inc. (“NCBI”), headquartered in Chelan, Washington, in a cash and stock transaction valued at approximately $24.91 million (based on Glacier’s closing price on the date the merger agreement was executed). Terms of the merger agreement provide that the outstanding shares of NCBI common stock will be exchanged for $13.55 million in cash and 874,194 shares of Glacier common stock, subject to certain adjustments based on the price of Glacier common stock prior to closing. If Glacier completes the acquisition of both Bankshares and NCBI, the former shareholders of Bankshares will hold approximately 2.08% of the outstanding Glacier common stock and the former shareholders of NCBI will hold approximately 1.16%. Until applicable conditions are satisfied, including NCBI shareholder and regulatory approvals, there is no assurance that Glacier will complete the acquisition of NCBI.

Wheatland Bankshares

1405 6th Street

Wheatland Wyoming 82201

(307) 332-5222

Wheatland Bankshares is the holding company of First State Bank. First State Bank is a Wyoming state-chartered bank headquartered in Wheatland, Wyoming. First State Bank offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, and mortgage origination services. First State Bank serves individuals, small- to medium-sized businesses, community organizations and public entities.

As of December 31, 2012, Bankshares and First State Bank, on a consolidated basis, had total assets of approximately $280.6 million, total net loans receivable of approximately $175.9 million, total deposits of approximately $248.4 million and approximately $25.9 million in shareholders’ equity.

For additional information, see “Information Concerning Bankshares.”

The Merger

The merger agreement provides for the merger of Bankshares with and into Glacier, and the merger of First State Bank with and into Glacier Bank. In the merger, your shares of Bankshares common stock will be exchanged for a combination of shares of Glacier common stock and cash. After the merger, you will no longer own shares of Bankshares.

The merger agreement is attached as Appendix A to this document. We encourage you to read the merger agreement in its entirety.

In the merger, Glacier will issue shares of its common stock and pay cash for all shares of Bankshares common stock outstanding as of the date of the closing of the merger.

If you do not provide notice of dissent, you will receive, for each share of Bankshares common stock that you own, a fixed number of shares of Glacier common stock and a fixed amount of cash, without interest.

The total merger consideration that Glacier will pay for the shares of Bankshares will be as follows:

•

Stock Portion: Glacier will issue a total of 1,652,000 shares of its common stock, subject to adjustment in the event that the average closing price for Glacier common stock prior to closing is less than $13.550 or more than $16.50. Assuming that the number of currently outstanding shares of Bankshares (72,289) does not change prior to the closing of the merger, and assuming that the “average closing price” of Glacier common stock is $17.61 (based on the per share closing price of Glacier common stock on April 17, 2013), Bankshares shareholders would receive 21.412 shares of Glacier common stock for each share of Bankshares common stock. However, Glacier will not issue fractional shares, and will pay cash in lieu of such fractional shares, as described under “The Merger – Fractional Shares.”

•

Cash Portion: Glacier will pay $10,620,000 in cash, subject to increase or reduction, as the case may be, by the amount (if any) by which the “Bankshares Closing Capital” of Bankshares, as defined in the merger agreement, is greater than or less than $25,900,000. Generally speaking, the “Bankshares Closing Capital” means Bankshares’ capital stock, surplus and retained earnings, after giving effect to specified adjustment. Assuming there is no increase or reduction in the cash portion of the merger consideration, Bankshares shareholders will receive $146.91 in cash for each share of Bankshares common stock.

The actual total amount of cash to be paid cannot be determined until shortly before the effective date of the merger. Accordingly, the actual amount of cash that you will receive for each of your Bankshares shares will not be determined until shortly before the closing of the merger.

The stock portion and the cash portion of the merger consideration that will be payable for each outstanding share of Bankshares may be allocated among aggregated shares held by Multiple Capacity Owners, if timely and proper election forms are submitted. See “The Merger – Multiple Capacity Owner Allocations.”

Recommendation of Bankshares Board of Directors

Bankshares’ board of directors unanimously recommends that holder of Bankshares common stock vote “FOR” the proposal to approve the merger agreement.

For further discussion of Bankshares’ reasons for the merger and the recommendations of Bankshares’ board of directors, see “Background of and Reasons for the Merger – Recommendation of the Bankshares Board.”

Opinion of Bankshares’ Financial Advisor

St. Charles Capital, LLC (“St. Charles”) has served as financial advisor to Bankshares in connection with the merger and has given an opinion to Bankshares’ board of directors that, as of February 21, 2013, the consideration that Bankshares’ shareholders will receive for their Bankshares shares in the merger is fair, from a financial point of view, to Bankshares shareholders.

A copy of the opinion delivered by St. Charles is attached to this document as Appendix C. You should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by St. Charles in providing its opinion.

The opinion is addressed to Bankshares’ board of directors and is directed only to the fairness of the per share consideration to the holders of Bankshares’ common stock from a financial point of view. It does not address the underlying business decision of Bankshares to engage in the merger or any other aspect of the merger and is not a recommendation as to how any Bankshares shareholder should vote with respect to the merger.

For further information, see “Background of and Reasons for the Merger – Opinion of Financial Advisor to Bankshares.”

Interests of Bankshares Directors and Executive Officers in the Merger

When you consider the unanimous recommendation of Bankshares’ board of directors that Bankshares’ shareholders approve the merger agreement, you should be aware that certain members of Bankshares management have interests in the merger that are different from, or in addition to, their interests as Bankshares shareholders. These interests arise out of, among other things, provisions in the merger agreement relating to indemnification of Bankshares directors, employment agreements with Ted Bentley, President and CEO of First State Bank; Bruce Hellbaum, Chief Financial Officer and Corporate Counsel of First State Bank; and Jeff Brown, Executive Vice President and Chief Credit Officer of First State Bank, that will be effective upon the closing of the merger. For a description of the interests of Bankshares’ directors and executive officers in the merger, see “The Merger – Interests of Certain Persons in the Merger.”

The Bankshares board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

Bankshares Shareholders Dissenters’ Rights

Under Wyoming law, Bankshares shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of Bankshares common stock. A shareholder electing to dissent must strictly comply with all the procedures required by the Wyoming statutes. These procedures are described later in this document, and a copy of the relevant statutory provisions is attached as Appendix B. For more information on dissenters rights, see “The Merger – Dissenters’ Rights of Appraisal.”

Regulatory Matters

Each of Glacier and Bankshares has agreed to use its reasonable best efforts to obtain all regulatory approvals required to complete the merger agreement and the transactions contemplated by the merger agreement. These approvals include approval from the Federal Reserve Bank of Minneapolis, the Federal Deposit Insurance Corporation, the Wyoming State Bank Commissioner and the Commissioner of the Montana Division of Banking and Financial Institutions. Applications have been filed with these regulatory bodies seeking such approvals. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them. See “The Merger – Regulatory Requirements.”

Conditions to Completion of the Merger

Currently, Glacier and Bankshares expect to complete the merger during the second quarter of 2013. As more fully described in this proxy statement and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Neither Glacier nor Bankshares can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived. See “The Merger – Conditions to the Merger.”

Termination of the Merger Agreement

The merger agreement provides that either Glacier or Bankshares may terminate the merger either before or after the Bankshares special meeting, under certain circumstances. Among other things, the merger agreement provides that Glacier may terminate the merger agreement if the average trading price of its stock, determined pursuant to the merger agreement, is above a specified amount, unless Bankshares agrees to accept a reduced number of Glacier shares, and that Bankshares may terminate the merger agreement if the average trading price of Glacier stock is below a specified amount, unless Glacier agrees to increase the number of its shares to be issued to Bankshares shareholders. See “The Merger – Termination of the Merger Agreement.”

Termination Fees

If either party terminates the merger agreement due to specified breaches of the merger agreement by the other party, the breaching party will be required to pay the non-breaching party a termination fee of $300,000. See “The Merger – Termination Fees.”

Break-Up Fee

The merger agreement provides that Bankshares must pay Glacier a break-up fee of $1,770,000, if the merger agreement is terminated due to the failure of Bankshares to recommend approval of the merger by its shareholders, or is terminated due to the receipt of a “superior acquisition proposal” as defined in the merger agreement which is acted upon by Bankshares. It should be noted, however, that the failure of Bankshares’ shareholders to approve the merger would not in and of itself trigger the obligation to pay the break-up fee, unless one of the foregoing factors also exists.

Bankshares agreed to pay the break-up fee under the circumstances described above in order to induce Glacier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Bankshares. See “The Merger – Break-up Fee.”

Bankshares Shareholders’ Rights After the Merger

The rights of Bankshares shareholders are governed by Wyoming law, as well as by Bankshares’ articles of incorporation and bylaws. After completion of the merger, the rights of the former Bankshares shareholders receiving Glacier common stock in the merger will be governed by Montana law, and by Glacier’s articles of incorporation and bylaws. Although Glacier’s articles of incorporation and bylaws are similar in many ways to Bankshares’ articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of Bankshares shareholders. See “Comparison of Certain Rights of Holders of Glacier and Bankshares Common Stock.”

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.

Risks Associated with the Proposed Merger

Because the market price of the Glacier common stock may fluctuate, you cannot be sure of the value of the shares of Glacier common stock that you will receive.

Although the number of shares of Glacier common stock that will constitute the stock portion of the merger consideration that will be exchanged for a share of Bankshares is fixed, at the time of the Bankshares special shareholder meeting, and prior to the closing of the merger, you will not be able to determine the value of the Glacier common stock you would receive upon completion of the merger. Any change in the market price of Glacier common stock prior to completion of the merger will affect the value of the merger consideration that Bankshares shareholders will receive upon completion of the merger. Common stock price changes may result from a variety of factors, including but not limited to general market and economic conditions, changes in Glacier’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Glacier or Bankshares. You should obtain current market prices for Glacier common stock.

The merger agreement provides that the number of shares of Glacier common stock to be issued in the merger may be decreased or increased, as the case may be, if the average trading price of Glacier common stock, determined pursuant to the merger agreement, is greater than or less than specified amounts. The Bankshares board of directors would make the decision, without resoliciting the vote of Bankshares shareholders, to either terminate the merger agreement or accept a decrease in the number of Glacier shares to be issued if Glacier’s average trading price is greater than a specified amount. See “The Merger – Termination of the Merger Agreement.”

The merger agreement limits Bankshares’ ability to pursue other transactions and provides for the payment of a break-up fee if Bankshares does so.

While the merger agreement is in effect and subject to very narrow exceptions, Bankshares and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits Bankshares’ ability to seek offers that may be superior from a financial point of view from other possible acquirers. If Bankshares receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the merger agreement is terminated, Wheatland Bankshares may be required to pay a $1,770,000 break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

Under certain conditions, the merger agreement requires Bankshares to pay a termination fee.

Under certain circumstances (generally involving Bankshares’ breach of its representations and covenants in the merger agreement), Glacier can terminate the merger agreement and require Bankshares to pay a termination fee of $300,000.

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Glacier and Bankshares have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration of First State Bank into Glacier Bank could result in the loss of key employees, the disruption of the ongoing business of First State Bank or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of First State Bank.

Unanticipated costs relating to the merger could reduce Glacier’s future earnings per share.

Glacier believes that it has reasonably estimated the likely costs of integrating the operations of First State Bank into Glacier Bank, and the incremental costs of operating as a combined financial institution. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Glacier after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a dilutive effect on Glacier’s earnings per share, meaning earnings per share could be less than if the merger had not been completed.

Glacier has various anti-takeover measures that could impede a takeover.

Glacier has various anti-takeover measures in place, which are described elsewhere in this document. Any one or more of these measures may impede the takeover of Glacier without the approval of the Glacier board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Glacier common stock. See “Comparison of Certain Rights of Holders of Glacier and Bankshares Common Stock.”

Certain Bankshares directors and officers may have interests in the merger different from the interests of Bankshares shareholders.

In considering the recommendation of the board of directors of Bankshares, Bankshares shareholders should be aware that certain directors and executive officers of Bankshares have interests in the merger that may differ from, or be in addition to, the interests of Bankshares shareholders generally. These interests may arise from, among other things, employment agreements to be entered into, effective as of the completion of the merger, between certain executive officers of Bankshares and Glacier, and provisions in the merger agreement regarding continued indemnification and insurance for Bankshares directors and officers. The board of directors of Bankshares was aware of these interests and considered them, among other things, when it adopted the merger agreement and in making its recommendation that Bankshares shareholders approve the merger.

For a more complete description of the interests of Bankshares directors and executive officers in the merger, see “The Merger – Interests of Certain Persons in the Merger.”

Risks Associated with Glacier’s Business

Glacier is, and will continue to be, subject to the risks described in Glacier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as updated by subsequent Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Documents Incorporated by Reference” and “Where You Can Find More Information About Glacier” included elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier’s and Bankshares’ control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements:

•	the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received on a timely basis or at all;

•

Glacier’s stock price could change before closing of the merger, due to among other things stock market movements and the performance of financial companies and peer group companies, over which Glacier has no control;

•

benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree competition in the geographic and business areas in which Glacier and Bankshares operate;

•	Bankshares’ business may not be integrated into Glacier’s successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected; and

•	management time and effort may be diverted to the resolution of merger-related issues.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Glacier’s reports filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or Bankshares or any person acting on behalf of Glacier or Bankshares are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor Bankshares undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER

The following table presents selected financial information of Glacier for the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008. The financial data below should be read in conjunction with the financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information About Glacier.”

	At or for the Fiscal Years Ended December 31
	2012	2011	2010	2009	2008
	Dollars in thousands, except per share data
Summary of Operations:
Interest income	$253,757	$280,109	$288,402	$302,494	$302,985
Interest expense	35,714	44,494	53,634	57,167	90,372

Net interest income	218,043	235,615	234,768	245,327	212,613
Provision for loan losses	21,525	64,500	84,693	124,618	28,480

Net interest income after provision for loan losses					184,133
Noninterest income	91,496	78,199	87,546	86,474	61,034
Noninterest expenses(1)	193,421	191,965	187,948	168,818	145,909

Pre-tax net income(1)	94,593	57,349	49,673	38,365	99,258
Taxes(1)	19,077	7,265	7,343	3,991	33,601

Net income(1)	75,516	50,084	42,330	34,374	65,657

Basic earnings per share(1)	$1.05	$0.70	$0.61	$0.56	$1.20
Diluted earnings per share(1)	$1.05	$0.70	$0.61	$0.56	$1.19
Cash dividends per share	$0.53	$0.52	$0.52	$0.52	$0.52
Statement of Financial Conditions:
Total assets	$7,747,440	$7,187,906	$6,759,287	$6,191,795	$5,553,970
Net loans receivable	3,266,571	3,328,619	3,612,182	3,920,988	3,998,478
Total deposits	5,364,461	4,821,213	4,521,902	4,100,152	3,262,475
Total borrowings	1,296,553	1,337,684	1,234,549	1,241,618	1,449,187
Shareholder’s equity	900,949	850,227	838,204	685,890	676,940
Book value per share	$12.52	$11.82	$11.66	$11.13	$11.04
Key Operating Ratios:
Return on average assets(1)	1.01%	0.72%	0.67%	0.60%	1.31%
Return on average equity(1)	8.54%	5.78%	5.18%	4.97%	11.63%
Average equity to average assets	11.84%	12.39%	12.69%	12.16%	11.23%
Net interest margin (tax equivalent)	3.37%	3.89%	4.21%	4.82%	4.70%
Non-performing over assets	1.87%	2.92%	3.91%	4.13%	1.46%
Dividend payout ratio(1)	50.48%	74.29%	85.25%	92.86%	43.33%

(1)	Excludes 2011 goodwill impairment charge of $32.6 million ($40.2 million pre-tax). For additional information on the goodwill impairment charge see “Non-GAAP Financial Matters” below.

Non-GAAP Financial Measures

In addition to the results presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), the table above contains certain non-GAAP financial measures. Glacier believes that providing these non-GAAP financial measures provides investors with information useful in understanding Glacier’s financial performance, performance trends, and financial position. While Glacier uses these non-GAAP measures in its analysis of Glacier’s performance, this information should not be considered an alternative to measurements required by GAAP.

	Year ended December 31, 2011
(Dollars in thousands, except per share data)	GAAP	Goodwill Impairment Charge, Net of Tax	Non-GAAP
Non-interest expense	$232,124	(40,159)	191,965
Income before income taxes	$17,190	40,159	57,349
Income tax expense	$(281)	7,546	7,265
Net income	$17,471	32,613	50,084
Basic earnings per share	$0.24	0.46	0.70
Diluted earnings per share	$0.24	0.46	0.70
Return on average assets	0.25%	0.47%	0.72%
Return on average equity	2.04%	3.74%	5.78%
Dividend payout ratio	216.67%	(142.38)%	74.29%

The reconciling item between the GAAP and non-GAAP financial measures was the third quarter of 2011 goodwill impairment charge (net of tax) of $32.6 million.

•

The goodwill impairment charge was $40.2 million with a tax benefit of $7.6 million which resulted in a goodwill impairment charge (net of tax) of $32.6 million. The tax benefit applied only to the $19.4 million of goodwill associated with taxable acquisitions and was determined based on Glacier’s marginal income tax rate of 38.9 percent.

•	The basic and diluted earnings per share reconciling items were determined based on the goodwill impairment charge (net of tax) divided by the weighted average diluted shares of 71,915,073.

•

The goodwill impairment charge (net of tax) was included in determining earnings for both the GAAP return on average assets and GAAP return on average equity. The average assets used in the GAAP and non-GAAP return on average assets ratios were $6.923 billion and $6.931 billion for the year ended December 31, 2011, respectively. The average equity used in the GAAP and non-GAAP return on average equity ratios were $858 million and $866 million for the year ended December 31, 2011, respectively.

•

The dividend payout ratio is calculated by dividing dividends declared per share by basic earnings per share. The non-GAAP dividend payout ratio uses the non-GAAP basic earnings per share for calculating the ratio.

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

Glacier Common Stock

Glacier common stock is quoted on The NASDAQ Global Select Market under the symbol “GBCI.” The following table sets forth for the periods indicated:

•	the high and low sale prices for Glacier common stock as reported on The NASDAQ Global Select Market, and

•	dividends per share on Glacier common stock.

	High	Low	Cash Dividends Declared
2010
First quarter	$15.94	$13.75	$0.13
Second quarter	$18.88	$14.67	$0.13
Third quarter	$16.73	$13.75	$0.13
Fourth quarter	$15.76	$13.00	$0.13

2011
First quarter	$15.94	$14.09	$0.13
Second quarter	$15.29	$12.97	$0.13
Third quarter	$13.75	$9.23	$0.13
Fourth quarter	$12.51	$9.09	$0.13

2012
First quarter	$15.50	$12.43	$0.13
Second quarter	$15.46	$13.66	$0.13
Third quarter	$16.17	$14.93	$0.13
Fourth quarter	$15.53	$13.43	$0.14

2013
First quarter	$18.98	$15.19	$0.14
Second quarter (through April 17)	$18.61	$17.61	$0.14

At April 1, 2013, 72,018,617 outstanding shares of Glacier common stock were held by approximately 18,036 holders of record.

Bankshares Common Stock

Presently, no active trading market exists for the Bankshares common stock. If Bankshares was to remain independent, management of Bankshares does not expect that a market for Bankshares common stock would develop. No registered broker/dealer makes a market in Bankshares common stock, and Bankshares common stock is not listed or quoted on any stock exchange or automated quotation system. Bankshares acts as its own transfer agent and registrar.

Occasionally, management of Bankshares becomes aware of trades of private sales of its common stock and the prices at which these trades were executed. In the 2011 – 2012 timeframe there were a limited number of stock transactions, primarily comprised of either inter-family transfers for no consideration; issuances to employees at pre-established plan prices, or buy-backs by Bankshares at a set price determined annually by Bankshares. The most recent buy-back transaction was in December 2012 for 910 shares at $453 per share. The most recent private sale between parties not involving Bankshares was for 12 shares at $475 per share, occurring in November 2012.

At April 1, 2013, the 72,289 outstanding shares of Bankshares common stock were held by approximately 129 holders of record.

WHEATLAND BANKSHARES SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

The Bankshares special meeting of shareholders will be held on Wednesday, May 22, 2013, at 7:00 p.m. local time, at the First State Bank Conference Center, 1405 16th Street, Wheatland, Wyoming.

As described below under “Vote Required and Quorum,” approval of the merger agreement requires the affirmative vote of at least a majority of the shares of Bankshares’ outstanding common stock. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, requires the approval of a majority of Bankshares common stock present at the special meeting, in person or by proxy.

Purpose

At the special meeting, Bankshares shareholders will:

•	consider and vote on a proposal to approve the merger, and

•	if necessary, consider and act upon a proposal to adjourn the special meeting to allow additional time to solicit proxies.

Record Date; Shares Outstanding and Entitled to Vote

The Bankshares board of directors has fixed 5:00 p.m. on April 19, 2013 as the record date for determining the holders of shares of Bankshares common stock entitled to notice of and to vote at the special meeting. At the close of business on the record date, there were 72,289 shares of common stock issued and outstanding and held by approximately 129 holders of record. Holders of record of Bankshares common stock on the record date are entitled to one vote per share and are also entitled to exercise dissenters’ rights if certain procedures are followed. See “The Merger – Dissenters’ Rights of Appraisal” and Appendix B.

The directors and certain principal shareholders of Bankshares, together with certain executive officers of First State Bank, have agreed to vote all shares held or controlled by them in favor of approval of the merger. A total of 49,319 outstanding shares, or approximately 68.2% of the outstanding shares of Bankshares common stock, are covered by the voting agreement. See “The Merger – Interests of Certain Persons in the Merger – Voting Agreement.”

Vote Required and Quorum

The affirmative vote of the holders of at least a majority of the shares of Bankshares’ outstanding common stock is required to approve the merger. At least a majority of the total outstanding shares of Bankshares common stock must be present, either in person or by proxy, in order to constitute a quorum for the meeting. For purposes of determining a quorum, abstentions and broker nonvotes (that is, proxies from brokers or nominees, indicating that such person has not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the broker or nominees do not have discretionary power to vote) are counted in determining the shares present at a meeting.

For voting purposes, however, only shares actually voted for the approval of the merger agreement, and neither abstentions nor broker nonvotes, will be counted as favorable votes in determining whether the merger agreement is approved by the holders of Bankshares common stock. As a result, abstentions and broker nonvotes will have the same effect as votes against approval of the merger agreement.

The proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger, will be approved by a majority of the votes present, in person or by proxy, at the special meeting, assuming a quorum is present at the special meeting. If less than a quorum is represented at the special meeting, a majority of the shares so represented may adjourn the special meeting for a period not to exceed 60 days at any one adjournment.

Voting, Solicitation, and Revocation of Proxies

If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy for the approval of the merger and in the proxy holder’s discretion on any other matter properly coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•	written notice to the Secretary of Bankshares;

•	a later-dated proxy; or

•	appearing and voting at the special meeting in person.

Bankshares is soliciting the proxy for the special meeting on behalf of the Bankshares board of directors. Bankshares will bear the cost of solicitation of proxies from its shareholders. In addition to using the mail, Bankshares may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. Bankshares does not expect to pay any compensation for the solicitation of proxies. However, Bankshares will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Voting in Person at the Special Meeting

Shareholders of Record. Shares held directly in your name as the shareholder of record may be voted in person at the special meeting. If you choose to vote your shares in person, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the special meeting, we recommend that you vote your shares in advance as described above so that your vote will be counted if you later decide not to attend the special meeting.

Beneficial Owner. Shares held in street name may be voted in person by you only if you bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on the record date.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

Beginning in 2011, the directors of Bankshares discussed and considered strategic alternatives to enhance shareholder value and achieve future shareholder liquidity. They identified Glacier, among other entities, as an attractive future merger partner in view of Glacier’s successful track record with other acquisitions, its emphasis on locally managed community banking, and its strong financial performance. In July of 2011, Mike Daly, Chairman of Bankshares, met with Michael Blodnick at Glacier’s offices in Kalispell to become acquainted and to discuss each organization’s approach to community banking and to share financial and operational information.

In July of 2012, Mr. Blodnick sent a letter to Mr. Daly reiterating Glacier’s interest in pursuing a merger or acquisition of Bankshares and describing the benefits of such a transaction to Bankshares’ shareholders, employees and customers. Mr. Daly shared the letter with Bankshares’ board of directors, which determined to further pursue discussions with Glacier. On August 31, 2012, Bankshares engaged St. Charles Capital, LLC (“St. Charles”) to provide advisory services to Bankshares in its discussions with Glacier and to consider and possibly pursue other alternatives. Mr. Daly subsequently contacted Mr. Blodnick to inform him that Bankshares would like to further pursue discussions.

On September 7 and 8, Mr. Blodnick and Mr. Daly met in Scottsdale, Arizona to discuss each party’s objectives in a potential merger, to share viewpoints and approaches to community banking, and to confirm interest in pursuing a potential transaction. On September 11, Glacier’s investment banking advisor, D.A. Davidson & Co. (“Davidson”), and St. Charles held a teleconference to discuss the objectives of their clients and to agree upon the process and information required to enable Glacier to submit an indication of interest. Thereafter, Davidson delivered a due diligence request list identifying the financial and operational information that Glacier would require in order to submit a preliminary proposal. From mid-September through the end of October, St. Charles, Bankshares and First State Bank furnished information to Glacier and Davidson, and Glacier and Davidson evaluated the information and prepared financial analyses.

On November 1, the parties and their advisors met via teleconference to review and discuss a presentation prepared by Glacier and Davidson describing the benefits to each party of a merger and setting forth an initial transaction value, based on the prevailing market price per share for Glacier stock, of $33.7 million. Participants in the call included Mr. Blodnick, Mr. Daly, Ted Bentley (CEO of First State Bank), Bruce Hellbaum (CFO of First State Bank) and representatives of Davidson and St. Charles. After reviewing the financial assumptions supporting the initial proposal, the parties representing Bankshares noted that the analyses supporting Glacier’s initial proposal did not fully consider the earnings capacity of First State Bank or the immediate cost savings enabled by the merger. Glacier agreed to consider additional and updated information, which was furnished by Bankshares and St. Charles throughout November and early December.

On November 12, Bankshares held a board meeting where St. Charles presented an analysis of the November 1 presentation from Glacier. During this board meeting the board also reviewed current capital market and merger valuations trends for banks, an overview of Glacier’s financial and stock performance, the process and timing for a potential transaction, the form and value of the consideration to potentially be received by shareholders, and the various strategic alternatives for Bankshares and its shareholders. The board determined to work with Glacier to potentially improve the valuation consideration for its Shareholders by providing additional information.

On December 14, in a teleconference involving the same parties as the November 1 meeting, Glacier presented an updated proposal that reflected updated and enhanced earnings and cost savings assumptions. After further refining an analysis of the impact of the merger on employee benefits costs and taking into account cash balances at the Bankshares holding company level (which had not previously been taken into account), Glacier presented the final proposed financial terms of the merger. The principal financial terms consisted of $10.62 million in cash and 1,652,000 shares of Glacier stock (subject to adjustment to the extent the Glacier stock price prior to closing is less than $13.50 or more than $16.50). Based on the then-prevailing Glacier share price of $15.00, the total transaction value was approximately $35.4 million.

On December 20, following consultation between Mr. Blodnick and Glacier board members, Glacier delivered a nonbinding Term Sheet setting forth the proposed terms of the merger, including the principal financial terms summarized in the preceding paragraph. On December 20, Bankshares held a board meeting to review the Term Sheet with St. Charles and to review the strategic alternatives for Bankshares and its shareholders. The parties and their legal and financial advisors further negotiated the wording of several aspects of the Term Sheet, and on December 31 Mr. Blodnick, Mr. Daly and Mr. Bentley signed the Term Sheet.

During January and February of 2013, Glacier, Bankshares, First State Bank, and their respective financial and legal advisors conducted appropriate due diligence and drafted and negotiated the merger agreement and related ancillary agreements. Glacier’s due diligence review included an extensive loan due diligence review conducted by DLS Consulting and supported by Glacier’s Chief Credit Officer. On January 14, Mr. Blodnick met with Messrs. Daly, Bentley, and Hellbaum in Denver, Colorado to discuss various operational aspects of the merger, including data processing and information reporting, products and services, loan approval processes, and employment and compensation terms for First State Bank’s officers and employees. On January 17, Davidson delivered a presentation of the proposed transaction to Glacier’s Board of Directors, including detailed pro forma financial analyses of the impact of the transaction to Glacier’s shareholders.

On February 21, the Board of Directors of Bankshares held a board meeting where St. Charles presented its analysis and opinion as to the fairness of the merger, from a financial point of view. Among other matters considered, the Board reviewed the specific terms of the merger agreement, the form and value of the consideration to be received by shareholders, the price and historical performance of Glacier stock, and the current market conditions, and the implications of the merger to First State Bank’s employees, customers, and communities.

On February 25, the Board of Directors of Bankshares, together with its legal counsel and St. Charles, met to consider approval of the merger agreement. After due consideration of these and other matters, and taking into consideration the fairness opinion delivered by St. Charles, Bankshares’ Board of Directors unanimously approved entering into the merger agreement.

On February 25, the Board of Directors of Glacier, together with its legal counsel and Davidson, met to consider approval of the merger agreement. Davidson presented updated pro forma financial analyses and Glacier’s counsel presented a review of the key terms of the merger documents. Among other matters discussed, the board and Glacier’s advisors discussed the results of due diligence reviews, the terms of the merger agreement and ancillary documents, key pricing metrics, the pro forma financial impact of the merger to Glacier’s shareholders, risks of the merger, and the timing and process for consummation of the merger, including the results of preliminary discussions with bank regulators. After due consideration of these and other matters, the Glacier Board of Directors unanimously approved entering into the merger agreement.

On February 25, the parties executed the merger agreement and related documents. After the close of business on February 25, the parties issued a joint press release announcing the merger.

Reasons For The Merger – Bankshares

At a special meeting held on February 25, 2013, the Bankshares board of directors unanimously determined that the terms of the merger agreement were in the best interests of Bankshares and its shareholders. In the course of reaching its decision to approve the merger agreement, the Bankshares board of directors consulted with St. Charles Capital, its financial advisor, and Fairfield and Woods, P.C., its legal counsel. In reaching its determination, the Bankshares board of directors considered a number of factors. Such factors also constituted the reasons that the board of directors determined to approve the merger and to recommend that Bankshares’ shareholders vote in favor of the merger. Such reasons included the following:

•	the terms of the merger agreement and the value, form and mix of consideration to be received by Bankshares shareholders in the merger;

•	the historical trading ranges for Glacier common stock;

•	the historic and prospective business of Bankshares;

•	the likely impact of the merger on the employees and customers of First State Bank;

•	the opportunity to continue to operate in southeast Wyoming with the brand of “First State Bank”;

•	the future employment opportunities for the existing employees of First State Bank;

•	information concerning Glacier’s financial condition and results of operations as well as the likelihood that Glacier would be able to obtain regulatory approval for the merger;

•

the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed acquisition by with Glacier;

•	the opinion of St. Charles Capital that the merger consideration to be received by Bankshares shareholders in the merger is fair from a financial point of view;

•

the expectation that Bankshares shareholders would have the opportunity to continue to participate in the growth of the combined company and would also greatly benefit from the significantly greater liquidity of the trading market for Glacier common stock;

•	that Glacier has historically paid cash dividends on its common stock;

•	the fact that Glacier’s common stock is widely held and has an active trading market; whereas, Bankshares’ stock is illiquid and is not publicly traded;

•	the effects of the economic, regulatory and market pressures facing Bankshares and community banks generally and First State Bank’s prospects as an independent bank;

•

the determination that a business combination with Glacier would extend First State Bank’s lending capabilities and increase the range of financial products and services available to First State Bank’s customers;

•

the provisions in the merger agreement that provide for the ability of the board of directors to respond to an unsolicited acquisition proposal that the board of directors determines in good faith is a superior proposal as defined in the merger agreement;

•

the provisions of the merger agreement that provide for the ability of the Bankshares board of directors to terminate the merger agreement, subject to certain conditions including the payment of a break-up fee, if Bankshares has entered into a letter of intent or other agreement with respect to a superior proposal;

•	the broad experience of Glacier’s management team and its particular experience in managing and supporting subsidiary banks that have an emphasis on local decision making and authority;

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay;

•	Bankshares’ board’s understanding of the business, operations, financial conditions, earnings, management and future prospects of Glacier, and

•

the current and prospective economic and competitive environment facing the financial services industry generally, including continued consolidation in the industry and the increased importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long-term.

The Bankshares board of directors also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the merger agreement, including the following:

•

that a portion of the merger consideration will be paid through the issuance of a fixed number of shares of Glacier common stock and any decrease in the market price of Glacier common stock will result in a reduction in the aggregate merger consideration to be received by Bankshares shareholders at the time of completion of the merger subject to the adjustment procedures described under “The Merger – Termination of the Merger Agreement”;

•	that Bankshares shareholders will not necessarily know or be able to calculate the actual value of the merger consideration which they would receive upon completion of the merger;

•	that the “break-up” fee provisions in the merger agreement could have the effect of discouraging superior proposals for a business combination between Bankshares and third parties;

•

the possible disruption to Bankshares’ business that may result from the announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of Bankshares’ business; and

•

the restrictions contained in the merger agreement on the operation of Bankshares’ business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of Bankshares contained in the merger agreement.

The foregoing discussion of the reasons that led the Bankshares board of directors to approve the merger and recommend that Bankshares’ shareholders vote in favor of the merger is not intended to be exhaustive, but is believed to include all of the material reasons for the board of directors’ decision. In reaching its determination to approve and recommend the transaction, the Bankshares board based its recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the reasons considered in reaching that determination. Individual directors may have given differing weights to different reasons. After deliberating with respect to the merger with Glacier, considering, among other things, the matters discussed above and the opinion of St. Charles Capital referred to above, the Bankshares board of directors unanimously approved and adopted the merger agreement and the merger with Glacier as being in the best interests of Bankshares and its shareholders.

Opinion of Financial Advisor to Bankshares

The fairness opinion delivered to Bankshares by St. Charles Capital, LLC is described below. The description contains projections, estimates and/or other forward-looking statements of St. Charles Capital, LLC about the future earnings or other measures of the future performance of Bankshares. You should not rely on any of these statements as having been made or adopted by Bankshares or Glacier Bancorp, Inc.

General. Bankshares engaged St. Charles on August 31, 2012 to provide investment banking services to the Board of Directors of Bankshares including the rendering of an opinion as to the fairness, from a financial point of view, of the merger consideration to be received by the stockholders of Bankshares common stock in connection with the proposed merger with Glacier as set forth in the merger agreement. St. Charles, as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with sales and acquisitions, private placements and valuations for estate, corporate and other purposes.

On February 21, 2013, St. Charles delivered its written opinion that the merger consideration, before various potential adjustments, was fair to the Bankshares common stock holders, from a financial point of view, as of the date of such opinion.

The full text of St. Charles Capital, LLC’s written opinion to Bankshares’ board of directors, which sets forth the assumptions made, matters considered, and extent of review by St. Charles Capital, LLC, is attached as Appendix C, and is incorporated herein by reference. It should be read carefully and in its entirety in conjunction with this proxy statement. The following summary of St. Charles Capital, LLC’s opinion is qualified in its entirety by reference to the full text of the opinion. St. Charles Capital, LLC’s opinion is addressed to Bankshares’ board of directors and does not constitute a recommendation to any shareholder of Bankshares as to how such shareholder should vote at the special meeting described in this proxy statement.

In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following:

(i)	the merger agreement, including the exhibits and schedules thereto;

(ii)	certain financial statements and other financial information of Bankshares, including the Audited Financial Statements and Regulatory Financial Statements of Bankshares for each of the years in the three year period ended December 31, 2012 and the Regulatory Financial Statements for First State Bank for the quarter ended December 31, 2012;

(iii)	certain other internal information, primarily financial in nature, including projections concerning the business and operations of Bankshares and First State Bank furnished to us by Bankshares for purposes of our analysis;

(iv)	certain publicly available information with respect to certain other companies that we believe to be comparable to Bankshares, and the trading markets for such other companies’ securities;

(v)	certain publicly available information concerning the nature and terms of certain other transactions that we considered relevant to our inquiry;

(vi)	certain publicly available information concerning Glacier;

(vii)	the economic, banking and competitive climate for banking institutions in Wyoming;

(viii)	the business and prospects of Bankshares through meetings and discussions with certain officers of Bankshares; and

(ix)	other matters we believe relevant to our inquiry.

The written opinion provided by St. Charles to Bankshares was necessarily based upon economic, monetary, financial market and other relevant conditions as of the dates thereof. In connection with its review and arriving at its opinion, St. Charles relied upon the accuracy and completeness of the financial information and other pertinent information provided by Bankshares and Glacier to St. Charles for purposes of rendering its opinion. St. Charles did not assume any obligation to verify independently any of the provided information as being complete and accurate in all material respects. With regard to the various financial forecasts developed by the Company, St. Charles assumed that these materials had been reasonably prepared on bases reflecting the best available estimates and judgments of management as to the future performance of Bankshares and that the projections provided a reasonable basis upon which St. Charles Capital could formulate its opinion. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions facing Bankshares. Accordingly, actual results could vary significantly from those set forth in the respective projections.

St. Charles does not claim to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect thereto and therefore assumes that such allowances for Bankshares are adequate to cover such losses. In addition, St. Charles does not assume responsibility for the review of individual credit files and did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of Bankshares, nor was St. Charles provided with such appraisals. Furthermore, St. Charles assumes that the merger will be consummated in accordance with the terms set forth in the merger agreement, without any waiver of any material terms or conditions by Bankshares, and that obtaining the necessary regulatory approvals for the merger will not have an adverse effect on either separate institution or the combined entity. St. Charles assumes that the merger will be recorded as a “purchase” in accordance with generally accepted accounting principles.

In connection with rendering its February 21, 2013 opinion to Board of Directors of Bankshares, St. Charles performed a variety of financial and comparative analyses, which are briefly summarized below. Such summary of analyses does not purport to be a complete description of the analyses performed by St. Charles. Moreover, St. Charles believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete understanding of the scope of the process underlying the analyses and, more important, the opinion derived from them. The preparation of a financial advisor’s opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, St. Charles also included assumptions with respect to general economic, financial market and other financial conditions. Furthermore, St. Charles drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in St. Charles’ analyses were not necessarily indicative of actual future results or values, which may diverge significantly more or less favorably from such estimates. Estimates of company valuations do not purport to be appraisals or to reflect necessarily the prices at which companies or their respective securities actually may be sold. None of the analyses performed by St. Charles were assigned a greater significance by St. Charles than any other in deriving its opinion.

Estimated Merger Consideration. Subject to potential adjustments as outlined in the merger agreement, Glacier will issue 1,652,000 shares of its common stock and pay $10.62 million in cash in exchange for all outstanding shares of Bankshares’ common stock. Each holder of Bankshares common stock will receive approximately $146.91 in cash and approximately 22.85 shares of Glacier common stock.

Assuming a $15.00 average closing price for Glacier, each holder of Bankshares’ common stock will receive total merger consideration of approximately $489.71 per Bankshares common stock, excluding potential transaction adjustments including changes to equity value, representing 136.4% of Bankshares’ equity value as of December 31, 2012 and 10.3 times net income for the fiscal year ended December 31, 2012.

If the 20 day average closing price for Glacier is less than $13.50 or more than $16.50 per share, the total merger consideration will potentially be adjusted as outlined in the merger agreement and summarized below:

•

If 20 day average closing price is above $16.50, then the stock portion of the merger consideration would be fixed at $27.26 million resulting in total merger consideration of approximately $523.99 per Bankshares common stock.

•

If 20 day average closing price is below $12.00, then the stock portion of the merger consideration would be fixed at $19.82 million resulting in total merger consideration of $421.10 per Bankshares common stock.

•	If 20 day average closing price is between $12.00 and $13.50, then additional shares may be issued relative to a predetermined bank index.

Comparable transaction analysis – National. St. Charles reviewed and compared actual information for a group of five guideline comparable merger transactions, announced since January 1, 2010, deemed pertinent to an analysis of the merger. The transactions in this guideline comparable group were chosen based on the following parameters:

•	bank acquisitions with the targets’ asset size between $100 million and $500 million;

•	bank acquisitions with the target’s after-tax return on average assets (“ROAA”) greater than 1.0%;

•	bank acquisitions with the target’s non-performing assets to total assets ratio below 4.0%; and

•	bank acquisitions with the target’s equity to assets ratio between 6.0% and 15.0%.

The following table represents a summary analysis for the national comparable merger transaction group and Bankshares based on publicly announced transaction data:

Bankshares Merger Consideration	National M&A Median(2)	National M&A Mean(2)
$13.50 Glacier Price(1)	$15.00 Glacier Price(1)	$16.50 Glacier Price(1)
Total Assets ($000)	$280,606	$191,910	$200,739
Equity/ Assets	9.2%	8.5%	8.8%
Tangible Equity/ Assets	9.2%	8.5%	8.8%
Non-performing Assets/ Assets	1.3%	0.9%	0.7%
Return on Average Assets	0.2%	1.1%	1.2%
Price/ Earnings	9.6	x	10.3	x	11.0	x	11.7	x	11.5	x
Price/ Book Value	126.9%	136.4%	146.0%	127.0%	137.6%
Price/ Tangible Book Value	126.9%	136.4%	146.0%	127.0%	137.6%
Premium/ Deposits	2.8%	3.8%	4.8%	2.4%	3.6%

(1)	Bankshares’ financials statistics and multiples are for the fiscal year ended December 31, 2012. Multiples do not include potential increase in book value from earnings to close and other potential transaction adjustments.
(2)	Certain transaction multiples have been adjusted by a non-metro discount to reflect the difference in valuations between metropolitan banks and non-metropolitan banks. A discount of 21.9% was applied to each transaction identified to have occurred in a metropolitan area, and a discount of 7.6% was applied to each transaction identified to have occurred in a micropolitan area. The discount was calculated based on the difference between metropolitan bank and non-metropolitan bank merger transaction multiples since January 1, 2005 with similar operating characteristics.

St. Charles’ analysis of these national comparable merger transactions implied a reference valuation range for Bankshares of between $479.84 and $547.08 per share.

Comparable transaction analysis – Regional. St. Charles reviewed and compared actual information for a group of five guideline comparable regional merger transactions, announced since January 1, 2010, deemed pertinent to an analysis of the merger. The transactions in this guideline comparable group were chosen based on the following parameters:

•	bank acquisitions with the targets’ asset size between $100 million and $500 million;

•	bank acquisitions with the target’s after-tax ROAA greater than 0.0%;

•	bank acquisitions with the target’s non-performing assets to total assets ratio below 4.0%;

•	bank acquisitions with the target’s equity to assets ratio between 6.0% and 15.0%; and

•	bank acquisitions with the target headquartered in Colorado, Idaho, Kansas, Montana, Nebraska, North Dakota, South Dakota, Utah, or Wyoming.

The following table represents a summary analysis for the regional comparable merger transaction group and Bankshares based on publicly announced transaction data:

Bankshares Merger Consideration	Regional M&A Median(2)	Regional M&A Mean(2)
$13.50 Glacier Price(1)	$15.00 Glacier Price(1)	$16.50 Glacier Price(1)
Total Assets ($000)	$280,606	$131,122	$153,709
Equity/ Assets	9.2%	8.3%	8.3%
Tangible Equity/ Assets	9.2%	8.3%	7.9%
Non-performing Assets/ Assets	1.3%	3.0%	2.6%
Return on Average Assets	0.2%	0.6%	0.7%
Price/ Earnings(3)	9.6	x	10.3	x	11.0	x	N/A	N/A
Price/ Book Value	126.9%	136.4%	146.0%	119.7%	122.9%
Price/ Tangible Book Value	126.9%	136.4%	146.0%	121.5%	134.6%
Premium/ Deposits	2.8%	3.8%	4.8%	1.5%	2.4%

(1)	Bankshares’ financials statistics and multiples are for the fiscal year ended December 31, 2012. Multiples do not include potential increase in book value from earnings to close and other potential transaction adjustments.
(2)	Certain transaction multiples have been adjusted by a non-metro discount to reflect the difference in valuations between metropolitan banks and non-metropolitan banks. A discount of 21.9% was applied to each transaction identified to have occurred in a metropolitan area, and a discount of 7.6% was applied to each transaction identified to have occurred in a micropolitan area. The discount was calculated based on the difference between metropolitan bank and non-metropolitan bank merger transaction multiples since January 1, 2005 with similar operating characteristics.
(3)	St. Charles determined the Price / Earnings multiples in the Regional M&A method were not applicable due to the lower profitability of the selected transactions.

St. Charles’ analysis of these regional transactions implied a reference valuation range for Bankshares of between $421.56 and $483.22 per share.

Comparable public company analysis – National. St. Charles reviewed and compared actual information for a group of six guideline comparable public companies deemed pertinent to an analysis of the transaction.

The trading referenced in this section represents minority valuations or the value at which one-share trades in the open market. In order to compare these multiples to the implied Bankshares multiples, which represent the value paid for control or 100% of the stock, it is necessary to adjust the multiples for control. The premium for control is calculated by taking the median of the premium of a strategic transaction price announcement over the trading price five days prior to the announcement of all bank transactions that have been announced since January 1, 2009. In calculating the imputed reference valuation range, a control premium of 52.7% was applied to the appropriate valuation multiples.

Based on St. Charles’ experience and based upon observable valuation metrics, larger banking institutions, on average, are valued at a premium to smaller banks. Therefore, St. Charles adjusted the comparable public companies for size when the comparable company’s assets were above $500 million. St. Charles derived a size discount by studying the average price to tangible book value paid in control bank transactions with the following criteria: announce date later than January 1, 2005, return on average assets greater than 0.0%, and non-performing assets to total assets less than 4.0%. St. Charles applied a size discount to each comparable public company based on its size relative to the size of Bankshares. The average size discount of the comparable public companies was 19.6%; St. Charles applied this discount to the appropriate valuation multiples.

The comparable public companies in this guideline comparable group were chosen based on the following parameters:

•	publicly traded banks with assets between $100 million and $1.0 billion;

•	publicly traded banks with ROAA between 1.0% and 1.5%;

•	publicly traded banks with non-performing assets to total assets less than 4.0%;

•	publicly traded banks with equity to assets between 6.0% and 15.0%;

•	publicly traded banks with average daily trading volume for three months of at least 500 shares; and

•	publicly traded banks traded on the NYSE, AMEX, NASDAQ, and other over the counter exchanges.

The following table represents a summary analysis of the national comparable public companies and Bankshares based on publicly announced data as of February 12, 2013:

Bankshares Merger Consideration	National Comparable Companies Median(2)(3)	National Comparable Companies Mean(2)(3)
$13.50 Glacier Price(1)	$15.00 Glacier Price(1)	$16.50 Glacier Price(1)
Total Assets ($000)	$280,606	$775,883	$745,415
Equity/ Assets	9.2%	11.1%	11.2%
Tangible Equity/ Assets	9.2%	10.6%	10.7%
Non-performing Assets/ Assets	1.3%	1.1%	1.1%
Return on Average Assets	0.2%	1.1%	1.1%
Price/ Earnings	9.6	x	10.3	x	11.0	x	9.6	x	9.2	x
Price/ Book Value	126.9%	136.4%	146.0%	94.7%	91.2%
Price/ Tangible Book Value	126.9%	136.4%	146.0%	97.0%	98.2%
Premium/ Deposits	2.8%	3.8%	4.8%	(0.6)%	(1.6)%

(1)	Bankshares’ financials statistics and multiples are for the fiscal year ended December 31, 2012. Multiples do not include potential increase in book value from earnings to close and other potential transaction adjustments.
(2)	Certain comparable multiples have been adjusted by a non-metro discount to reflect the difference in valuations between metropolitan banks and non-metropolitan banks. A discount of 21.9% was applied to each comparable company identified to have occurred in a metropolitan area, and a discount of 7.6% was applied to each comparable company identified to have occurred in a micropolitan area. The discount was calculated based on the difference between metropolitan bank and non-metropolitan bank merger transaction multiples since January 1, 2005 with similar operating characteristics.
(3)	The comparable multiples have been adjusted by a size discount to reflect the difference in valuations between small and large banks. A discount of 19.6% was applied to each comparable company with assets between $500 million and $1 billion. The discount was calculated based on the difference in valuation multiples since January 1, 2005 between banks with similar operating characteristics.

St. Charles’ analysis of national comparable public companies implied a reference valuation range for Bankshares of between $304.61 and $439.88 per share.

Comparable public company analysis – Regional. St. Charles reviewed and compared actual information for a group of five guideline regional comparable public companies deemed pertinent to an analysis of the transaction.

The trading referenced in this section represents minority valuations or the value at which one-share trades in the open market. In order to compare these multiples to the implied Bankshares multiples, which represent the value paid for control or 100% of the stock, it is necessary to adjust the multiples for control. The premium for control is calculated by taking the median of the premium of a strategic transaction price announcement over the trading price five days prior to the announcement of all bank transactions that have been announced since January 1, 2009. In calculating the imputed reference valuation range, a control premium of 52.7% was applied to the appropriate valuation multiples.

The comparable public companies in this guideline comparable group were chosen based on the following parameters:

•	publicly traded banks with assets between $100 million and $10 billion;

•	publicly traded banks with ROAA greater than 0.5%;

•	publicly traded banks with non-performing assets to total assets less than 4.0%;

•	publicly traded banks with equity to assets between 6.0% and 15.0%;

•	publicly traded banks with average daily trading volume for three months of at least 500 shares;

•	publicly traded banks traded on the NYSE, AMEX, NASDAQ, and other over the counter exchanges; and

•	publicly traded banks headquartered in Colorado, Idaho, Kansas, Montana, Nebraska, North Dakota, South Dakota, Utah, or Wyoming

The following table represents a summary analysis of the regional comparable public companies and Bankshares based on publicly-announced data as of February 12, 2013:

Bankshares Merger Consideration	Regional Comparable Companies Median(2)(3)	Regional Comparable Companies Mean(2)(3)
$13.50 Glacier Price(1)	$15.00 Glacier Price(1)	$16.50 Glacier Price(1)
Total Assets ($000)	$280,606	$2,653,641	$4,124,769
Equity/ Assets	9.2%	10.0%	10.3%
Tangible Equity/ Assets	9.2%	9.5%	9.0%
Non-performing Assets/ Assets	1.3%	1.8%	1.7%
Return on Average Assets	0.2%	1.0%	0.9%
Price/ Earnings	9.6	x	10.3	x	11.0	x	13.8	x	13.2	x
Price/ Book Value	126.9%	136.4%	146.0%	108.9%	109.4%
Price/ Tangible Book Value	126.9%	136.4%	146.0%	121.1%	126.9%
Premium/ Deposits	2.8%	3.8%	4.8%	1.5%	1.5%

(1)	Bankshares’ financials statistics and multiples are for the fiscal year ended December 31, 2012. Multiples do not include potential increase in book value from earnings to close and other potential transaction adjustments.
(2)	Certain comparable multiples have been adjusted by a non-metro discount to reflect the difference in valuations between metropolitan banks and non-metropolitan banks. A discount of 21.9% was applied to each comparable company identified to have occurred in a metropolitan area, and a discount of 7.6% was applied to each comparable company identified to have occurred in a micropolitan area. The discount was calculated based on the difference between metropolitan bank and non-metropolitan bank merger transaction multiples since January 1, 2005 with similar operating characteristics.
(3)	The comparable multiples have been adjusted by a size discount to reflect the difference in valuations between small and large banks. A discount of 19.6% was applied to each comparable company with assets between $500 million and $1 billion. A discount of 24.1% was applied to each comparable company with assets between $5 billion and $10 billion. The discount was calculated based on the difference in valuation multiples since January 1, 2005 between banks with similar operating characteristics.

St. Charles’ analysis of regional comparable public companies implied a reference valuation range for Bankshares of between $392.83 and $628.16 per share.

Discounted dividend analysis. St. Charles performed a discounted dividend analysis based Bankshares projected financial statements prepared on a standalone basis under several scenarios. St. Charles assumed that Bankshares will perform in accordance with the various financial statement forecasts as developed by management from 2013 through 2016. This analysis utilized a discount rate range of between 15.0% to 19.0%. St. Charles estimated the terminal values by using multiples of earnings and book value. The terminal multiples ranged from 13 to 17 times earnings and 150% to 190% book value, based upon average multiples paid for national bank control transactions from 2005 to present with assets between $100 million and $500 million, ROAA greater than 1.0%, non-performing assets to assets less than 3.0%, equity to assets greater than 6%, and adjusted with a non-metro discount. This analysis was based on estimates considering market and company specific events and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. St. Charles noted that the discounted dividend analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, discount rates, and terminal values.

St. Charles’ discounted dividend analysis implied a reference valuation range for Bankshares of between $354.13 and $619.44.

Miscellaneous. No companies involved in the transactions used as comparisons in the above analyses are identical to Bankshares and none of the transactions are identical to the merger. Accordingly, analyses of the results of the foregoing is not purely mathematical; rather, such analyses involve complex considerations and judgments concerning differences in financial market and operating characteristics of the companies involved in and the nature of the guideline transactions.

St. Charles Compensation. St. Charles has acted as a financial adviser to Bankshares in connection with the proposed merger to Glacier and has participated in the negotiations leading to the merger agreement. For its financial advisory services provided to the Company in connection with the proposed merger, St. Charles has been paid fees of $50,000 as of February 21, 2013, and will be paid a total fee, contingent upon the closing of the transaction, of 1.0% of the total merger consideration, net of all retainers paid. In addition, Bankshares has agreed to reimburse St. Charles for all reasonable expenses incurred by it on Bankshares’ behalf, as well as to indemnify St. Charles against certain liabilities.

Recommendation of the Bankshares Board

The board of directors of Bankshares has concluded that the proposed merger as described in the merger agreement is in the best interest of Bankshares and its shareholders. After carefully considering the proposed merger, the board of directors unanimously recommends that the shareholders of Bankshares vote “FOR” the approval of the merger agreement.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

The merger agreement provides for the merger of Bankshares with and into Glacier, and the merger of First State Bank with and into Glacier Bank, Glacier’s wholly-owned subsidiary. Following the merger, First State Bank will operate under the name “First State Bank” as a division of Glacier Bank.

In the merger, Bankshares shareholders will receive a combination of Glacier common stock and cash for their Bankshares common stock, as described below.

While Glacier and Bankshares believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “– Conditions to the Merger” and “– Regulatory Requirements.”

Merger Consideration

The merger agreement provides that as of the effective date of the merger, each share of Bankshares common stock will be converted into the right to receive an amount of merger consideration consisting of a combination of Glacier common stock and cash, as described below.

The total merger consideration consists of a stock portion and a cash portion, which will be determined in the following manner:

Stock Portion of Merger Consideration

The total stock consideration payable by Glacier is fixed at 1,652,000 shares of Glacier common stock. The total stock consideration may be adjusted under certain circumstances if the average trading price of Glacier stock immediately prior to the closing of the merger is above or below specified amounts, as described below under “– Termination of the Merger Agreement.” Based on the closing price of Glacier stock on April 17, 2013, and assuming that the average closing price immediately prior to the closing of the merger is above $16.50, the number of shares that Glacier would be required to issue would be reduced. See “Questions and Answers – What will Bankshares shareholders receive in the merger?”

Cash Portion of Merger Consideration

The total cash consideration payable by Glacier is $10,620,000. This amount is subject to increase or reduction, as the case may be, on a dollar for dollar basis, by the amount by which the “Bankshares Closing Capital” is greater or less than $25,900,000.

The “Bankshares Closing Capital” is defined in the merger agreement as an amount, as of the closing date of the merger, equal to Bankshares’ capital stock, surplus and retained earnings determined in accordance with generally accepted accounting principles (“GAAP”) on a consolidated basis, and calculated in the same manner in which Bankshares’ consolidated tangible equity capital of $25,900,000 at November 30, 2012 was calculated, after giving effect to specified adjustments.

If the Bankshares Closing Capital exceeds $25,900,000, then in lieu of requiring Glacier to increase the total cash consideration by the amount of such excess, Bankshares may instead determine in its sole discretion to declare and pay a special dividend to its shareholders in the amount of such excess.

The value of the consideration (in a combination of Glacier stock and cash) that a Bankshares shareholder will receive for each share of Bankshares common stock is the sum of (i) the per-share cash consideration and (ii) the per-share stock consideration, referred to collectively in the merger agreement as the “merger consideration.” The per-share cash consideration is the amount obtained by dividing the $10,620,000 total cash consideration (increased or reduced for any Bankshares Closing Capital adjustment) by the number of shares of Bankshares common stock outstanding on the effective date of the merger. The per-share stock consideration is the number of Glacier shares determined by dividing 1,652,000 (increased or decreased by the adjustments described under “– Termination of the Merger Agreement” below, if the trading price of Glacier stock immediately prior to the closing of the merger is above or below specified amounts) by the number of shares of Bankshares common stock outstanding on the effective date of the merger.

Assuming for purposes of illustration only that (i) there is no increase or reduction of the cash portion of the merger consideration, and (ii) the average closing price of Glacier common stock immediately prior to the closing of the merger is $17.61 (the closing price for Glacier common stock on April 17, 2013), each share of Bankshares common stock would receive a value equal to $523.98, consisting of $146.91 in cash and 21.412 shares of Glacier common stock.

Multiple Capacity Owner Allocations

The merger agreement provides for allocation of the per share cash consideration and the per share stock consideration in the case of Multiple Capacity Shares.

“Multiple Capacity Owner” is defined in the merger agreement as a Bankshares shareholder:

•

who owns Bankshares stock in multiple capacities such as through retirement or investment accounts, family partnerships or trusts (whether for the benefit of such shareholder or his/her family members or for which he or she serves as trustee); and/or

•	whose ownership of Bankshares stock is combined for purposed of the merger agreement with that of his or her immediate family members or their related interests.

The aggregated Bankshares common stock within a Multiple Capacity Owner’s ownership group are referred to as “Multiple Capacity Shares,” and the individual shareholders of record within such ownership group are referred to as “Constituent Shareholders.”

The merger agreement provides that each Multiple Capacity Owner may, together with its Constituent Shareholders, elect to aggregate their shares as Multiple Capacity Shares, so that the per share stock consideration and the per share cash consideration that would otherwise be payable for each Multiple Capacity Share will instead be aggregated into a pool of cash and Glacier stock, which will be allocated among the Multiple Capacity Shares as designated by the Multiple Capacity Owner and the Constituent Owners, pursuant to an election form to be completed and submitted as described below.

The merger agreement reiterates that in no event will the total cash and Glacier stock paid in the aggregate for a group of Multiple Capacity Shares differ from the amount of the per share stock consideration and the per share cash consideration that such shares would have received if they were not Multiple Capacity Shares.

Election Procedures

An election form with instructions for electing to have specified Bankshares shares treated as Multiple Capacity Shares accompanies this proxy statement/prospectus. As described in such instructions, the election form must be completed to show all of the Bankshares common stock that will be treated as Multiple Capacity Shares, and the manner in which the aggregate cash and Glacier stock payable with respect to such Multiple Capacity Shares will be allocated.

If you do not desire to be treated as a Multiple Capacity Owner, do not submit an election form.

The election form must be executed by the Multiple Capacity Owner, and by each holder of record of the shares comprising the Multiple Capacity Owner’s ownership group (the “Constituent Shareholders”). The election form must be completed, fully executed and delivered to Glacier at the address set forth on the election form, not later than 5:00 p.m. Mountain Time, on the day prior to the fifth business day prior to the completion of the merger, in order to be effective.

NOTE:  The actual election deadline is not currently known. Glacier and Bankshares will issue a press release announcing the date of the election deadline at least five business days prior to that deadline. Additionally, Glacier and Bankshares will post the date of the election deadline on their respective web sites (the First State Bank web site, in the case of Bankshares), also at least five business days before that deadline.

Fractional Shares

No fractional shares of Glacier common stock will be issued to any holder of Bankshares common stock in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the “GBCI Average Closing Price” calculated as provided in the merger agreement. No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

Effective Date of the Merger

Subject to the conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated during the second quarter of 2013. Either Glacier or Bankshares may terminate the merger agreement if the effective date does not occur on or before September 30, 2013.

Letter of Transmittal

Within two business days after the closing of the merger, Glacier’s exchange agent will send a letter of transmittal to each person who was a Bankshares shareholder at the effective time of the merger. This mailing will contain instructions on how to surrender shares of Bankshares common stock in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

All shares of Glacier common stock issued to the holders of Bankshares common stock pursuant to the merger will be deemed issued as of the effective date. Until you surrender your Bankshares stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date of the merger with respect to Glacier common stock into which your shares have been converted. When you surrender your certificates, Glacier will pay any unpaid dividends or other distributions, as well as any merger consideration payable in cash, without interest. After the effective time of the merger, there will be no transfers on the stock transfer books of Bankshares of any shares of Bankshares common stock. If certificates representing shares of Bankshares common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Bankshares common stock represented by those certificates shall have been converted.

If a certificate for Bankshares common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and reasonable assurances, such as a bond or indemnity, satisfactory to Glacier in consultation with Bankshares, and appropriate and customary identification.

Material Federal Income Tax Consequences of the Merger

This section describes the anticipated material United States federal income tax consequences of the merger of Bankshares with and into Glacier (“Holding Company Merger”), and the contemporaneous merger of First State Bank with and into Glacier Bank (“Bank Merger”), to U.S. holders of Bankshares common stock who exchange shares of Bankshares common stock for shares of Glacier common stock, cash, or a combination of shares of Glacier common stock and cash pursuant to the mergers.

For purposes of this discussion, a U.S. holder is a beneficial owner of Bankshares common stock who for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds Bankshares common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Bankshares common stock, you should consult your tax advisor.

This discussion addresses only those Bankshares shareholders that hold their Bankshares common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the United States federal income tax consequences that may be relevant to particular Bankshares shareholders in light of their individual circumstances or to Bankshares shareholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons that hold Bankshares common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	shareholders who acquired their shares of Bankshares common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

The following discussion is based on the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

In connection with the filing of the registration statement of which this document is a part, Graham & Dunn, PC, counsel to Glacier, has delivered an opinion to Glacier to the effect that the Holding Company Merger and the Bank Merger will for federal income tax purposes qualify as reorganizations within the meaning of Internal Revenue Code Section 368(a); and both Glacier and Bankshares expect to report the mergers accordingly on their federal income tax returns. The opinion is based on assumptions, representations, warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by Glacier, Bankshares, Glacier Bank and First State Bank. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinion. The opinion is not binding on the Internal Revenue Service or the courts. Glacier and Bankshares have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequence of the mergers. Accordingly, each Bankshares shareholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder. In addition, because a Bankshares shareholder may receive a mix of cash and stock despite having made a cash election or stock election, it will not be possible for holders of Bankshares common stock to determine the specific tax consequences of the merger to them at the time of making the election.

Tax Consequences of the Merger Generally to Holders of Bankshares Common Stock. If the Holding Company Merger is a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the tax consequences are as follows:

•

gain or loss will be recognized by those holders receiving solely cash for Bankshares common stock pursuant to the merger equal to the difference between the amount of cash received by a holder of Bankshares common stock and such holder’s cost basis in such holder’s shares of Bankshares common stock;

•

no gain or loss will be recognized by those holders receiving solely shares of Glacier common stock in exchange for shares of Bankshares common stock pursuant to the merger (except with respect to any cash received instead of fractional share interests in Glacier common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of Glacier Common Stock”);

•

gain (but not loss) will be recognized by those holders who receive shares of Glacier common stock and cash in exchange for shares of Bankshares common stock pursuant to the merger, in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Glacier common stock and cash received by a holder of Bankshares common stock exceeds such holder’s cost basis in its Bankshares common stock, and (2) the amount of cash received by such holder of Bankshares common stock (except with respect to any cash received instead of fractional share interests in Glacier common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of Glacier Common Stock”);

•

the aggregate basis of the Glacier common stock received in the merger will be the same as the aggregate basis of the Bankshares common stock for which it is exchanged, decreased by the amount of cash received in the merger (except with respect to any cash received instead of fractional share interests in Glacier common stock), decreased by any basis attributable to fractional share interests in Glacier common stock for which cash is received, and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain, or as ordinary dividend income, as discussed below, but excluding any gain or loss recognized with respect to fractional share interests in Glacier common stock for which cash is received); and

•	the holding period of Glacier common stock received in exchange for shares of Bankshares common stock will include the holding period of the Bankshares common stock for which it is exchanged.

If holders of Bankshares common stock acquired different blocks of Bankshares common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Bankshares common stock and such holders’ basis and holding period in their shares of Glacier common stock may be determined with reference to each block of Bankshares common stock. Any such holders should consult their tax advisors regarding the manner in which cash and Glacier common stock received in the exchange should be allocated among different blocks of Bankshares common stock and with respect to identifying the bases or holding periods of the particular shares of Glacier common stock received in the merger.

Gain that holders of Bankshares common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their Bankshares common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of Bankshares common stock is generally taxed at preferential rates. In some cases, if a holder actually or constructively owns Glacier stock other than Glacier stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Internal Revenue Code Section 302, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of Bankshares common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of Glacier Common Stock. A holder of Bankshares common stock who receives cash instead of a fractional share of Glacier common stock will generally be treated as having received the fractional share pursuant to the merger and then as having sold that fractional share of Glacier common stock for cash . As a result, a holder of Bankshares common stock will generally recognize gain or loss equal to the difference between the amount of cash received instead of the fractional share and the basis in his or her fractional share interest as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Payments of cash to a holder of Bankshares common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to Glacier and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Voting Agreement

The directors and certain principal shareholders of Bankshares, together with certain executive officers of First State Bank, have entered into a voting agreement, dated as of February 25, 2013. In the voting agreement, each signing director, executive officer and principal shareholder agrees, among other things, to vote the shares of Bankshares common stock that he or she owns or controls in favor of the merger. The persons who have entered into this voting agreement are entitled to vote a total of 49,319 outstanding shares of Bankshares common stock, which is approximately 68.2% of the total shares outstanding. Accordingly, shareholder approval of the merger is assured.

Dissenters’ Rights of Appraisal

Under the Wyoming Business Corporation Act (“WBCA”), Bankshares shareholders are entitled to exercise dissenters’ rights and to receive the fair value in cash of their shares of Bankshares common stock if they fully comply with the provisions of the WBCA relating to dissenters’ rights, if the merger agreement is approved and the merger is consummated. The following summary of the WBCA provisions with respect to dissenters’ rights is qualified in its entirety by reference to those statutes. Shareholders anticipating exercising dissenters’ rights with respect to the merger are strongly encouraged to consult their legal counsel and tax, financial or other appropriate advisors.

The WBCA requires that shareholders be accorded dissenters’ rights in connection with the proposed merger transaction. A copy of the relevant portions of the WBCA, Sections 17-16-1301 through 17-16-1331 are included as Appendix B. The following discussion of dissenters’ rights is qualified in its entirety by reference to those statutes.

A shareholder may elect to dissent from the proposed merger transaction and, upon consummation of the transaction, to receive the “fair value” of such shareholder’s Bankshares stock.

In order to properly exercise dissenters’ rights the shareholder must:

•	Not vote in favor of the proposed merger; and

•	Prior to the time of the vote taken by Bankshares shareholders, notify Bankshares of the shareholder’s intent to exercise dissenters’ rights.

Except in certain circumstances specified in the WBCA, a shareholder electing to assert dissenters’ rights must generally assert such rights with respect to all shares of Bankshares stock beneficially owned by the shareholder. A notice of intent to demand payment under dissenters’ rights given to Bankshares shareholders must be in writing. If a shareholder fails to meet the requirements for assertion of dissenters’ rights such shareholder is not entitled to payment for his or her shares under the WBCA.

If a shareholder properly asserts dissenters’ rights and the proposed merger is consummated, Glacier, as the surviving corporation in the merger, will send each shareholder who has properly exercised dissenters’ rights a dissenter’s notice, notifying the shareholder of, among other things, the completion of the merger and providing the shareholder instructions for the deposit of certificates representing the dissenter’s Bankshares shares and supplying a form for demanding payment. A dissenting shareholder failing to timely demand payment or to deposit certificates representing the dissented Bankshares stock is not thereafter entitled to receive payment for his or her shares under the WBCA.

Glacier, as the surviving corporation in the merger, is required to pay all dissenting Bankshares shareholders who have properly and timely exercised dissenters’ rights, deposited certificates and demanded payment of the “fair value” for their shares of Bankshares stock. The amount of payment is determined by Glacier and made to dissenting shareholders within time frames specified by the WBCA. If a shareholder is dissatisfied with the amount of the payment determined by Glacier, such shareholder may notify Glacier in writing, within 30 days after Glacier made or offered to make payment, of the shareholder’s own estimate of the fair value of his or her shares and demand payment for such amount (less any payment made by Glacier). Glacier may, after the receipt of such demand, elect to pay the additional amount demanded or, within 60 days following receipt of such demand, commence a legal proceeding for a determination of the “fair value” of the shares.

Conditions to the Merger

Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Glacier and Bankshares, are as follows:

•	approval of the merger by Bankshares shareholders;

•	accuracy of the other party’s representations in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

•	compliance by the other party of all material terms, covenants, and conditions of the merger agreement;

•	that there shall have been no damage, destruction, or loss, or other event or sequence of events, that has had or potentially may have a material adverse effect with respect to the other party;

•	that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

•	the parties shall have agreed on the amount of the Bankshares Closing Capital; and

•

the registration statement filed with the SEC, required to register the Glacier common stock to be issued to shareholders of Bankshares, has become effective, and no stop-order suspending such effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

In addition to the above, the obligations of Glacier under the merger agreement are subject to conditions that include the following:

•	employment agreements between Glacier Bank and certain current employees of First State Bank shall be in effect as of the closing date of the merger; and

•	the Bankshares Closing Capital will not be less than $25,000,000.

Additionally, either Glacier or Bankshares may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “– Termination of the Merger Agreement.”

Either Glacier or Bankshares may waive any of the other party’s conditions, except those that are required by law (such as receipt of regulatory approvals and Bankshares shareholder approval). Either Glacier or Bankshares may also grant extended time to the other party to complete an obligation or condition.

Amendment of the Merger Agreement

The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the Bankshares special meeting of the shareholders. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of Bankshares shareholders. However, after shareholder approval, any amendments that would reduce the amount or change the form of the consideration that Bankshares shareholders will receive in the merger would require further Bankshares shareholder approval.

Termination of the Merger Agreement

The merger agreement contains several provisions entitling either Glacier or Bankshares to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not been consummated on or before September 30, 2013, then at any time after that date, the board of directors of either Glacier or Bankshares may terminate the merger agreement and the merger if (i) the terminating party’s board of directors decides to terminate by a majority vote of all if its members, and (ii) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by Bankshares shareholders, by mutual consent if the board of directors of each party agrees to terminate by a majority vote of all of its members.

Glacier Average Closing Price Greater than $16.50. By specific action of its board of directors, Glacier may terminate the merger agreement if the Glacier average closing price (as defined in the merger agreement) is greater than $16.50.

If Glacier provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is greater than $16.50, Bankshares may elect, within three business days of its receipt of such notice, to accept an adjustment to the total stock consideration through the issuance of fewer Glacier shares; in such event, the total stock consideration will be the number of Glacier shares equal to the quotient obtained by dividing $27,258,000 by the Glacier average closing price. If Bankshares makes the election to accept such decrease in the number of Glacier shares to be issued, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the total stock consideration has been adjusted.

Glacier Average Closing Price Less than $13.50 But Not Less Than $12.00. By specific action of its board of directors, Bankshares may terminate the merger agreement if the Glacier average closing price is less than $13.50 but not less than $12.00, but only if Glacier’s stock trading price has underperformed the stock trading price performance of a regional bank peer group index by more than 10%. The banks comprising the peer group index (the “Index Group”) are set forth in the merger agreement.

The performance of Glacier’s stock trading price relative to the performance of the Index Group is determined by dividing the Glacier Average Closing Price (the average daily closing price for the 20 trading day period prior to the determination date) by $17.07 (the closing price of Glacier stock on February 22, 2013), and comparing the resulting quotient to the quotient obtained by dividing the Final Index Price (also determined over the 20 trading day period prior to the determination date) of the Index Group by $1.00 (the closing price of the stock of the Index Group on February 22, 2013). Glacier will be deemed to have underperformed the Index Group for purposes of the termination provisions of the merger agreement if the amount of the decline the trading price of its stock, calculated as above, exceeds the amount of the decline in the trading price of the stock of the Index Group by more than 10%.

If Bankshares provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is less than $13.50 but not less than $12.00 and Glacier’s stock trading price has underperformed the Index Group by more than 10%, Glacier may elect, within two business days of its receipt of such notice, to adjust the total stock consideration through the issuance of additional Glacier shares; so that the total value of the stock consideration issued in the merger is sufficient to remedy the underperformance of Glacier’s stock relative to that of the Index Group. If Glacier elects to increase the number of Glacier shares to be issued, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the total stock consideration has been adjusted.

Glacier Average Closing Price Less than $12.00. By specific action of its board of directors, Bankshares may terminate the merger agreement if the Glacier average closing price is less than $12.00, regardless of the performance of the Index Group or Glacier’s performance relative to the Index Group.

If Bankshares provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is less than $12.00, Glacier may elect, within three business of its receipt of such notice, to adjust the total stock consideration through the issuance of additional Glacier shares so that the total stock consideration issued in the merger is equal to the quotient obtained by dividing $19,824,000 by the Glacier average closing price. If Glacier elects to increase the number of shares to be issued, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the total stock consideration has been adjusted.

No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

Breach of Representation or Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

Failure to Recommend or Obtain Shareholder Approval. Glacier may terminate the merger agreement (so long as it is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement), if (i) the Bankshares board of directors fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the merger. Additionally, regardless of whether the Bankshares board of directors recommends approval of the merger to its shareholders, Glacier may terminate the merger agreement if Bankshares shareholders elect not to approve the merger.

Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the States of Montana or Wyoming to restrain or invalidate the merger or the merger agreement.

Superior Proposal – Termination by Bankshares. Bankshares may terminate the merger agreement if its board of directors determines in good faith that Bankshares has received a “Superior Proposal” as defined in the merger agreement. This right is subject to the requirement that Bankshares may terminate the merger agreement only if Bankshares (i) has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties; and (ii) subsequent to delivering the notice of termination to Glacier, Bankshares intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) Bankshares has provided Glacier with at least five business days prior notice that Bankshares intends to accept a Superior Proposal and has given Glacier, if it so elects, an opportunity to amend the terms of the merger agreement (negotiated in good faith between Glacier and Bankshares) in such a manner as would enable Bankshares to proceed with the merger and (iv) simultaneously upon entering into a letter of intent or agreement relating to the Superior Proposal, it delivers to Glacier the break-up fee described below.

Superior Proposal – Termination by Glacier. Glacier may terminate the merger agreement if (i) an “Acquisition Event” (as defined in the merger agreement) has occurred or (ii) a third party has made a proposal to Bankshares or its shareholders to engage in, or has entered into an agreement with respect to, an Acquisition Event, and the merger agreement and the merger are not approved at the special meeting of Bankshares shareholders.

Termination Fees

Subject to certain exceptions, Bankshares will pay Glacier a termination fee of $300,000 if Glacier terminates the merger agreement based on a Bankshares breach of its representations or breach of its covenants. Glacier will pay Bankshares a termination fee of $300,000 if Bankshares terminates the merger agreement based on a Glacier breach of its representations or breach of its covenants.

Break-Up Fee

If the merger agreement is terminated because (i) the Bankshares board of directors fails to recommend shareholder approval of the merger agreement or modifies, withdraws or changes its recommendation in a manner adverse to Glacier; or (ii) Bankshares terminates the merger agreement after receiving a “Superior Proposal” (as defined in the merger agreement) and Glacier declines the opportunity to amend the terms of the merger agreement to enable Bankshares’ board of directors to proceed with the merger; or (iii) Glacier terminates the merger agreement after Bankshares’ receipt of a Superior Proposal followed by an immediate Acquisition Event (as defined in the merger agreement), then Bankshares will immediately pay Glacier a break-up fee of $1,770,000. If the merger agreement is terminated by Glacier due to Bankshares’ receipt of a proposal to enter into an Acquisition Event and the merger agreement and merger are not approved at the shareholders’ meeting, and prior to or within six months after such termination, Bankshares or First State Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within 12 months after such termination an Acquisition Event has occurred, then Bankshares will promptly pay to Glacier the break-up fee in the amount of $1,770,000.

Allocation of Costs Upon Termination

If the merger agreement is terminated (except under circumstances that would require the payment of a termination fee or break-up fee) Glacier and Bankshares will each pay their own out-of-pocket expenses incurred in connection with the transaction and, except for any applicable termination or break-up fees, will have no other liability to the other party.

Conduct Pending the Merger

The merger agreement provides that, until the merger is effective, Bankshares will conduct its business only in the ordinary and usual course. The merger agreement also provides that, unless Glacier otherwise consents in writing, and except as required by applicable regulatory authorities, Bankshares will refrain from engaging in various activities such as:

•

effecting any stock split or other recapitalization with respect to Bankshares or First State Bank, or pledge or encumber any shares of Bankshares or First State Bank stock or grant any options for such stock;

•	except as specifically permitted under the terms of the merger agreement, declaring or paying any dividends, or making any other distributions;

•

acquiring, selling, transferring assigning or encumbering or otherwise disposing of assets or making any commitment other than in the ordinary course of business except the possible declaration and payment of a cash dividend under the circumstances described under “– Merger Consideration” above;

•

soliciting or accepting deposit accounts of a different type than previously accepted by First State Bank or at rates materially in excess of prevailing interest rates, or, with specified exceptions, incurring any indebtedness for borrowed money;

•

offering or making loans or other extensions of credit of a different type, or applying different underwriting standards, from those previously offered or applied by First State Bank, or offering or making a loan or extension of credit in an amount greater than $1,000,000 without prior consultation with Glacier;

•

with specified exceptions, acquiring an ownership or leasehold interest in real property without conducting an appropriate environmental evaluation and providing specified information and notices to Glacier;

•	with specified exceptions, entering into, renewing, amending or terminating any contracts calling for a payment of more than $25,000, with a term of one year or more;

•

with specified exceptions, entering into or amending any contract calling for a payment of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days’ notice or less;

•	with specified exceptions, entering into any personal services contract;

•

selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain or loss realized from all sales after the date of execution of the merger agreement would exceed $25,000, or transferring investment securities between portfolios;

•	with specified exceptions, amending or materially changing its operations, policies or procedures;

•	other than in accordance with binding existing commitments, making capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate;

•	entering into material transactions or making any material expenditures other than in the ordinary course of business except for expenses reasonably related to the completion of the merger.

First State Bank Management and Operations After the Merger

Immediately following the merger, First State Bank will be merged with and into Glacier Bank. It is anticipated that the former First State Bank branches will operate after the closing as “First State Bank, a division of Glacier Bank,” (referred to as the “Division”) consistent with Glacier’s organizational structure. The current members of First State Bank’s board of directors will serve as Glacier Division directors following the merger.

As described below under “– Interests of Certain Persons in the Merger,” Ted Bentley, President and CEO of First State Bank, Bruce Hellbaum, Chief Financial Officer and Corporate Counsel of First State Bank, and Jeff Brown, Executive Vice President and Chief Credit Officer of First State Bank, have entered into employment agreements with Glacier, effective upon the closing of the merger, pursuant to which they will serve in their current capacities as officers of the Division.

Employee Benefit Plans

The merger agreement confirms Glacier’s intent that Glacier’s current personnel policies and benefits will apply to any employees of Bankshares and First State Bank who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Glacier that are generally available to similarly-situated employees of Glacier. For purposes of such participation, current employees’ prior service with Bankshares and/or First State Bank will constitute prior service with Glacier for purposes of determining eligibility and vesting, including vacation time and participation and benefits under Glacier’s Severance Plan for employees in effect at the time of any termination.

Interests of Certain Persons in the Merger

Certain members of the Bankshares board of directors and management may be deemed to have interests in the merger, in addition to their interests as shareholders of Bankshares generally. The Bankshares board of directors was aware of these factors and considered them, among other things, in approving the merger agreement.

Stock Ownership. Bankshares directors, executive officer and their spouses beneficially owned, as of the record date for the special meeting, 37,084 shares of Bankshares common stock, representing approximately 51.3% of all outstanding Bankshares shares. The directors and executive officers of Bankshares will receive the same consideration in the merger for their shares as other shareholders of Bankshares.

Voting Agreement. The directors and certain principal shareholders of Bankshares, together with certain executive officers of First State Bank, have entered into a voting agreement, dated as of February 25, 2013. Pursuant to the voting agreement, each signing director, executive officer and principal shareholder agrees to vote the shares of Bankshares common stock that he or she owns or controls in favor of the merger. A total of 49,319 outstanding shares, or approximately 68.2% of the outstanding shares of Bankshares common stock, are covered by the voting agreement.

Bankshares Director Non-Competition Agreement. Each member of the board of directors of Bankshares has entered into a non-competition agreement with Glacier, Bankshares and First State Bank. Except under certain limited circumstances, the non-competition agreement prohibits such directors from becoming involved in a business competing with Glacier or any of Glacier’s subsidiaries, divisions or affiliates within Platte or Goshen Counties in Wyoming or any county in Wyoming into which Glacier or Glacier Bank expands their business during the term of the agreement. The term of the non-competition agreement commences upon the effective date of the merger and continues until the later of (i) two years following the closing of the merger or (ii) two years following termination of such director’s service on the board of directors of the Division.

Employment Agreements. Glacier Bank has entered into employment agreements with certain current officers of First State Bank, including the following executive officers: Ted Bentley, President and Chief Executive Officer; Bruce Hellbaum, Chief Financial Officer and Corporate Counsel; and Jeff Brown, Executive Vice President and Chief Credit Officer. Other than variances in Aggregate Compensation, the employment agreements of Messrs. Bentley, Hellbaum and Brown are on substantially the same terms.

The employment agreements are effective on (and conditioned upon) the closing date of the merger and continue until December 31, 2015. The agreements provide that each executive will continue to serve in his current capacity as an executive of the Division. The agreements provide that the executive will receive specified “Aggregate Compensation” (annualized base salary, any director fees, 401(k) match, profit-sharing accrual and long-term incentive plan accrual). The total annual Aggregate Compensation payable to Messrs. Bentley, Hellbaum and Brown together as a group will be $577,400. For calendar year 2013, each executive will be entitled to receive an amount equal to the Aggregate Compensation less all accrued benefits (as defined in the agreement) paid by First State Bank to the executive from January 1, 2013 to the closing date of the merger. Any shortfall in Aggregate Compensation at December 31 of any calendar year will be remedied through the payment of a year-end bonus. The executives will be eligible to participate in the Division’s profit-sharing plan, short-term incentive plan and long-term incentive plan. Additionally, the executives will be entitled to participate in any group life insurance, disability, health and accident insurance plans, and other employee fringe benefit plans that Glacier or Glacier Bank may have in effect from time to time for its similarly situated employees.

If the executive’s employment is terminated for “Cause” or the executive terminates his employment without “Good Reason’ (as such terms are defined in the agreement), Glacier Bank will pay the executive the salary earned and expenses reimbursable incurred through the date of termination.

If the executive’s employment is terminated without Cause or the executive terminates his employment for Good Reason, then contingent upon the executives’ execution of a release of claims, Glacier Bank will pay the executive a lump sum payment equal to the lesser of (i) one times the executive’s annual base salary at the time of termination or (ii) the amount of annual salary remaining to be paid under the term of the agreement.

The agreements provide that during the term of the agreement or one year after the executive’s employment with Glacier Bank has ended if it ends before the term has expired, the executive will not engage in any activity within Platte or Goshen Counties, Wyoming, that is competitive with the business of Glacier or Glacier Bank. The executives will receive separate compensation for this non-compete provision, in the aggregate amount of $2,500 per executive.

Additionally, the agreements provide that during the period of employment or one year after the executive’s employment with Glacier Bank has ended if it ends before the term has expired, the executive will not persuade or entice, or attempt to persuade or entice, (i) any employee of Glacier or Glacier Bank to terminate his or her employment, or (ii) any person or entity to terminate its business relationship with Glacier or Glacier Bank.

Indemnification of Directors and Officers; Insurance. The merger agreement provides that Glacier will, for a period of four years following the closing of the merger, indemnify the present and former directors and officers of Bankshares and First State Bank against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger (but excluding, to the extent such officer or director is an indemnifying party under the Indemnification Agreement, any claims for indemnification made against such former officer or director pursuant thereto). The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under applicable law and the articles of incorporation or bylaws of Bankshares and First State Bank, as applicable.

The merger agreement also provides that for a period of four years following the closing of the merger, Glacier will use reasonable efforts to cause to be maintained in effect, director and officer liability insurance substantially similar to that maintained by Glacier with respect to claims arising from facts or events that occurred before the effective date of the merger.

Regulatory Requirements

Closing of the merger is subject to approval by the appropriate banking regulatory authorities, including the Federal Reserve Bank of Minneapolis and the Wyoming State Banking Commissioner.

Accounting Treatment of the Merger

The acquisition of Bankshares will be accounted for using the purchase method of accounting by Glacier under accounting principles generally accepted in the United States of America. Accordingly, using the purchase method of accounting, the assets and liabilities of Bankshares will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed will be recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of Bankshares will be included in Glacier’s consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company’s earnings following completion of the merger.

INFORMATION CONCERNING WHEATLAND BANKSHARES

General

Wheatland Bankshares is a Wyoming corporation formed on December 31, 1985 for the purpose of acquiring the stock of First State Bank and becoming the holding company for First State Bank. Bankshares is registered with the Board of Governors of the Federal Reserve System as a bank holding company. Bankshares has no substantial operations separate or apart from First State Bank.

The principal offices of Bankshares are located at 1405 16th Street, Wheatland, Wyoming 82201.

First State Bank is a state-charted Wyoming bank which commenced operations in January 1981. As of December 31, 2012, First State Bank had total assets of approximately $280.7 million, total net loans of approximately $175.9 million, total deposits of approximately $249.2 million and approximately $25.6 million of shareholders’ equity.

Market Area

First State Bank currently operates three banking offices: one in Wheatland, Wyoming; one in Torrington, Wyoming; and one in Guernsey, Wyoming. Its principal market area consists of Platte and Goshen Counties in Wyoming.

Lending Activities

First State Bank’s principal business is to accept deposits from the public and to make loans and make loans and other investments. To develop business, the bank relies to a great extent on the personalized approach of its officers and directors, who have extensive business and personal contacts in the communities served by the bank. First State Bank offers a variety of traditional loan products to its customers, primarily individual consumers and small to medium-sized businesses. For businesses, First State Bank provides term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers and commercial real estate loans. First State Bank offers consumers residential mortgage loans, home equity loans, automobile loans and various other consumer installment loans.

At December 31, 2012, First State Bank’s consolidated total loan portfolio was $178.9 million, representing approximately 63.7% of its total assets. As of such date, First State Bank’s loan portfolio consisted of 11.2% 1-4 family real estate secured loans, 17.8% commercial real estate secured loans (excluding construction and land development loans), 2.3% real estate construction and land development loans, 16.8% commercial loans, 7.3% installment or consumer loans and 41.7% farm and agriculture loans.

Deposit and Banking Services

Customers of First State Bank are provided with a full complement of traditional banking and deposit products. The bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Wyoming, including the acceptance of checking accounts, savings accounts, money market accounts and a variety of certificates of deposit accounts.

First State Bank does a substantial amount of business with individuals, as well as with customers in small to medium-sized commercial, industrial and agriculture businesses. The primary sources of core deposits are residents of First State Bank’ s primary market area and businesses and their employees located in that area. First State Bank also obtains deposits through personal solicitation by the bank’s officers and directors and through local advertising. For the convenience of its customers, First State Bank offers drive-through banking facilities, automated teller machines, internet banking, direct deposit, night depositories, personalized checks, merchant bank card processing and safe deposit boxes. The bank’s services also include cashier’s checks, travelers’ checks, domestic wire transfers, account research, stop payments, and telephone and internet based transfers between accounts.

Wheatland Bankshares and First State Bank Summary Financial Information

The following selected financial information for the fiscal years ended December 31, 2012, 2011 and 2010 are derived from audited financial statements of Wheatland Bankshares on a consolidated basis:

Wheatland Bankshares

Balance Sheet

	Year Ended December 31,
	2012	2011	2010
Cash and Due from Banks	$7,282	$7,232	$9,817
Fed Funds	3,500	5,250	2,249
Certificates of deposit	4,486	6,227	11,691
Securities	76,094	71,444	66,051
Gross Loans	178,920	171,548	172,573
Allowance for Loan Loss	(2,997)	(2,844)	(2,770)
Net Loans	175,923	168,705	169,803
Premises & Fixed Assets	3,821	3,898	4,161
Other Assets	9,500	5,427	6,654
Total Assets	$280,606	$268,182	$270,426
Deposits	248,430	237,334	242,529
Fed Funds & Repos	0	0	0
Borrowings	5,599	5,789	5,982
Other Liabilities	628	547	665
Total Liabilities	$254,658	$243,670	$249,175
Equity	25,948	24,512	21,250
Total Liabilities and Shareholder Equity	$280,606	$268,182	$270,426

Wheatland Bankshares

Income Statement

	Year Ended December 31,
	2012	2011	2010
Interest Income	$12,358	$12,685	$12,680
Interest Expense	2,327	2,824	3,761
Net Interest Income	10,030	9,861	8,919
Loan Loss Provision	193	132	490
Non-interest Income	1,452	1,193	1,272
Non-interest Expense	6,467	6,223	5,925
Pre-Tax Income	4,823	4,699	3,777
Taxes	1,376	1,471	1,172
Net Income	$3,447	$3,227	$2,604

Competition

First State Bank experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than First State Bank.

First State Bank also competes with companies located outside of its primary market that provide financial services to persons within this market. Some of First State Bank’s current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than First State Bank and some of them are not subject to the same degree of regulation as First State Bank.

Employees

As of December 31, 2012, First State Bank had 54 full-time and five part-time employees. Bankshares has one employee. First State Bank believes that it has a good relationship with its employees and the employees are not represented by a collective bargaining agreement.

Properties

First State Bank operates from three locations:

•

First State Bank’s main office is located at 1405 16th Street, Wheatland, Wyoming 82201 and is housed in an approximately 13,667 square foot building. This banking center is equipped with six teller stations in the lobby, three teller stations at the drive-up, and four automated teller machines (three offsite).

•

First State Bank’s Guernsey, Wyoming branch is located at 250 W. Whalen Street, Guernsey, Wyoming 82214, and is housed in a an approximately 4,900 square foot building. This banking center is equipped with three teller stations in the lobby, one teller station at the drive-up, and two automated teller machines (one offsite).

•

First State Bank’s Torrington, Wyoming branch is located at 1410 E. Valley Highway, Torrington, Wyoming 82240, and is housed in an approximately 7,500 square foot building. This banking center is equipped with four teller stations in the lobby, two teller stations at the drive-up, and four automated teller machines (three offsite).

All buildings are owned by First State Bank.

Legal Proceedings

From time to time, litigation arises in the normal conduct of Bankshares’ business. Bankshares, however, is not currently involved in any litigation that management of Bankshares believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

Share Ownership of Principal Shareholders, Management and Directors of Bankshares

The following table shows, as of March 1, 2013, the beneficial ownership of Bankshares common stock by (i) each person known by Bankshares to be the beneficial owner more than 5% of Bankshares’ outstanding common stock, (ii) each of Bankshares’ directors and executive officers; and (iii) all of Bankshares’ directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

Name	Shares Beneficially Owned	Percentage of Class(1)
Directors and Executive Officers
Mike C. Daly(2)	15,745	21.8%
Tamara M. Daly(3)	11,230	15.5%
Ted L. Bentley	3,735	5.2%
Brent D. Sherard(4)	2,697	3.7%
E. Gerald Gebhart	2,270	3.1%
Bruce A. Hellbaum	1,407	1.9%
All Directors and Executive Officers as a group (6 persons)	37,084	51.3%
Other 5% Holders
John B. Bunker Revocable Trust of 2003(5)	5,590	7.8%
Stephen F. and Robin L. Schuermann(6)	4,145	5.7%

(1)	Ownership percentages based on 72,289 shares outstanding as of March 1, 2013.
(2)	Includes 12,100 shares held by Mike C. Daly, Trustee of the Mike C. Daly Family Trust Dated 7/2/98. Includes 260 shares held by Jonathan M. Daly Educational Trust. Includes 660 shares held by Lauren M. Daly Educational Trust. Excludes 11,260 shares held by Tamara Daly, Mike Daly’s spouse, which is separately listed.
(3)	Includes 9,290 shares held by Tamara M. Daly, Trustee of the Tamara M. Daly Family Trust Dated 7/2/98. Excludes 15,749 shares held by Mike C. Daly, Tamara Daly’s spouse, which is separately listed.
(4)	Includes 610 shares held by the The Brent D. Sherard Revocable Trust. Excludes 2,500 shares held by The Patty L. Sherard Revocable Trust.
(5)	Jeanie C. Bunker and Lambert Bunker are Co-Trustees.
(6)	Includes 1,950 shares held by The Stephen F. and Robin L. Schuermann Family Trust Dated 11/27/06. Includes 860 shares held by Mark S. Schuermann Educational Trust. Includes 860 shares held by Robert D. Schuermann Educational Trust.

DESCRIPTION OF GLACIER’S CAPITAL STOCK

Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

Glacier common stock is listed for trading on The NASDAQ Global Select Market under the symbol “GBCI.”

Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities.

For additional information concerning Glacier’s capital stock, see “Comparison Of Certain Rights Of Holders Of Glacier And Bankshares Common Stock.”

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF

GLACIER AND BANKSHARES COMMON STOCK

Montana law and Glacier’s articles of incorporation and bylaws govern the rights of Glacier’s shareholders and will govern the rights of Bankshares’ shareholders, who will become shareholders of Glacier as a result of the merger. The rights of Bankshares’ shareholders are currently governed by Wyoming law and by Bankshares’ articles of incorporation and bylaws. The following is a brief summary of certain differences between the rights of Glacier and Bankshares shareholders. This summary is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified by the documents referenced and the respective laws of Montana and Wyoming. See also “Where You Can Find More Information About Glacier.”

General

Under its articles of incorporation, Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.

Under its articles of incorporation, Bankshares’ authorized capital consists of 200,000 shares of common stock, $1.00 par value per share.

The following is a more detailed description of Glacier’s and Bankshares’ capital stock.

Common Stock

As of December 31, 2012, there were 71,937,222 shares of Glacier common stock issued and outstanding, in addition to options for the purchase of 791,440 shares of Glacier common stock under Glacier’s employee and director stock option plans.

As of December 31, 2012, there were 72,289 shares of Bankshares common stock issued and outstanding.

Preferred Stock

As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

Bankshares authorized capital does not include preferred stock.

Dividend Rights

Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends.

The ability of Glacier to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Glacier can pay.

Dividends may be paid on Bankshares common stock as and when declared by the Bankshares board of directors out funds legally available for the payment of dividends. Bankshares’ payment of dividends is generally subject to the same considerations described above with respect Glacier.

Voting Rights

All voting rights are currently vested in the holders of Glacier common stock and Bankshares common stock, with each share being entitled to one vote.

The articles of incorporation of Glacier provide that shareholders do not have cumulative voting rights in the election of directors. The articles of incorporation of Bankshares provide that shareholders do not have cumulative voting rights in the election of directors or for any other purpose.

Preemptive Rights

Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued.

Bankshares’ shareholders do not have a preemptive right to acquire the corporation’s shares or rights to acquire shares.

Liquidation Rights

If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

If Bankshares is liquidated, the holders of Bankshares common stock are entitled to share, on a pro rata basis, Bankshares’ remaining assets after provision for liabilities.

Assessments

All outstanding shares of Glacier common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable. Shares of Bankshares common stock are fully paid and nonassessable.

Amendment of Articles and Bylaws

The Montana Business Corporation Act (“MBCA”) authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The Glacier board of directors may, by a majority vote, amend Glacier’s bylaws.

The Wyoming Business Corporation Act (“WBCA”) authorized a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by the shareholders at a meeting at which a quorum exists. The bylaws of Bankshares provide that subject to repeal or change by action of the shareholders, the bylaws may be altered, amended or repealed, from time to time and in whole or in part, by the affirmative vote of a majority of the board of directors or by consent.

Approval of Certain Transactions

The MBCA does not contain any “anti-takeover” provisions imposing specific requirements or restrictions on transactions between a corporation and significant shareholders. Glacier’s articles of incorporation contain a provision requiring that specified transactions with an “interested shareholder” be approved by 80% of the voting power of the then outstanding shares unless it is (i) approved by Glacier’s board of directors, or (ii) certain price and procedural requirements are satisfied. An “interested shareholder” is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier’s voting stock.

Bankshares’ articles of incorporation do not contain any anti-takeover provisions.

Board of Directors – Number of Directors

Glacier’s articles of incorporation provide that the number of directors may not be less than seven or more than 17. Glacier’s board currently consists of 11 members, each of whom is currently serving an annual term.

Bankshares’ bylaws provide that the number of directors may not be less than three or more than fifteen. The board of directors of Bankshares currently consists of six members, each of whom is currently serving an annual term.

Indemnification and Limitation of Liability

Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action. Glacier’s bylaws provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action. Under the MBCA, any indemnification of a director in a derivative action must be reported to shareholders in writing prior to the next annual meeting of shareholders.

Glacier’s articles of incorporation provide that the personal liability of directors and officers for monetary damages shall be eliminated to the full extent permitted by the MBCA.

Under the WBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or at least not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Wyoming law requires indemnification if the director or officer is wholly successful on the merits of the action. Bankshares’ bylaws provide that to the extent permitted or required by the WBCA, Bankshares shall indemnify its directors and officers and shall advance fees to such persons incurred in the applicable proceeding.

Bankshares’ articles of incorporation provide that there shall be no personal liability, either direct or indirect, of any director to Bankshares or its shareholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that the WBCA expressly prohibits the elimination of liability.

Potential “Anti-Takeover” Provisions

Glacier’s articles of incorporation include certain provisions that could make more difficult the acquisition of Glacier by means of a tender offer, a proxy contest, merger or otherwise. These provisions consist of a requirement that any “Business Combination” (as defined in the articles of incorporation) be approved by the affirmative vote of not less than 80% of the voting power of the then outstanding shares unless it is either approved by the board of directors or certain price and procedural requirements are satisfied.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

The “supermajority” approval requirement for certain business transactions and the availability of Glacier’s preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier’s shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action was favored by a majority of Glacier’s shareholders.

Bankshares’ articles of incorporation do not contain “anti-takeover” provisions.

CERTAIN LEGAL MATTERS

The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Moore, Cockrell, Goicoechea & Axelberg, P.C., Kalispell, Montana.

EXPERTS

The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2012 and 2011 and for each of the years in the three year period ended December 31, 2012 have been incorporated by reference herein and in the registration statement in reliance upon the reports of BKD, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows Glacier to “incorporate by reference” information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC. These documents contain important information about Glacier and its finances:

•	Annual Report on Form 10-K for the year ended December 31, 2012;

•	Proxy Statement for Glacier’s 2013 Annual Meeting of Shareholders; and

•	Current Reports on Form 8-K filed January 24, 2013; February 26, 2013; and March 28, 2013; (other than the portions of those documents not deemed to be filed)

In addition, Glacier is incorporating by reference additional documents that Glacier files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of Bankshares, provided, however, that Glacier is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

Glacier files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Glacier may file with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information About Glacier” in the forepart of this document.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated April 23, 2013. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to Bankshares shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

CONFIDENTIAL

APPENDIX A

PROJECT “BULLDOG”

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.

GLACIER BANK

WHEATLAND BANKSHARES, INC. AND

FIRST STATE BANK

DATED AS OF FEBRUARY 25, 2013

CONFIDENTIAL

i

CONFIDENTIAL

ii

CONFIDENTIAL

List of Schedules and Exhibits

SCHEDULES:

Schedule 3.1.1	Offices of Bankshares/the Bank

Schedule 3.1.2	Third Party Consents Required by Bankshares/the Bank

Schedule 3.1.3	Capital Stock – Bankshares/the Bank

Schedule 3.1.4	Subsidiaries; Investments

Schedule 3.1.5	Bankshares Financial Statements

Schedule 3.1.6	Bankshares Properties

Schedule 3.1.10	Bankshares Material Contracts

Schedule 3.1.15	Asset Classifications

Schedule 3.1.16	Bankshares Litigation

Schedule 3.1.17	Bankshares Insurance Policies

Schedule 3.1.19	Bankshares Benefit Plans

Schedule 4.1.2	Ordinary and Usual Course

Schedule 4.1.7	Compensation

Schedule 6.2.1	Comparability of Benefits

Exhibit A: Multiple Capacity Owners

Exhibit B: Index Group

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PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.,

GLACIER BANK,

WHEATLAND BANKSHARES, INC. AND FIRST STATE BANK

This Plan and Agreement of Merger (the “Agreement”), dated as of February 25, 2013, is made by and between GLACIER BANCORP, INC. (“GBCI”), GLACIER BANK, WHEATLAND BANKSHARES, INC. (“Bankshares”) and FIRST STATE BANK (the “Bank”).

PREAMBLE

The management and boards of directors of GBCI and Bankshares believe that the proposed Merger, to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

RECITALS

A.	The Parties.

(1)	GBCI is a corporation duly organized and validly existing under Montana law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). GBCI’s principal office is located in Kalispell, Montana.

(2)	Glacier Bank is a duly organized and validly existing Montana state-chartered bank and a wholly owned subsidiary of GBCI. Glacier Bank maintains its principal office in Kalispell, Montana and operates eleven separately branded banking divisions (the collectively, the “Glacier Bank Divisions”).

(3)	Bankshares is a corporation duly organized and validly existing under Wyoming law and is a registered bank holding company under the BHC Act. Bankshares’ principal office is located in Wheatland, Wyoming.

(4)	The Bank is a duly organized and validly existing Wyoming state-chartered bank and wholly owned subsidiary of Bankshares. The Bank’s principal office is located in Wheatland, Wyoming. In addition to its principal office, the Bank maintains branch offices in Guernsey and Torrington.

B.	The Transaction. On the Effective Date, (i) Bankshares will merge with and into GBCI, with GBCI as the surviving entity, (ii) the Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI, and (iii) the former branches of the Bank will operate under the name “First State Bank” as a division of Glacier Bank (the “Division”) and in the same general manner as the Glacier Bank Divisions.

C.	Board Approvals. The respective boards of directors of GBCI, Glacier Bank, Bankshares and the Bank have approved this Agreement and authorized its execution and delivery.

D.	Other Approvals. The Merger is subject to:

(1)	Satisfaction of the conditions described in this Agreement;

(2)	Approval by Bankshares’ shareholders; and

(3)	Approval or acquiescence, as appropriate, by the Federal Deposit Insurance Corporation (“FDIC”), the Board of Governors of the Federal Reserve System (“Federal Reserve”), the Wyoming State Banking Commissioner, the Commissioner of the Montana Division of Banking and Financial Institutions and any other agencies having jurisdiction over the Merger.

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E.	Employment Agreements. Glacier Bank has entered into agreements, to be effective as of the Effective Date, with certain of the Bank’s employees regarding their post-Closing employment with the Division.

F.	Director and Shareholder Agreements. In connection with the parties’ execution of this Agreement, the directors of Bankshares, and each principal shareholder of Bankshares, has entered into agreements pursuant to which, among other things, each agrees to vote his or her shares of Bankshares capital stock in favor of the actions contemplated by this Agreement and to refrain from competing with GBCI and/or Glacier Bank and their respective successors for a period of time.

G.	Fairness Opinion. Bankshares has received from St. Charles Capital, LLC an opinion to the effect that the Merger Consideration is fair from a financial point of view to Bankshares’ shareholders.

H.	Merger Agreements. Concurrent with the parties’ execution of this Agreement providing for the merger of Bankshares with and into GBCI (the “Merger”), the Bank and Glacier Bank have entered into a merger agreement providing for the Bank Merger (the “Bank Merger Agreement”).

I.	Intention of the Parties – Tax Treatment. The parties intend that the Transaction shall qualify, for federal income tax purposes, as a tax-free reorganization under IRC Section 368(a), and that this Agreement shall constitute a “plan of reorganization” for purposes of IRC Section 368 of the Code.

AGREEMENT

In consideration of the mutual agreements set forth in this Agreement, GBCI, Glacier Bank, Bankshares and the Bank agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings:

“Acquisition Event” means any of the following: (i) a merger, consolidation or similar transaction involving Bankshares, its Subsidiaries or any successor, (ii) a purchase, lease or other acquisition in one or a series of related transactions of assets of Bankshares or any of its Subsidiaries representing 25% or more of the consolidated assets of Bankshares and its Subsidiaries, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 50% or more of the voting power of Bankshares or its Subsidiaries, in each case with or by a person or entity other than GBCI or one of its Subsidiaries.

“Acquisition Proposal” has the meaning assigned to such term in Section 4.1.10.

“Agreement” means this Plan and Agreement of Merger.

“ALLL” means allowance for possible loan and lease losses.

“Asset Classification” has the meaning assigned to such term in Section 3.1.15.

“Bank” means First State Bank, a Wyoming state-chartered bank that has its principal office in Wheatland, Wyoming and is wholly owned by Bankshares.

“Bank Financial Statements” means the Bank’s (i) unaudited financial statements as of December 31, 2010, 2011 and 2012, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years ended December 31, 2010, 2011, and 2012; and (ii) the Subsequent Bank Financial Statements.

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“Bank Merger” means the merger of the Bank with and into Glacier Bank.

“Bank Merger Agreement” means the merger agreement described in Recital H.

“Bankshares Capital” means Bankshares’ capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, applied on a consistent basis for financial institutions, and calculated in the same manner in which Bankshares’ consolidated tangible equity capital of $25.9 million at November 30, 2012 was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on Bankshares’ or the Bank’s balance sheet; provided, however, that in calculating Bankshares Capital, purchase accounting adjustments and Transaction-related legal and investment banking fees that are payable as of the Closing date will not be treated as an accrued or contingent liability or otherwise taken into account.

“Bankshares Closing Capital” has the meaning assigned to such term in Section 4.12.

“Bankshares Contract” has the meaning assigned to such term in Section 3.1.2.

“Bankshares Financial Statements” means Bankshares’ (i) unaudited consolidated financial statements as of December 31, 2010, 2011 and 2012, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years ended December 31, 2010, 2011, and 2012;and (ii) the Subsequent Bankshares Financial Statements.

“Bankshares Meeting” has the meaning assigned in Section 4.2.2.

“Bankshares Stock” means the shares of Bankshares stock, $1 par value per share, issued and outstanding from time to time.

“BHC Act” has the meaning assigned to such term in Recital A.

“Break-Up Fee” has the meaning assigned to such term in Section 7.7.

“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Montana and the State of Wyoming are required by law to remain closed.

“Certificate” has the meaning assigned to such term in Section 1.6.1.

“Closing” means the closing of the Mergers contemplated by this Agreement, as more fully specified in Section 2.2.

“Closing Capital Differential” has the meaning assigned to such term in Section 1.2.2(i).

“Compensation Plans” has the meaning assigned to such term in Section 3.1.19.

“Constituent Shareholders” has the meaning assigned to such term in Section 1.2.3.

“Continuing Employees” has the meaning assigned to such term in Section 4.1.3(v).

“Daily Closing Price” has the meaning assigned to such term in Section 1.3(i).

“Determination Date” has the meaning assigned to such term in Section 1.3(ii).

“Division” has the meaning assigned to such term in Recital B.

“Effective Date” means the date on which the Mergers takes place, as more fully specified in Section 2.1.

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“Election Form” has the meaning assigned to such term in Section 1.2.3.

“Employees” has the meaning assigned to such term in Section 3.1.19.

“Environmental Laws” has the meaning assigned to such term in Section 3.1.7.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to Bankshares, any other entity that is considered one employer with Bankshares under Section 4001 of ERISA or Section 414 of the IRC.

“Exchange Act” has the meaning assigned to such term in Section 3.1.5.

“Exchange Agent” means American Stock Transfer and Trust Co.

“Exchange Fund” has the meaning assigned to such term in Section 1.5.

“Execution Date” means the date of this Agreement.

“Executive Officers,” with respect to GBCI and/or Glacier Bank means Michael J. Blodnick and Ronald Copher.

“Executive Officers,” with respect to Bankshares means Mike Daly, and with respect to the Bank means Ted L. Bentley, President & Chief Executive Officer; Bruce Hellbaum, Chief Financial Officer & Corporate Counsel; and Jeff Brown, Executive Vice President and Chief Credit Officer.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“GAAP” means United States generally accepted accounting principles.

“GBCI” is Glacier Bancorp, Inc., a Montana corporation that has its principal place of business in Kalispell, Montana, and that is a bank holding company registered pursuant to the BHC Act.

“GBCI Average Closing Price” has the meaning assigned to such term in Section 1.3(iii).

“GBCI Common Stock” means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

“GBCI Contract” has the meaning assigned to such term in Section 3.2.2.

“GBCI Financial Statements” means GBCI’s (i) audited consolidated balance sheets as of December 31, 2010 and 2011 and the related audited consolidated statements of income, cash flows and changes in shareholders’ equity for each of the years ended December 31, 2010 and 2011; (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2011 but preceding the Execution Date, and the related unaudited consolidated statements of income, cash flows and changes in shareholders’ equity for each such quarter; and (iii) unaudited consolidated balance sheets and related consolidated statements of income and shareholders’ equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

“GBCI Shares” means the shares of GBCI Common Stock to be issued to the holders of Bankshares Stock as Merger Consideration in accordance with Section 1.2.2.

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“Glacier Bank Divisions” has the meaning assigned to such term in Recital A.

“Hazardous Substances” has the meaning assigned to such term in Section 3.1.7.

“Independent Accountants” has the meaning assigned to such term in Section 4.12.

“IRC” means the Internal Revenue Code of 1986, as amended.

“Knowledge” has the following meanings: (i) Bankshares will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of Bankshares or the Bank has actual knowledge of such fact or matter or if any such person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of Bankshares’ and the Bank’s business that are under such individual’s general area of responsibility; and (ii) GBCI will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of GBCI has actual knowledge of such fact or matter or if any such person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GBCI’s business that are under such individual’s general area of responsibility.

“Liens” means, collectively, liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

“Material Adverse Effect” with respect to a Person means an effect that: (i) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole; (ii) significantly and adversely affects the ability of the Person to consummate the Merger on or by the Termination Date or to perform its material obligations under this Agreement; or (iii) enables any Person to prevent the consummation of the Merger on or by the Termination Date; provided, however, that Material Adverse Effect shall not be deemed to include the impact of any (a) changes in banking and similar laws of general applicability or interpretations thereof by governmental authorities or other changes affecting depository institutions generally that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, including changes in general economic conditions and changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, (b) acts of terrorism or war; (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP; (d) any modifications or changes made by Bankshares to its or its Subsidiaries’ general business practices or policies as may be required by GBCI so as to be consistent with the practices or policies of GBCI; or (e) actions or omissions of a party taken with the prior consent of the other, in contemplation of the transactions contemplated hereby, as required or permitted hereunder, as required under any regulatory approval received in connection with the Merger or which have been waived in writing by the other party.

“MBCA” means the Montana Business Corporations Act, as amended.

“Merger Consideration” means the aggregate consideration contemplated by Section 1.2.2.

“Merger” means the merger of Bankshares with and into GBCI.

“Multiple Capacity Owner” means a shareholder of Bankshares (i) who owns Bankshares Stock in multiple capacities such as through retirement or investment accounts, family partnerships or trusts (whether for the benefit of such shareholder or his/her family members or for which s/he serves as trustee), and/or (ii) whose ownership of Bankshares Stock is combined for purposes of this Agreement with that of his or her immediate family members or their related interests, in either case as set forth on Exhibit A to this Agreement, as such Exhibit may be updated from time to time.

“Pension Plan” has the meaning assigned to such term in Section 3.1.19.

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“Per Share Cash Consideration” has the meaning assigned to such term in Section 1.2.2(ii).

“Per Share Stock Consideration” has the meaning assigned to such term in Section 1.2.2(iii).

“Person” includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

“Plan” has the meaning assigned to such term in Section 3.1.19.

“Properties,” with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries including, with respect to Bankshares, Real Property.

“Proposed Dissenting Shares” means those shares of Bankshares Stock as to which shareholders have properly given notice of their intent to assert appraisal rights pursuant to Section 17-16-1321 of the WBCA.

“Prospectus/Proxy Statement” means the Prospectus/Proxy Statement referred to in Section 4.2.1, to be provided to all shareholders of Bankshares in connection with their consideration and approval of the Merger.

“Real Property” means any real property that Bankshares or the Bank owns in fee title, other than “other real estate owned.”

“Registration Statement” has the meaning assigned to such term in Section 4.2.1.

“Reports” has the meaning assigned to such term in Section 3.1.5.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning assigned to such term in Section 3.1.5.

“Securities Laws” has the meaning assigned to such term in Section 3.1.5.

“Subject Property” has the meaning assigned to such term in Section 3.1.7.

“Subsequent Bank Financial Statements” means the Bank’s unaudited balance sheets and related statements of income and shareholders’ equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.8.

“Subsequent Bankshares Financial Statements” means Bankshares’ unaudited consolidated balance sheets and related consolidated statements of income and shareholders’ equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.8.

“Subsidiary” with respect to any party to this Agreement means any Person in which such party owns the majority of outstanding capital stock or voting power.

“Superior Proposal” means, with respect to Bankshares and/or the Bank, any Acquisition Proposal made by a Person other than GBCI or its Subsidiary(A) that is for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving Bankshares or the Bank, (ii) a sale, lease, exchange, transfer, or other disposition of at least 25% of the assets of Bankshares or the Bank, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of the Bankshares Stock or the Bank’s outstanding shares whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (B) that is otherwise on terms which the Board of Directors of Bankshares in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal,

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financial, regulatory, and other aspects of the proposal and the Person making the proposal, (x) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement, and (y) is reasonably probable of being completed.

“Termination Date” means September 30, 2013.

“Title Companies” has the meaning assigned to such term in Section 4.1.11.

“Total Cash Consideration” has the meaning assigned to such term in Section 1.1(i).

“Total Stock Consideration” has the meaning assigned to such term in Section 1.1(ii).

“Trading Day” has the meaning assigned to such term in Section 1.3(iv).

“Transaction” means the consummation of the Merger and the Bank Merger in accordance with this Agreement.

“WBCA” means the Wyoming Business Corporation Act.

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SECTION 1.

TERMS OF TRANSACTION

1.1	Effect of Merger±. Upon Closing of the Merger, pursuant to the provisions of the MBCA and the WBCA, all shares of Bankshares Stock issued and outstanding immediately prior to Closing, except for Proposed Dissenting Shares, will, by virtue of the Merger and without any action on the part of any holder of shares of Bankshares Stock, be converted into the right to receive in the aggregate:

(i)	$10,620,000 in cash (the “Total Cash Consideration”), which may be increased or decreased pursuant to Section 1.2.2(ii); and

(ii)	1,652,000 shares of GBCI Common Stock (the “Total Stock Consideration”), which is subject to adjustment pursuant to Sections 7.2.2, 7.3.1 and 7.3.2.

Immediately following the Merger, pursuant to the Bank Merger Agreement, the Bank will be merged into Glacier Bank, with Glacier Bank as the resulting bank. It is anticipated that the former Bank branches will operate after Closing as “First State Bank, a division of Glacier Bank,” consistent with how the Glacier Bank Divisions are operated. The current members of the Bank’s board of directors will, after Closing, serve as Division directors.

1.2	Merger Consideration±. Subject to the provisions of this Agreement, on the Effective Date:

1.2.1	Outstanding GBCI Common Stock±. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Date will, on and after the Effective Date, remain as issued and outstanding shares of GBCI.

1.2.2	Outstanding Bankshares Stock±. Subject to the allocation provisions described in Section 1.2.3, each share of Bankshares Stock issued and outstanding immediately prior to the Execution Date, except for Proposed Dissenting Shares, will be converted into and represent the right to receive from GBCI (i) the Per Share Cash Consideration and (ii) the Per Share Stock Consideration (the “Merger Consideration”). For purposes of this Agreement, the following terms have the following meanings:

(i)	“Closing Capital Differential” means the positive or negative difference between the Bankshares Closing Capital and $25,900,000.

(ii)	“Per Share Cash Consideration” means $10,620,000 increased or decreased, as the case may be, by the amount of any Closing Capital Differential, divided by the number of shares of Bankshares Stock outstanding on the Effective Date. In lieu of increasing the Total Cash Consideration by the amount of any positive Closing Capital Differential pursuant to this Section (ii), Bankshares may, its discretion, declare and pay a special dividend to its shareholders in the amount of such Closing Capital Differential pursuant to Section 4.13.

(iii)	“Per Share Stock Consideration” means the number of shares of GBCI Common Stock determined by dividing the Total Stock Consideration by the number of shares of Bankshares Stock outstanding on the Effective Date.

1.2.3	Multiple Capacity Owner Allocations±. Exhibit A to this Agreement sets forth each Multiple Capacity Owner identified by Bankshares and the shareholders of record comprising such Multiple Capacity Owner’s ownership group (the “Constituent Shareholders”), including the number of shares of Bankshares Stock held by each such shareholder.

(i)

Notwithstanding the provisions of Section 1.2.2, each Multiple Capacity Owner may, together with its Constituent Shareholders, elect to aggregate their shares of Bankshares Stock (the “Multiple Capacity Shares”) so that the Per Share Stock Consideration and Per Share Cash Consideration that would otherwise be payable for each Multiple Capacity Share shall instead be aggregated into a pool of cash and GBCI Shares, which shall be allocated

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among the Multiple Capacity Shares as designated by the Multiple Capacity Owner and the Constituent Owners pursuant to an election statement (“Election Form”) that will be mailed with the Prospectus/Proxy Statement to Bankshares’ shareholders.

(ii)	For the avoidance of doubt, in no event will the total cash and GBCI Shares paid in the aggregate for a group of Multiple Capacity Shares differ from the sum of the aggregate Per Share Cash Consideration and the Per Share Stock Consideration that such shares would have received pursuant to Section 1.2.2. Furthermore, the total value of cash and/or GBCI Shares allocated to a Constituent Shareholder may not exceed the total Merger Consideration times the number of shares of Bankshares Stock held by such Constituent Shareholder. For this purpose, the value of a GBCI Share shall be deemed to be the GBCI Average Closing Price.

(iii)	Bankshares will update Exhibit A from time to time to reflect Multiple Capacity Owners and Constituent Shareholders who notify Bankshares in writing of their intent to allocate the Merger Consideration among their shares pursuant to this Section 1.2.3. Shareholders of Bankshares who do not provide Bankshares with such written notice and/or who do not properly complete the Election Form as described in the Prospectus/Proxy Statement shall not be treated as Multiple Capacity Owners and Constituent Owners for purposes of aggregating the Merger Consideration among their collective shares under this Section 1.2.3 and shall instead receive the Per Share Cash Consideration and the Per Share Stock Consideration for each share of Bankshares stock held.

1.3	No Fractional Shares±. No fractional shares of GBCI Common Stock will be issued. In lieu of fractional shares, if any, each holder of Bankshares Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock will receive an amount of cash equal to the product of such fractional share times the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends. For purposes of this Agreement, the following terms have the following meanings:

(i)	“Daily Closing Price” for any Trading Day means the daily closing price per share of GBCI Common Stock on the NASDAQ Global Market, as reported on the website www.nasdaq.com.

(ii)	“Determination Date” means the tenth (10th) day immediately preceding the Effective Date.

(iii)	“GBCI Average Closing Price” means the average Daily Closing Price of GBCI Common Stock for the twenty (20) Trading Days immediately preceding the Determination Date.

(iv)	“Trading Day” means a day on which GBCI Common Stock is traded on the NASDAQ Global Market.

1.4	Payment to Dissenting Shareholders±. Proposed Dissenting Shares will have the rights provided by the WBCA.

1.5	Deposit of Cash and Shares±. On or before the Effective Date, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates representing Bankshares Stock, for exchange in accordance with this Section 1.5, (i) certificates representing the GBCI Shares; (ii) the aggregate cash consideration for payment of the Per Share Cash Consideration; and (iii) the cash in lieu of fractional shares to be paid in accordance with Section 1.2.3. Such cash and certificates for GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.”

1.6	Certificates±.

1.6.1

Letter of Transmittal±. Within two business days after the Closing, GBCI will cause the Exchange Agent to mail to each holder of record of a certificate evidencing Bankshares Stock shares (a “Certificate”) a form letter of transmittal (which will specify that delivery will be effected,

9

and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in accordance with Section 1.6.2.

1.6.2	Surrender of Certificates±. Subject to Section 1.4, each Certificate will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the Merger Consideration (and cash for fractional shares). Following the Effective Date, holders of Certificates will exchange their Certificates in accordance with instructions provided by the Exchange Agent pursuant to Section 1.6.1 and together with a properly completed and executed form of transmittal letter in order to affect their exchange for, as applicable, (i) certificates representing GBCI Common Stock; (ii) a check or, at the election of the Bankshares shareholder, a wire transfer (but only if the amount of cash included in that shareholder’s Merger Consideration exceeds $100,000), representing the cash consideration to be received pursuant to Section 1.2.2 or Section 1.2.3; and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any. Until a Certificate is so surrendered, the holder will not be entitled to receive his, her or its portion of the Merger Consideration.

1.6.3	Issuance of Certificates in Other Names±. Any person requesting that any certificate evidencing GBCI Shares be issued in a name other than the name in which the surrendered Certificate is registered must: (1) establish to the Exchange Agent’s satisfaction the right to receive the certificate evidencing GBCI Shares and (2) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent’s satisfaction that all applicable taxes have been paid or are not required.

1.6.4	Lost, Stolen, and Destroyed Certificates±. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder’s portion of the Merger Consideration in exchange thereof, if the holder provides the Exchange Agent with: (1) satisfactory evidence that the holder owns Bankshares Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (2) any appropriate affidavit or security the Exchange Agent may require, and (3) any reasonable assurances that the Exchange Agent or GBCI may require.

1.6.5	Rights to Dividends and Distributions±. After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date after the Effective Date, unless the holder (1) is entitled by this Agreement to receive a certificate representing GBCI Common Stock and (2) has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.6.4) in exchange for certificates representing GBCI Shares. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of Bankshares Stock on a date before the Effective Date. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder will become a shareholder of record and will receive the amount, without interest, of any cash dividends and any other distributions distributed after the Effective Date on the whole number of GBCI Shares into which the holder’s Bankshares Stock was converted at the Effective Date.

1.6.6	Checks in Other Names±. Any person requesting that a check for cash to be received in the Merger or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered, must establish to the Exchange Agent’s satisfaction the right to receive this cash.

1.6.7

Undelivered Certificates±. Any portion of the Exchange Fund that remains unclaimed by shareholders of Bankshares on a date that is six months after the Effective Date may be paid to GBCI, at GBCI’s election. To the extent so paid, holders of Bankshares Stock who have not, prior to such time, complied with the provisions of this Section 1.6 will, from such time forward, look only to GBCI for payment of the Merger Consideration, the cash in lieu of fractional shares, and/or

10

unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of Bankshares Stock held by such holder as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor Bankshares will be liable to any holder of Bankshares Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

SECTION 2.

CLOSING OF TRANSACTION

2.1	Effective Date±. The Merger shall be consummated by the filing with and acceptance by the Montana Secretary of State of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA, and by the issuance of a Certificate of Merger by the Secretary of State of Montana. Unless GBCI and Bankshares agree upon a different date, the Effective Date will occur on the date of Closing. If the Effective Date does not occur on or prior to the Termination Date and the parties do not mutually agree in writing to extend the Termination Date, either party may terminate this Agreement in accordance with Section 7.1.

2.2	Events of Closing±. Closing shall occur within five (5) business days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by Section 5, or such other date as may be agreed upon by the parties. At the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement on or prior to the Effective Date, then the Merger will not occur unless the adversely affected party waives the default.

2.3	Manner and Time of Closing±. The Closing will take place remotely via the electronic exchange of documents and signatures, at 9:00 a.m. Mountain Time, or such other time as the parties agree.

SECTION 3.

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Bankshares and the Bank±. Each of Bankshares and the Bank represents and warrants to GBCI and the Bank that, except as disclosed in a Schedule to this Agreement:

3.1.1	Organization and Good Standing±. Bankshares is a corporation duly organized, validly existing and in good standing under the laws of the State of Wyoming, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. The Bank is duly organized, validly existing and in good standing as a state-chartered bank under the laws of the State of Wyoming and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. The locations of all offices, including approved and unopened offices of Bankshares and the Bank are listed in Schedule 3.1.1.

3.1.2

Corporate Authority±. Its execution, delivery and performance of this Agreement does not and will not, and its consummation of the Merger will not, constitute or result in: (1) a breach or violation of, or a default under, its articles of incorporation or bylaws; (2) other than as disclosed on Schedule 3.1.2, a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it or any of its Subsidiaries is bound or to which it or any of its Subsidiaries is a party (collectively, the “Bankshares Contracts”); or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (4) any change in the rights or obligations of any party under any of the Bankshares Contracts. Schedule 3.1.2 contains a list of

11

all consents Bankshares or the Bank must obtain from third parties under any Bankshares Contracts before consummation of the Merger, the failure of which to obtain would have a Material Adverse Effect.

3.1.3	Capital Stock±.

(i)	The authorized capital stock of Bankshares consists of 200,000 shares of Bankshares Stock, $1.00 par value per share. A total of 72,289 shares of Bankshares Stock are issued and outstanding as of the date of this Agreement, all of which were validly issued and are fully paid and nonassessable.

(ii)	The authorized capital stock of the Bank consists of 100,000 shares of common stock, $3.00 par value per share. A total of 100,000 shares of Bank Common Stock are issued and outstanding as of the date of this Agreement, all of which are owned by Bankshares free and clear of all liens, claims, encumbrances and restrictions on transfer, other than (a) as disclosed on Schedule 3.1.3 or (b) the restrictions imposed by applicable federal and state securities laws, and all of which are validly issued, fully paid and nonassessable, except to the extent of any assessment required under 12 U.S.C. § 1831o.

(iii)	No shares of Bankshares Stock are reserved for issuance except as set forth in Schedule 3.1.3. Except as set forth in Schedule 3.1.3, there are no preemptive rights or any outstanding subscriptions, warrants, options, conversion privileges, rights or commitments of Bankshares or its Subsidiaries of any character, kind or nature (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities), and neither Bankshares nor the Bank has issued or is obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

3.1.4	Subsidiaries; Investments±.

(i)	Bankshares has no Subsidiaries other than the Bank, and the Bank has no Subsidiaries.

(ii)	Schedule 3.1.4 lists all investments (except investments in securities issued by federal, state or local government or any subdivision or agency thereof) made by Bankshares or the Bank. All such investments comply with all applicable laws and regulations, including without limitation the BHC Act.

3.1.5	Reports and Financial Statements±.

(i)	Filing of Reports. Since January 1, 2007, each of Bankshares and the Bank has filed all reports and statements, together with any required amendments to these reports and statements, that they were required to file with (1) the Federal Reserve, (2) the Wyoming State Banking Commissioner and (3) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(ii)	Delivery to Other Party of Reports. Bankshares has delivered or otherwise made available to GBCI a copy of each and any registration statement, offering circular, report, definitive proxy statement or information statement (collectively, its “Reports”) under the Securities Act of 1933, as amended (“Securities Act”), the Securities Exchange Act of 1934, as amended (“Exchange Act”), and state securities and “Blue Sky” laws (collectively, the “Securities Laws”) filed, used or circulated by it or the Bank with respect to periods since January 1, 2007, through the Execution Date.

(iii)

Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated

12

before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iv)	Financial Statements. Each of Bankshares’ and the Bank’s balance sheets included in the Bankshares Financial Statements and the Bank Financial Statements, respectively, fairly presents (or, in the case of such financial statements for periods ending on a date following the Execution Date, will fairly present) the financial position of Bankshares and the Bank as of the date of such balance sheet. Except as disclosed in Schedule 3.1.5, each of the statements of income, cash flows and shareholders’ equity included in the Bankshares Financial Statements and the Bank Financial Statements fairly presents the results of operations, shareholders’ equity and cash flows, as the case may be, of Bankshares and the Bank for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with GAAP, except as may be noted in these statements.

3.1.6	Properties±.

(i)	Bankshares and its Subsidiaries are not a party to any real property lease, whether as landlord, tenant, guarantor or otherwise, except as disclosed in Schedule 3.1.6. Except as disclosed or reserved against in the Bankshares Financial Statements or in Schedule 3.1.6, Bankshares and/or one of its Subsidiaries have good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent or pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements) to all of the properties and assets, tangible or intangible, reflected in the Bankshares Financial Statements as being owned or leased by any of them as of the Execution Date. To the Knowledge of Bankshares, except as disclosed in Schedule 3.1.6, all buildings and structures on the Real Property and the equipment located thereon are in all material respects in good operating condition and repair (ordinary wear and tear excepted) and conform in all material respects to all applicable laws, ordinances and regulations.

(ii)	All buildings and all fixtures, equipment and other property and assets that are material to Bankshares’ business on a consolidated basis are owned by it or one of its Subsidiaries or are held under leases or subleases by it or one of its Subsidiaries, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equitable principles).

(iii)	Schedule 3.1.1 lists all of its existing branches and offices and all new branches or offices that the Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

(iv)	Bankshares has provided to GBCI copies of existing title policies, if any, held in its files relating to the Real Property, and, to the Knowledge of Bankshares, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies (other than Liens for taxes not yet delinquent).

3.1.7	Environmental Matters±.

(i)	For purposes of this Section 3.1.7, the following definitions apply:

(1)	“Subject Property” with respect to a party means (i) all real property at which its business has been conducted, and any property where under any Environmental Law it

13

is deemed to be the owner or operator of the property; (ii) any facility in which it is the owner or operator of the facility; and (iii) all other real property that, for purposes of any Environmental Law, it otherwise could be deemed to be an owner or operator of or as otherwise having control over.

(2)	“Environmental Laws” means any federal, state or local law, regulation, order, decree, judgment, judicial opinion, or any agreement between Bankshares or any of its Subsidiaries and any Governmental Entity presently in effect relating to: (i) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (ii) the protection of human health or the environment.

(3)	“Hazardous Substances” means any substance, material or waste that is (a) defined as a “hazardous substance” in 42 USC § 9601(14), (b) defined as a “pollutant or contaminant” in 33 USC § 1362(6), (c) defined as a “hazardous waste” in 42 USC § 6903(5), or (d) petroleum or a petroleum product or any other substance defined as “hazardous,” “dangerous” or “toxic” under any federal or state law or regulation enacted for the protection of human health or the environment; provided, however, that supplies and materials used by Bankshares and/or its Subsidiaries for general office purposes will not be deemed to be Hazardous Substances for the purposes of this Agreement.

(ii)	To the Knowledge of Bankshares, (A) Bankshares, its Subsidiaries and the Subject Property are, and have been, in material compliance with all applicable Environmental Laws, and (B) no circumstances exist that would result in a material violation of such Environmental Laws.

(iii)	None of the following exists, and to Bankshares’ Knowledge, no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving Bankshares, any of its Subsidiaries or any Subject Property, the occurrence or existence of which would result in a Material Adverse Effect, relating to:

(1)	an asserted liability of Bankshares or any of its Subsidiaries or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(2)	the handling, storage, use, transportation, removal or disposal of Hazardous Substances;

(3)	the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

(4)	personal injuries or damage to the Subject Property related to or arising out of the release of Hazardous Substances.

(iv)

No storage tanks underground or otherwise are present on the Subject Property or, if present, none of such tanks are leaking and each of them is in full compliance with all applicable Environmental Laws (except where the failure to be in full compliance would not have a Material Adverse Effect). With respect to any Subject Property, except as permitted by applicable Environmental Laws, neither Bankshares nor any of its Subsidiaries owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material, the existence of which would have a Material Adverse Effect. No Hazardous Substances have been used, handled, stored,

14

discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on any Subject Property, except in compliance with applicable Environmental Laws (except where failure to be in compliance would not have a Material Adverse Effect).

(v)	To the Knowledge of Bankshares, no part of the Subject Property has been or is scheduled for investigation or monitoring under any applicable Environmental Law.

(vi)	No condition from, on or under the Subject Property exists with respect to the Subject Property which would have a Material Adverse Effect that would require remediation under applicable Environmental Laws.

3.1.8	Taxes±. All tax returns and reports required by law to be filed by Bankshares and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon Bankshares or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid, of which the failure to file or pay would have a Material Adverse Effect. The federal income portion of such taxes have been paid in full as indicated in the tax returns of Bankshares and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP, of which the failure to pay or provide for on the balance sheet would have a Material Adverse Effect. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of Bankshares and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

3.1.9	Absence of Regulatory Action±. Neither Bankshares nor any of its Subsidiaries is in violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers), which violation is reasonably likely to have a Material Adverse Effect on Bankshares or any of its Subsidiaries. Neither Bankshares nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor have they been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.1.10	Material Agreements±.

(i)	Except for arrangements which may be made after the date and in accordance with the terms of this Agreement, Bankshares and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that: (1) is to be performed after the date of this Agreement and (2) has not been set forth in Schedule 3.1.10.

(ii)	Neither Bankshares nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument, which default would result in a Material Adverse Effect.

3.1.11

Compliance with Laws±. Bankshares and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit Bankshares or its Subsidiaries to carry on their respective businesses as they are presently conducted and the absence of which, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect on them. All such material permits,

15

licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of Bankshares, no suspension or cancellation of any of them is threatened.

3.1.12	Knowledge as to Conditions±. Bankshares knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

3.1.13	No Material Adverse Effect±. Since December 31, 2012, (i) Bankshares and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on Bankshares or any of its Subsidiaries.

3.1.14	Completeness of Representations±. No representation or warranty made by or with respect to Bankshares or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

3.1.15	Asset Classification±.

(i)	Schedule 3.1.15 sets forth a list, accurate and complete, as of December 31, 2012 except as otherwise expressly noted, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans, extensions of credit and other assets of Bankshares and its Subsidiaries that have been criticized or classified by any internal audit conducted by Bankshares, taking into account any assets that have been criticized or classified by any governmental or regulatory authority.

(ii)	Except as shown in Schedule 3.1.15, no amounts of its loans, extensions of credit or other assets that have been classified or criticized by any representative of any governmental entity as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss” or words of similar effect as of December 31, 2012 are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by Bankshares or its Subsidiaries before the date of this Agreement.

3.1.16	Litigation±. Except as shown on Schedule 3.1.16, no litigation, proceeding or controversy before any court or governmental agency is pending (other than routine foreclosure proceedings), and there is no pending claim, action or proceeding against Bankshares or any of its Subsidiaries and, to the Knowledge of Bankshares, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

3.1.17	Insurance±. Bankshares and each of its Subsidiaries have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.17 lists all directors’ and officers’ liability insurance policies and other material insurance policies maintained by Bankshares or its Subsidiaries.

3.1.18	Labor Matters±. Neither Bankshares nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither Bankshares nor any of its Subsidiaries is the subject of any proceeding: (1) asserting that they have committed an unfair labor practice or (2) seeking to compel them to bargain with any labor organization as to wages or conditions of employment. No strike involving Bankshares or its Subsidiaries is pending or, to Bankshares’ Knowledge, threatened. Bankshares has no Knowledge of any activity involving its or the Bank’s employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

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3.1.19	Employee Benefits±.

(i)	For purposes of this Agreement, “Plan” or “Plans”, individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Bankshares or its Subsidiaries, as the case may be. Bankshares and its Subsidiaries are not now nor have ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

(ii)	Schedule 3.1.19 sets forth a list, as of the Execution Date, of (a) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (b) all other material employee benefit plans that cover employees or former employees of Bankshares and its Subsidiaries (its “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering its current employees or those of its Subsidiaries (collectively, “Employees”), including Plans and related amendments, have been made available to GBCI.

(iii)	All of its Plans covering Employees (other than “multi-employer plans” within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in substantial compliance with ERISA. Each of its Plans that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) (“Pension Plan”) and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service upon which Bankshares may rely, and Bankshares is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No litigation relating to its Plans is pending or, to Bankshares’ Knowledge, threatened. Neither Bankshares nor any of its Subsidiaries has engaged in a transaction with respect to any Plan that could subject it or any of its Subsidiaries to a tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i) in an amount that would be material.

(iv)	All material contributions Bankshares or any of its Subsidiaries are or were required to make under the terms of any of its Plans have been timely made or have been reflected in the Bankshares Financial Statements. Neither any of its Pension Plans nor any single-employer plan of any of its ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. Neither Bankshares nor any of its Subsidiaries or its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307 or 4204.

(v)	Except as disclosed in the Bankshares Financial Statements or in Schedule 3.1.19, neither Bankshares nor any of its Subsidiaries has any obligations for retiree health and life benefits.

(vi)	No provision of the documents governing any Plan contains restrictions on the rights of Bankshares or its Subsidiaries to amend or terminate any Plan without incurring liability under the Plan other than normal liabilities for benefits.

(vii)	Except as disclosed in the Bankshares Financial Statements or otherwise disclosed in this Agreement or in Schedule 3.1.19, the Merger will not result in (a) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (b) any material increase in benefits under any Compensation Plan or (c) payment of any severance or similar compensation under any Compensation Plan.

(viii)	Except as disclosed in Schedule 3.1.19, neither Bankshares nor any of its Subsidiaries maintains an executive supplemental retirement plan or similar arrangement.

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3.1.20	Broker’s or Finder’s Fees±. Except for the fees of St. Charles Capital, LLC deemed by Bankshares to be required to obtain a fairness opinion and related advice from St. Charles Capital, LLC to effect the Merger pursuant to such agreement that has been disclosed to GBCI, no agent, broker, person or firm acting on behalf of Bankshares or the Bank, or under their authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Merger.

3.2	Representations and Warranties of GBCI and Glacier Bank±. Except as disclosed in a schedule to this Agreement, each of GBCI and the Bank represents and warrants to Bankshares:

3.2.1	Organization and Good Standing±. GBCI is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

3.2.2	Corporate Authority±. The execution, delivery and performance by GBCI and Glacier Bank of this Agreement does not and will not, and the consummation by GBCI and Glacier Bank of the Transaction will not, constitute or result in: (1) a breach or violation of, or a default under, either of their articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which either of them is bound or to which either of them is a party (collectively, the “GBCI Contracts”); or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which either of them is subject; or (4) any change in the rights or obligations of any party under any of the GBCI Contracts.

3.2.3	Capital Stock±.

(i)	The authorized capital stock of GBCI consists of 117,187,500 shares of GBCI Common Stock, par value $0.01 per share. A total of 71,937,222 shares of GBCI Common Stock were issued and outstanding as of December 31, 2012, all of which were validly issued and are fully paid and nonassessable. As of December 31, 2012, options to acquire 791,440 shares of GBCI Common Stock have been granted and are outstanding.

(ii)	No unissued shares of common stock or any other securities of GBCI are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature, except as set forth in GBCI’s Reports, and GBCI has not issued and is not obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

3.2.4	Reports and Financial Statements±.

(i)	Filing of Reports. Since January 1, 2007, GBCI and each of its Subsidiaries has filed all reports and statements, together with any required amendments to these reports and statements, that they were and will be required to file with (1) the SEC, (2) the Federal Reserve, (3) the FDIC, and (4) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(ii)

Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated

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before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iii)	Financial Statements. Each of GBCI’s balance sheets included in the GBCI Financial Statements have been prepared in conformity with GAAP and fairly presents (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the GBCI Financial Statements, fairly presents (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

3.2.5	Financing and Shares Available±. GBCI has, and at the Effective Date will have, (i) sufficient cash and cash equivalents on hand to pay the cash component of the Merger Consideration, cash in lieu of fractional shares, and any amounts payable to holders of Proposed Dissenting Shares; and (ii) a sufficient number of shares of common stock authorized and available to issue the GBCI Shares.

3.2.6	Absence of Regulatory Action±. Neither GBCI nor any of its Subsidiaries is, to the Knowledge of GBCI, in material violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Neither GBCI nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor has it been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.2.7	Knowledge as to Conditions±. GBCI knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

3.2.8	Litigation±. Except as disclosed in GBCI’s Reports, no material litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against GBCI or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on them or to materially hinder or delay consummation of the Merger.

3.2.9

Taxes±. All tax returns and reports required by law to be filed by GBCI and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon GBCI or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid. The federal income portion of such taxes have been paid in full as indicated in the tax returns of GBCI and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of GBCI and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties

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to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

3.2.10	No Material Adverse Effect±. Since December 31, 2011, (i) GBCI and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on GBCI or any of its Subsidiaries.

3.2.11	Employee Benefits±. All Plans covering GBCI’s Employees (other than “multi-employer plans” within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in substantial compliance with ERISA. GBCI’s Pension Plans that are intended to be qualified under IRC Section 401(a), have either received a favorable determination letter from the Internal Revenue Service or consist of a master, prototype, or volume submitter plan which have received an opinion or advisory letter from the Internal Revenue Service upon which GBCI may rely, and GBCI is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No litigation relating to its Plans is pending or, to GBCI’s Knowledge, threatened. Neither GBCI nor any of its Subsidiaries has engaged in a transaction with respect to any Plan that could subject it or any of its Subsidiaries to a tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i) in an amount that would be material.

3.2.12	Completeness of Representations±. No representation or warranty made by or with respect to GBCI or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

SECTION 4.

CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

4.1	Conduct of Bankshares’ and the Bank’s Businesses Prior to Closing±. Bankshares and the Bank covenant that, from the date of this Agreement and prior to Closing:

4.1.1	Availability of Books, Records and Properties±.

(i)	With prior notice to Bankshares, subject to applicable law, the books, records, properties, contracts and documents of Bankshares and the Bank will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transaction. Bankshares and the Bank will cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of GBCI.

(ii)	Upon request by GBCI, Bankshares and the Bank will request that any third parties involved in the preparation or review of the Bankshares Financial Statements or Bankshares Subsequent Financial Statements disclose to GBCI the work papers or any similar materials related to such financial statements.

4.1.2	Ordinary and Usual Course±. Without prior written consent of GBCI, subject to applicable law and except as required by the Wyoming State Banking Commissioner or the Federal Reserve (so long as GBCI receives prior written notice of such required action), Bankshares and the Bank will conduct their respective business only in the ordinary and usual course and will not do any of the following:

(i)	effect any stock split or other recapitalization with respect to Bankshares Stock or the shares of the Bank; issue, redeem, pledge or encumber in any way any shares of such capital stock; or grant any option for shares of such capital stock;

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(ii)	declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to Bankshares Stock or the shares of the Bank, or assets of Bankshares or the Bank; provided, however, that prior to the Effective Time, Bankshares or the Bank, as applicable, may declare and pay such cash dividends as consistent with this Agreement or as authorized by Section 4.13;

(iii)	acquire, sell, transfer, assign, encumber or otherwise dispose of any material assets or make any material commitment other than in the ordinary and usual course of business other than the Pre-Closing Distributions or pursuant to Section 4.1.3;

(iv)	solicit or accept deposit accounts of a different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or incur any indebtedness for borrowed money (excluding Fed Funds and Federal Home Loan Bank borrowings);

(v)	offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a new loan or extension of credit in an amount greater than $1,000,000 without prior consultation with GBCI; which consultation will not be unreasonably withheld and a determination made within three business days from date of request;

(vi)	acquire an ownership interest or a leasehold interest in any real property, except those disclosed in Schedule 3.1.6, without making an appropriate environmental evaluation in advance of obtaining such interest and without providing to GBCI such evaluation and at least 30 days’ advance notice;

(vii)	enter into, renew, or terminate any contracts calling for a payment by any of them of more than $25,000 (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (1) entered into in the ordinary course of business, consistent with past practices, and (2) providing for not less (in the case of loans) or materially more (in the case of deposits) than prevailing market rates of interest;

(viii)	Except as disclosed in Schedule 4.1.2, enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by any of them of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days’ notice or less;

(ix)	Except as disclosed in Schedule 4.1.2, enter into any personal services contract with any person or firm outside the ordinary course of business, except contracts, agreements, or arrangements for legal, accounting, consulting, investment advisory, or tax services entered into to directly facilitate the Merger;

(x)	(A) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $25,000 or (B) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

(xi)	amend its Articles of Incorporation, Bylaws, or other formation agreements, or convert its charter or form of entity;

(xii)	other than as contemplated by Section 4.1.3, implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

(xiii)	implement or adopt any change in its accounting principles, practices or methods, other than as may be required (1) by GAAP, (2) for tax purposes, or (3) to take advantage of any beneficial tax or accounting methods;

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(xiv)	other than in accordance with binding commitments existing on the Execution Date and that have been disclosed to GBCI, make any capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate;

(xv)	enter into any other material transaction or make any material expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to completion of the Merger; or

(xvi)	take any action which would materially and adversely affect or delay their ability or the ability of GBCI to obtain any necessary approvals, consents or waivers of any governmental authority required for the Merger or to perform in all material respects their respective covenants and agreements under this Agreement.

4.1.3	Bankshares and Bank Pre-Closing Actions±. Following execution of this Agreement and, except as otherwise specifically noted in this Section 4.1.3, prior to Closing, Bankshares or the Bank, as applicable, shall:

(i)	Take all action necessary to satisfy any contractual notice or consent requirements arising from the Transaction.

(ii)	Coordinate with GBCI regarding potential prepayment of Bankshares’ or the Bank’s obligations under loan agreements with and promissory notes to third parties or similar long-term payment obligations.

(iii)	Prior to March 15, 2013, satisfy the notice and consent requirements under Section 101(j) of the IRC with respect to any Bank Owned Life Insurance policies or similar plans and related agreements.

(iv)	Except as otherwise provided in this Agreement, terminate by all necessary and appropriate actions of Bankshares’ and/or the Bank’s Boards of Directors, as applicable, such Plans maintained by Bankshares or the Bank as may be requested by GBCI in connection with Closing. Bankshares and the Bank shall cause benefit accruals and entitlements under such Plans to cease as of the Effective Time and shall cause the cancellation on and after the Effective Time of any contract, arrangement or insurance policy relating to any such Plan for such period as may be requested by GBCI. All resolutions, notices, or other documents issued, adopted or executed by Bankshares or the Bank in connection with the implementation of this Section 4.1.3(iv) shall be subject to GBCI’s reasonable prior review and approval, which approval shall not be unreasonably withheld.

(v)	By action of its Board of Directors or the appropriate committee thereof, adopt resolutions and take such corporate action as is necessary to terminate the First State Bank Retirement Savings Plan & Trust (the “401(k) Plan”) and to ensure that the account balances of the participants in the 401(k) Plan are fully vested upon such plan termination, in each case effective no later than the Effective Time. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the 401(k) Plan, the assets thereof shall be distributed to the participants, and GBCI shall take the action necessary to permit Bank employees who continue employment with Glacier Bank after the Effective Time (“Continuing Employees”) to roll over any eligible rollover distributions (within the meaning of Section 401(a)(31) of the IRC, including of loans) in cash or notes (in the case of loans) in an amount equal to the full account balance distributed to such Continuing Employee from the 401(k) Plan to GBCI’s 401(k) Plan.

4.1.4	Maintenance of Properties±. Bankshares and the Bank will in all material respects maintain their respective properties and equipment (and related insurance or its equivalent) in accordance with good business practice.

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4.1.5	Preservation of Business Organization±. Each of Bankshares and the Bank will use its commercially-reasonable efforts to:

(i)	Preserve its respective business organization.

(ii)	Retain the services of management and employees consistent with such program for consolidation of redundant employment positions resulting from the Merger as will be developed in cooperation with GBCI.

(iii)	Preserve the goodwill of suppliers, customers and others with whom Bankshares and the Bank have business relations.

4.1.6	Senior Management±. Except as otherwise provided in this Agreement and excluding resignations, without prior consultation with GBCI, Bankshares and the Bank will not make any change with respect to present management personnel having the rank of vice-president or higher.

4.1.7	Compensation±. Except as disclosed in Schedule 4.1.7, Bankshares and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by Bankshares or the Bank to any of its directors, officers, employees, agents or consultants other than normal increments in compensation in accordance with Bankshares’ and the Bank’s established policies with respect to the timing and amounts of such increments. Without the prior written approval of GBCI, Bankshares and the Bank will not commit to, execute or deliver any employment agreement with any party not terminable without expense with two weeks’ notice.

4.1.8	Update of Financial Statements±. Bankshares will deliver unaudited balance sheets and related statements of income and shareholders’ equity for (i) the Bank for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end and (ii) Bankshares on a parent-only basis for each quarter ending after the Execution Date and before Closing or the Termination Date. The Subsequent Bankshares Financial Statements:

(i)	will be prepared from the books and records of Bankshares and its Subsidiaries;

(ii)	will present fairly the financial position and operating results of Bankshares and its Subsidiaries at the times indicated and for the periods covered;

(iii)	will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.5) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable; and

(iv)	will reflect all liabilities, contingent or otherwise, of Bankshares and its Subsidiaries on the respective dates and for the respective periods covered, except for liabilities: (1) not required to be so reflected in accordance with GAAP or (2) not significant in amount. All contingent liabilities known to Bankshares and not recorded on the Subsequent Bankshares Financial Statements will be disclosed in writing to GBCI.

4.1.9	Update Schedules±. From the date of this Agreement until Closing, Bankshares will promptly revise and supplement the Schedules to this Agreement prepared by or on behalf of Bankshares or its Subsidiaries to ensure that such Schedules remain accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of Bankshares’ representations or warranties contained in this Agreement.

4.1.10

Acquisition Proposal±. Bankshares agrees that neither it nor any of its Subsidiaries will, and Bankshares will direct and use its best efforts to cause its and its Subsidiaries’ directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of Bankshares) with respect to an

23

Acquisition Event (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”) or, except to the extent legally required for the discharge by the board of directors of its fiduciary duties as advised in writing by such board’s counsel, engage in any negotiations concerning, or provide any confidential information or data to any Person relating to, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. Bankshares and its Subsidiaries will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Bankshares will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.1.10. Bankshares will notify GBCI immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with Bankshares or its Subsidiaries.

4.1.11	Status of Title/Leasehold Interests±. Bankshares will use its reasonable best efforts to provide GBCI, no later than 30 days after the Execution Date, title commitments for the Real Property issued by title insurance companies reasonably satisfactory to the parties (the “Title Companies”). These title commitments must show the current status of title to the Real Property. Within 15 days after the date on which Bankshares delivers all of the title reports to GBCI for its review, GBCI will inform Bankshares in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title reports. Bankshares will, within 10 days of the date on which it receives the written notice of objection from GBCI, inform GBCI if there are any objections that it is unable to remove at or prior to Closing. Bankshares will not, however, be obligated to remove exceptions that are non-monetary exceptions that do not prohibit or materially interfere with the use of the properties as bank branch locations or as otherwise used by Bankshares or the Bank as of the date hereof. At Closing, if requested by GBCI, Bankshares will cause the Title Companies to provide GBCI with standard coverage title insurance policies issued with respect to each of the Properties, in an amount commensurate with the value of each such Property as agreed upon by GBCI and Bankshares, dated as of the Effective Date, insuring fee title in GBCI or such subsidiary of GBCI, as so designated by GBCI, and that each such Real Property is unencumbered by any Liens, other than Liens for taxes not yet delinquent and other exceptions to title as set forth in the title commitments as approved by GBCI.

4.1.12	Directors’ and Officers’ Liability±. Before the Effective Date, Bankshares will notify its directors’ and officers’ liability insurers of the Merger and of all pending or, to Bankshares’ Knowledge, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.3 and known to Bankshares, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.13	Review of Loans±. Bankshares and the Bank will permit GBCI and its advisors to conduct an examination of the Bank’s loans to determine credit quality and the adequacy of its ALLL and to establish appropriate accounting adjustments under FAS141R. GBCI and its advisors will have continued access to the Bank’s loans through Closing to update its examination. At GBCI’s reasonable request, the Bank will provide GBCI with current reports updating the information set forth in Schedule 3.1.15.

4.1.14	Continuing Representation and Warranty±. Neither Bankshares nor any of its Subsidiaries will do or cause to be done anything that would cause any representation or warranty in Section 3.1 to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by GBCI.

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4.2	Registration Statement±.

4.2.1	Preparation of Registration Statement±.

(i)	GBCI will use its best efforts to file, within 30 days after the Execution Date, a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) with the SEC under the Securities Act for registration of the GBCI Shares to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement (“Prospectus/Proxy Statement”) to be mailed, together with any amendments and supplements thereto, to Bankshares’ shareholders.

(ii)	The parties will cooperate with each other in preparing the Registration Statement, Prospectus/Proxy Statement and Election Form, and will use their best efforts to obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(iii)	Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the Bankshares Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and by or on behalf of Bankshares relating to Bankshares, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(iv)	GBCI will pay all fees and costs associated with the preparation by GBCI’s counsel (and other professional advisors) and the filing of the Registration Statement. Bankshares will pay all costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement. Bankshares will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.

4.2.2	Submission to Shareholders±.

(i)	GBCI and Bankshares will submit the Prospectus/Proxy Statement to, and will use their best efforts in good faith to obtain the prompt approval of the Prospectus/Proxy Statement by, all applicable regulatory authorities. The parties will provide each other with copies of such submissions for review.

(ii)	Bankshares will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “Bankshares Meeting”). The Bankshares Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to Bankshares’ shareholders without objection by applicable governmental authorities. Bankshares’ board of directors and officers will recommend approval of the Merger to Bankshares’ shareholders.

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4.3	Submission to Regulatory Authorities±. Representatives of GBCI will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions deemed necessary or desirable, in the opinion of counsel, in order to consummate the Merger. GBCI will use its best efforts to file such regulatory applications within 20 days following the Execution Date. GBCI will provide copies of such applications for review by Bankshares prior to their submission to the applicable regulatory authorities. These applications are expected to include:

(i)	An interagency bank merger application to be filed with the FDIC and a waiver to be sought from the Federal Reserve with respect to the Merger.

(ii)	An application to the Commissioner and the Wyoming State Banking Commissioner and related filings regarding the Merger.

(iii)	Filings and coordination with the office of the Montana Secretary of State with respect to the Merger.

4.4	Public Announcements±. Subject to written advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public statements concerning the Merger will occur upon, and be determined by, the mutual consent of Bankshares and GBCI.

4.5	Consents±. Each party to this Agreement will use its best efforts to obtain the timely consent or approval of any Person whose consent or approval is required in order to permit GBCI or Bankshares to consummate the Merger.

4.6	Further Actions±. The parties to this Agreement will use their best efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Merger promptly.

4.7	Notice±. The parties will provide each other with prompt written notice of:

(i)	Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to them.

(ii)	The commencement of any proceeding against any one or more of them by or before any court or governmental agency that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to any one or more of them.

(iii)	In the case of Bankshares and its Subsidiaries, the acquisition of an ownership or leasehold interest in any real property (except as disclosed in Schedule 3.1.6), as specified in Section 4.1.2.

4.8	Confidentiality±. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (i) is required by law to be disclosed, (ii) becomes available to such party from other sources not bound by a confidentiality obligation, (iii) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to the Merger, or (iv) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other, or destroy, at recipient’s option, all confidential documents obtained from them and (ii) not use or disclose any nonpublic information obtained under this Agreement or in connection with the Merger.

4.9	Availability of GBCI’s Books, Records and Properties±.

(a)

GBCI will make its books, records, properties, contracts and documents available during business hours with reasonable advance notice to Bankshares and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of loan or

26

deposit balances and collateral receipts. GBCI will cooperate fully in any such inspection, audit, or direct verification procedures, and will make available all information reasonably required by or on behalf of GBCI.

(b)	At Bankshares’ request, GBCI will request any third parties involved in the preparation or review of (1) GBCI Financial Statements or (2) any audits of GBCI’s operations, loan portfolios or other assets, to disclose to Bankshares the work papers or any similar materials related to these items.

4.10	Blue Sky Filings±. GBCI will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “Blue Sky” permits and approvals.

4.11	Tax Treatment±. Neither GBCI and its Subsidiaries nor Bankshares and the Bank will take or cause to be taken any action that would or could reasonably be expected to prevent the Transaction from qualifying as a reorganization under Section 368(a) of the Code.

4.12

Bankshares Closing Capital±. No later than the seventh (7th) Business Day before Closing, Bankshares shall calculate in good faith the estimated Bankshares Capital as of the Closing and shall provide GBCI with a copy of the proposed Subsequent Bankshares Financial Statements for the month preceding the date of calculation (if not already provided in accordance with Section 4.1.8), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the date of Closing, the impact of any pending adjustments required in the calculation of the Bankshares Capital, and any other documentation requested by GBCI for purposes of confirming the amount of such Bankshares Capital. GBCI shall review such materials and, within two (2) Business Days following receipt thereof, notify Bankshares as to whether GBCI accepts or disputes the amount of the Bankshares Capital. If GBCI disputes such calculation, it shall describe in its notice the specific changes or adjustments that must be made. If GBCI and Bankshares are unable to resolve such dispute through good faith negotiations within three (3) Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to the parties (the “Independent Accountants”). The Independent Accountants shall determine and report in writing to GBCI and Bankshares the resolution of such disputed matters and the effect of such determinations on the calculation of the Bankshares Capital as of Closing, and such determinations shall be final, binding and conclusive unless GBCI and Bankshares mutually agree upon a different amount. The Bankshares Capital as of Closing, as determined and agreed upon in writing by GBCI and Bankshares in accordance with this Section 4.12, is the “Bankshares Closing Capital.” The fees and disbursements of the Independent Accountants shall be shared equally by GBCI, on the one hand, and Bankshares, on the other hand, and with respect to Bankshares’ portion, shall be deducted from the Bankshares Closing Capital.

4.13	Payment of Dividend±. To the extent the Bankshares Closing Capital exceeds $25,900,000, Bankshares may, upon written notice to GBCI and effective immediately prior to the Effective Time, declare and pay a special dividend to its shareholders in the amount of such excess. In such event, the Total Cash Consideration shall not be increased by the amount of such excess as contemplated by Section 1.2.2(ii).

4.14	Best Efforts±. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger by May 31, 2013, and in any case as early as possible, and to otherwise enable consummation of the transactions contemplated by this Agreement, subject to any delays resulting from SEC review or bank regulatory processing.

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SECTION 5.

APPROVALS AND CONDITIONS

5.1	Required Approvals±. The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Transaction by all appropriate regulatory agencies having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of GBCI, would deprive GBCI of the material economic or business benefits of the Merger.

5.2	Conditions to Obligations of GBCI±. All obligations of GBCI pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.2.1	Representations and Warranties±. The representations and warranties of Bankshares and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of Bankshares and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). Bankshares and the Bank will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of Bankshares and the Bank and dated as of Closing.

5.2.2	Compliance±. Bankshares will have performed and complied, and will have caused the Bank to perform and comply, in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. Bankshares will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of Bankshares and dated as of Closing.

5.2.3	Effectiveness of Employment Agreements±. The employment agreements referenced in Recital E shall be in effect as of the Effective Date.

5.2.4	Closing Capital and Financial Statements±. Bankshares will have delivered to GBCI the financial information set forth in Section 4.12, and the parties will have agreed upon the amount of Bankshares Closing Capital pursuant to the terms of Section 4.12.

5.2.5	No Material Adverse Effect±. Since December 31, 2012, and since the date of this Agreement, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to Bankshares or the Bank.

5.2.6	Financial Condition±. The Bankshares Closing Capital will not be less than $25 million, and the certificate of Bankshares referred to in Section 5.2.2 will certify the same.

5.2.7	No Governmental Proceedings±. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.2.8	Opinion of Counsel±. Counsel to Bankshares will have delivered to GBCI a legal opinion in form and substance reasonably acceptable to Bankshares and GBCI.

5.2.9	Real Property Matters±. GBCI will have received the irrevocable commitments by the Title Companies to issue the policies required under Section 4.1.11.

5.2.10	Corporate and Shareholder Action±. Each of the following will have approved or ratified the Merger, as applicable:

(i)	The Boards of Directors of Bankshares and the Bank;

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(ii)	Bankshares, as sole shareholder of the Bank; and

(iii)	The shareholders of Bankshares.

5.2.11	Resignation of Directors±. The directors of Bankshares and the Bank will have tendered their written resignations from the respective Board of Directors, to be effective upon consummation of the Merger.

5.2.12	Fairness Opinion±. Bankshares will have received from St. Charles Capital, LLC an updated fairness opinion, dated on or about the date on which the Prospectus/Proxy Statement is distributed to Bankshares’ shareholders, to the effect that the Merger Consideration to be received by Bankshares shareholders is fair to such shareholders from a financial point of view.

5.2.13	Registration Statement±. The Registration Statement, as it may have been amended, required in connection with the GBCI Shares, and as described in Section 4.2, will have become effective, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.2.14	No Change in Loan Review±. Bankshares will have provided to GBCI the reports reasonably requested by GBCI under Section 4.1.13, and neither these reports nor any examinations conducted by GBCI under Section 4.1.13 will have revealed a change in either: (i) the information set forth in Schedule 3.1.15 or (ii) information revealed during GBCI’s previous examinations of the Bank’s loans, in either case which change constitutes a Material Adverse Effect.

5.3	Conditions to Obligations of Bankshares±. All obligations of Bankshares pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.3.1	Representations and Warranties±. The representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI and Glacier Bank will have delivered to Bankshares a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.2	Compliance±. GBCI and Glacier Bank will have performed and complied, in all material respects, with all terms, covenants and conditions of this Agreement on or before Closing. GBCI and Glacier Bank will have delivered to Bankshares a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.3	No Governmental Proceedings±. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.3.4	No Material Adverse Effect±. Since December 31, 2011, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to GBCI.

5.3.5	Corporate Action±. Each of (i) the Board of Directors of GBCI, (ii) GBCI, as the sole shareholder of Glacier Bank, and (iii) Glacier Bank will have approved the Merger.

5.3.6	Registration Statement; Listing±. The Registration Statement will have become effective as specified in Section 5.2.13, and no stop order suspending the effectiveness of such Registration

29

Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists. The shares of GBCI Common Stock to be issued in the Merger shall have been approved for quotation on NASDAQ (or such other exchange on which the GBCI Common Stock may become listed) if so required and shall be freely tradable.

5.3.7	Blue Sky Filings±. GBCI will have received the state securities laws or “Blue Sky” permits and approvals specified in Section 4.10.

5.3.8	Payments to the Exchange Agent±. GBCI will have deposited the Merger Consideration with the Exchange Agent.

5.3.9	Approval of Bankshares Shareholders±. The shareholders of Bankshares will have approved the Merger by the requisite vote under Wyoming law and Bankshares’ Articles of Incorporation, as applicable.

5.3.10	Fairness Opinion±. Bankshares will have received from St. Charles Capital, LLC an updated fairness opinion, dated on or about the date on which the Prospectus/Proxy Statement is distributed to Bankshares’ shareholders, to the effect that the Merger Consideration to be received by Bankshares shareholders is fair to such shareholders from a financial point of view.

SECTION 6.

DIRECTORS, OFFICERS AND EMPLOYEES

6.1	Director and Shareholder Agreements±. As a condition to the execution of this Agreement, the directors and principal shareholders described in Recital F have entered into the written agreements described in Recital F on or before the Execution Date. Such agreements will take effect at the Effective Date unless otherwise noted in the applicable agreement.

6.2	Employee Benefit Issues±.

6.2.1	Comparability of Benefits±. Except as shown in Schedule 6.2.1, GBCI intends that its current personnel policies will apply to any current employees of Bankshares and the Bank who are retained after Closing. Such retained employees will be eligible to participate in all of the benefit plans of GBCI that are generally available to similarly situated employees of GBCI in accordance with and subject to the terms of such plans.

6.2.2	Treatment of Past Service±. For purposes of such participation, current employees’ prior service with Bankshares and/or the Bank will constitute prior service with GBCI for purposes of determining eligibility and vesting (including but not limited to vacation time and participation and benefits under the GBCI Severance Plan for Employees in effect at the time of any termination).

6.2.3	No Contract Created±. Nothing in this Agreement will give any employee a right to continuing employment.

6.3

Indemnification of Directors and Officers±. For a period of four (4) years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of Bankshares and the Bank from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Date, including, without limitation, the Merger contemplated by this Agreement, to the fullest extent that Bankshares and/or the Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable law, including federal banking law, and under their respective articles of incorporation or bylaws in effect at the date of this Agreement. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under Bankshares’ or the Bank’s articles of

30

incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director. For a period of four (4) years after the Effective Date, GBCI will use reasonable efforts to cause to be maintained in effect (with reputable and financially sound insurers) director and officer liability insurance substantially similar to that maintained by GBCI with respect to claims arising from facts or events that occurred before the Effective Date.

SECTION 7.

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1	Termination by Reason of Lapse of Time±. If Closing does not occur on or before the Termination Date, either GBCI or Bankshares may terminate this Agreement and the Merger if both of the following conditions are satisfied:

(a)	the terminating party’s board of directors decides to terminate by a majority vote of all of its members; and

(b)	the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

7.2	Termination Due To GBCI Average Closing Price Greater Than $16.50±.

7.2.1	GBCI’s Right to Terminate±. By specific action of its board of directors, GBCI may terminate this Agreement and the Merger by written notice to Bankshares on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is greater than $16.50. (If GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the price for the GBCI Common Stock will be appropriately adjusted for the purpose of applying this Section 7.2.1).

If GBCI elects to exercise its termination right pursuant to this Section 7.2.1, the provisions of Section 7.2.2 will apply.

7.2.2	Bankshares’ Right to Adjust Consideration±. If GBCI provides written notice to Bankshares in accordance with Section 7.2.1, then within three Business Days following Bankshares’ receipt of such notice, Bankshares may elect by written notice to GBCI to accept an adjustment to the Total Stock Consideration through the issuance of fewer GBCI Shares; in such event, the Total Stock Consideration shall be the number of GBCI Shares equal to the quotient obtained by dividing $27,258,000 by the GBCI Average Closing Price.

If Bankshares makes such election to accept such decrease in the number of GBCI Shares, no termination will occur pursuant to Section 7.2.1, and this Agreement will remain in effect according to its terms (except as the Total Stock Consideration has been adjusted).

7.3	Termination Due To GBCI Average Closing Price Less than $13.50±.

7.3.1	GBCI Average Closing Price Between $12.00 and $13.50±. By specific action of its board of directors, Bankshares may terminate this Agreement and the Merger by written notice to GBCI on the Business Day immediately following the Determination Date, in the event that:

(i)	The GBCI Average Closing Price is less than $13.50 but not less than $12.00 (with a proportionate adjustment in the event that outstanding shares of GBCI Common Stock shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date); and

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(ii)	The number obtained by dividing the GBCI Average Closing Price by $17.07 (the “Closing Price Change Ratio”) is less than the number obtained by (a) dividing the Final Index Price by the Initial Index Price and then (b) multiplying the quotient so obtained by 0.90 (the “Index Change Ratio”).

If Bankshares elects to terminate pursuant to this Section 7.3.1 and provides such written notice to GBCI, then within two Business Days following GBCI’s receipt of such notice, GBCI may elect by written notice to Bankshares to adjust the Total Stock Consideration through the issuance of additional GBCI Shares; in such event, the Total Stock Consideration shall be the sum of 1,652,000 GBCI Shares plus the Additional GBCI Shares.

For purposes of this Section 7.3.1, the following terms have the meanings indicated below:

“Additional GBCI Shares” means the number of GBCI shares obtained by multiplying 1,652,000 GBCI Shares by the difference between the Index Change Ratio and the Closing Price Change Ratio.

“Final Index Price” means the Final Average Price for each company comprising the Index Group divided by its Initial Price.

“Final Average Price” means, with respect to any company belonging to the Index Group, the average Daily Closing Price of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded for the twenty (20) Trading Days immediately preceding the Determination Date.

“Index Group” means the 11 financial institutions listed on Exhibit B attached hereto, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal at any time during the period beginning on the Execution Date and ending on the Determination Date. In the event that the common stock of any such company ceases to be publicly traded or a proposal to acquire any such company is announced at any time during the period beginning on the Execution Date and ending on the Determination Date, such company will be removed from the Index Group, and the remaining companies will be adjusted proportionately for the purposes of the determining the Final Index Price and the Initial Index Price. The 11 financial institutions are listed on Exhibit B.

“Initial Index Price” means $11.00, which is the sum of each Initial Price for each Index Group member divided by that same Initial Price.

“Initial Price” means the price per share of the common stock of each company comprising the Index Group, as such prices are reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on February 22, 2013, which amount may be adjusted as described hereinabove in the definition of “Index Group.”

7.3.2	GBCI Average Closing Price Less Than $12.00±.

(i)	By specific action of its board of directors, Bankshares may terminate this Agreement and the Merger by written notice to GBCI on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is less than $12.00. (If GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the price for the GBCI Common Stock will be appropriately adjusted for the purpose of applying this Section 7.3.2.) If Bankshares elects to exercise its termination right pursuant to this Section 7.3.2(i), the provisions of Section 7.3.2(ii) will apply.

(ii)

If Bankshares provides written notice to GBCI in accordance with Section 7.3.2(i), then within three Business Days following GBCI’s receipt of such notice, GBCI may elect by written notice to Bankshares to adjust the Total Stock Consideration through the issuance of

32

additional GBCI Shares; in such event, the Total Stock Consideration shall be the number of GBCI Shares equal to the quotient obtained by dividing $19,824,000 by the GBCI Average Closing Price.

7.3.3	Effect of Adjustments±. If GBCI elects to increase the Total Stock Consideration pursuant to this Section 7.3, then no termination will occur pursuant to Section 7.3.1 or Section 7.3.2, and this Agreement will remain in effect according to its terms (except as the Total Stock Consideration has been adjusted).

7.4	Other Grounds for Termination±. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by Bankshares’ shareholders, unless otherwise provided) as follows:

7.4.1	Mutual Consent±. By mutual consent of Bankshares and GBCI, if the board of directors of each party agrees to terminate by a majority vote of all of its members.

7.4.2	No Regulatory Approvals±. By either party, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the Merger); provided, however, that either party will have fifteen (15) Business Days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have sixty (60) days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to Section 7.1 during such period of time.

7.4.3	Breach of Representation±. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by Bankshares) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI). In the event of termination pursuant to this Section 7.4.3 and excluding Section 7.4.6, the terminating party will be entitled to receive from the other party a termination fee as described below.

7.4.4	Breach of Covenant±. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the covenants or agreements set forth in this Agreement that are not qualified as to materiality or a breach of any of the covenants or agreements set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period. In the event of termination pursuant to this Section 7.4.4, the terminating party will be entitled to receive from the other party a termination fee.

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7.4.5	Failure to Recommend or Obtain Shareholder Approval±. By GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if (a) Bankshares’ Board of Directors (i) fails to recommend to its shareholders the approval of the Merger or (ii) modifies, withdraws or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or (b) regardless of whether Bankshares’ Board of Directors recommends to its shareholders the approval of the Merger, Bankshares’ shareholders elect not to approve the Merger.

7.4.6	Impracticability±. By either GBCI or Bankshares, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.4.6 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Merger has become inadvisable or impracticable by reason of actions taken by the federal government or the governments of the States of Montana or Wyoming to restrain or invalidate the Merger or this Agreement.

7.4.7	Superior Proposal – Termination by Bankshares±. By the board of directors of Bankshares upon written notice to GBCI if such board of directors has in good faith determined that a takeover proposal constitutes a Superior Proposal; provided, however, that Bankshares may not terminate this Agreement pursuant to this Section 7.4.7 unless (i) it has not breached Section 4.1.10, (ii) subsequent to delivering such notice of termination, it intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) it has provided GBCI at least five (5) days’ prior written notice advising GBCI that the board of directors of Bankshares is prepared to accept a Superior Proposal and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with GBCI in good faith with respect to such terms) in such a manner as would enable Bankshares’ board of directors to proceed with the Merger, and (iv) simultaneously upon entering into such letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal referred to in clause (ii), it delivers to GBCI the Break-Up Fee.

7.4.8	Superior Proposal – Termination by GBCI±. By GBCI upon written notice to Bankshares if (i) an Acquisition Event will have occurred or (ii) a third party will have made a proposal to Bankshares or its shareholders to engage in or entered into an agreement with respect to an Acquisition Event, and this Agreement and the Merger are not approved at the Bankshares Meeting.

7.5	Termination Fee Payable By Bankshares±. Due to expenses, direct and indirect, incurred by GBCI in negotiating and executing this Agreement and in taking steps to effect the Merger, Bankshares will pay to GBCI a termination fee of $300,000 if GBCI terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If such termination fee becomes payable pursuant to this Section 7.5, it will be payable on GBCI’s demand and must be paid by Bankshares within three Business Days following the date of GBCI’s demand.

7.6	Termination Fee Payable By GBCI±. Due to expenses, direct and indirect, incurred by Bankshares in negotiating and executing this Agreement and in taking steps to effect the Merger, GBCI will pay to Bankshares a termination fee of $300,000 if Bankshares terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If such termination fee becomes payable pursuant to this Section 7.6, it will be payable on Bankshares’ demand and must be paid by GBCI within three Business Days following the date of Bankshares’ demand.

7.7

Break-Up Fee±. If this Agreement is terminated pursuant to Section 7.4.5(a) (Failure to Recommend), Section 7.4.7 (Superior Proposal – Termination by Bankshares), or Section 7.4.8(i) (Superior Proposal – Termination by GBCI – Immediate Acquisition Event), then Bankshares will immediately pay to GBCI $1,770,000 (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.4.8(ii) (Superior Proposal – Termination by GBCI – Subsequent Acquisition Event) and prior to or within six months after such termination, Bankshares or the Bank enters into an agreement, or publicly announces an intention, to

34

engage in an Acquisition Event, or within twelve months after such termination an Acquisition Event will have occurred, then Bankshares will promptly pay to GBCI the Break-Up Fee.

7.8	Cost Allocation Upon Termination±. In connection with the termination of this Agreement under this Section 7, except as provided in Sections 7.5 and 7.6, each party will pay its own out-of-pocket costs incurred in connection with this Agreement and will have no other liability to the other parties. The parties agree that the agreements herein with respect to the termination fees are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

SECTION 8.

MISCELLANEOUS

8.1	Notices±. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

GBCI:	Glacier Bancorp, Inc. 49 Commons Loop Kalispell, Montana 59901 Attn: Michael J. Blodnick President and CEO

with a copy to:	Graham & Dunn PC Pier 70 2801 Alaskan Way, Suite 300 Seattle, Washington 98121-1128 Attn: Stephen M. Klein, Esq. Kumi Y. Baruffi, Esq.

Bankshares and the Bank:	First State Bank 1405 16th Street Wheatland, Wyoming 82201 Attn: Ted L. Bentley

with a copy to:	Mike Daly 17829 N. 97th Place Scottsdale, AZ 85255 and Fairfield & Woods P.C. Wells Fargo Center 1700 Lincoln Street Suite 2400 Denver, Colorado 80203 Attn: Robert M. Vinton, Esq.

or to such other address or person as any party may designate by written notice to the other given under this Section.

8.2	Waivers and Extensions±. Subject to Section 9, any party may grant waivers or extensions to the other parties, but only through a written instrument executed by the President and/or CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

(a)	any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

35

(b)	compliance with any of the covenants of any other party; and

(c)	any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Section 5.

8.3	Construction and Execution in Counterparts±. Except as otherwise expressly provided in this Agreement, this Agreement: (i) covers the entire understanding of the Parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the Parties or their respective duly authorized agents; (ii) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (iii) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (iv) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections or Schedules are references to the Recitals, Sections, Subsections and Schedules of and to this Agreement unless expressly stated otherwise.

8.4	Survival of Representations, Warranties, and Covenants±. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive Closing or termination of this Agreement, except that (1) Section 4.8 (Confidentiality), Sections 7.5 and 7.6 (Termination-Related Fees), Section 7.7 (Break-Up Fee), Section 7.8 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (2) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following Closing, including Section 6.2 (Employee Benefit Issues) and Section 6.3 (Indemnification), will survive Closing. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive Closing, and neither GBCI, Glacier Bank, Bankshares nor the Bank shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements or covenants.

8.5	Attorneys’ Fees and Costs±. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Merger, the substantially prevailing party in any such litigation will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6	Arbitration±. At either party’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys’ fees. Any arbitration or related proceedings will take place in Billings, Montana.

8.7	Governing Law and Venue±. This Agreement will be governed by and construed in accordance with the laws of the State of Montana, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in federal court in Billings, Montana. Each party consents to and submits to the jurisdiction of any such federal court.

8.8	Severability±. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

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8.9	No Assignment±. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any person other than the parties any rights or remedies under this Agreement.

SECTION 9.

AMENDMENTS

Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the Bankshares Meeting; provided, however, that after approval by Bankshares’ shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of Bankshares without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

[signatures on next page]

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This Plan and Agreement of Merger is dated as of the date first written above.

GLACIER BANCORP, INC.

By:	/s/ Michael J. Blodnick
Michael J. Blodnick, President and CEO

GLACIER BANK

By:	/s/ Michael J. Blodnick
Michael J. Blodnick, President and CEO

WHEATLAND BANKSHARES, INC.

By:	/s/ Mike Daly
Mike Daly, President and CEO

FIRST STATE BANK

By:	/s/ Ted L. Bentley
Ted L. Bentley, President and CEO

[Signature Page to Plan and Agreement of Merger]

STATE OF WYOMING )
) ss.
COUNTY OF PLATTE )

On this 25th day of February, 2013, before me personally appeared Michael J. Blodnick, to me known to be the President and CEO of Glacier Bancorp, Inc. and Glacier Bank, the corporations that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporations, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporations.

IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/ LeeAnn Wardinsky
NOTARY PUBLIC in and for the State of
Wyoming, residing at Kalispell
My Commission expires: [7-21-15]

STATE OF WYOMING )
) ss.
COUNTY OF PLATTE )

On this 25th day of February, 2013, before me personally appeared Mike Daly and Ted L. Bentley, to me known to be the President and CEO of, respectively, Wheatland Bankshares, Inc. and First State Bank, the corporations that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporations, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/ Monica Koerwitz
NOTARY PUBLIC in and for the State of
Wyoming, residing at [Wheatland]
My Commission expires: [3-30-14]

[Notary Page to Plan and Agreement of Merger]

APPENDIX B

WYOMING STATUTES TITLE 17, CHAPTER 16, ARTICLE 1

SECTIONS 17-16-1302 THROUGH 17-16-1331

17-16-1302. Right to dissent.

(a) A shareholder is entitled to dissent from, and to obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

(i) Consummation of a plan of merger or consolidation to which the corporation is a party if:

(A) Shareholder approval is required for the merger or the consolidation by W.S. 17-16-1103 or 17-16-1111 or the articles of incorporation and the shareholder is entitled to vote on the merger or consolidation; or

(B) The corporation is a subsidiary that is merged with its parent under W.S. 17-16-1104.

(ii) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(iii) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(iv) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A) Alters or abolishes a preferential right of the shares;

(B) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under W.S. 17-16-604.

(v) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

17-16-1303. Dissent by nominees and beneficial owners.

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(i) He submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(ii) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

17-16-1320. Notice of dissenters’ rights.

(a) If proposed corporate action creating dissenters’ rights under W.S. 17-16-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

(b) If corporate action creating dissenters’ rights under W.S. 17-16-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in W.S. 17-16-1322.

17-16-1321. Notice of intent to demand payment.

(a) If proposed corporate action creating dissenters’ rights under W.S. 17-16-1302 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and shall not vote his shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment for his shares under this article.

17-16-1322. Dissenters’ notice.

(a) If proposed corporate action creating dissenters’ rights under W.S. 17-16-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of W.S. 17-16-1321.

(b) The dissenters’ notice shall be sent no later than ten (10) days after the corporate action was taken, and shall:

(i) State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

(ii) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(iii) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before that date;

(iv) Set a date by which the corporation shall receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the notice required by subsection (a) of this section is delivered; and

(v) Be accompanied by a copy of this article.

17-16-1323. Duty to demand payment.

(a) A shareholder sent a dissenters’ notice described in W.S. 17-16-1322 shall demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to W.S. 17-16-1322(b)(iii), and deposit his certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits his share certificates under subsection (a) of this section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this article.

17-16-1324. Share restrictions.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under W.S. 17-16-1326.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

17-16-1325. Payment.

(a) Except as provided in W.S. 17-16-1327, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with W.S. 17-16-1323 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(b) The payment shall be accompanied by:

(i) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(ii) A statement of the corporation’s estimate of the fair value of the shares;

(iii) An explanation of how the interest was calculated;

(iv) A statement of the dissenter’s right to demand payment under W.S. 17-16-1328; and

(v) A copy of this article.

17-16-1326. Failure to take action.

(a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters’ notice under W.S. 17-16-1322 and repeat the payment demand procedure.

17-16-1327. After-acquired shares.

(a) A corporation may elect to withhold payment required by W.S. 17-16-1325 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under W.S. 17-16-1328.

17-16-1328. Procedure if shareholder dissatisfied with payment or offer.

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate, less any payment under W.S. 17-16-1325, or reject the corporation’s offer under W.S. 17-16-1327 and demand payment of the fair value of his shares and interest due, if:

(i) The dissenter believes that the amount paid under W.S. 17-16-1325 or offered under W.S. 17-16-1327 is less than the fair value of his shares or that the interest due is incorrectly calculated;

(ii) The corporation fails to make payment under W.S. 17-16-1325 within sixty (60) days after the date set for demanding payment; or

(iii) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) of this section within thirty (30) days after the corporation made or offered payment for his shares.

17-16-1330. Court action.

(a) If a demand for payment under W.S. 17-16-1328 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the district court of the county where a corporation’s principal office, or if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in the amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment for:

(i) The amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or

(ii) The fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under W.S. 17-16-1327.

17-16-1331. Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under W.S. 17-16-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under W.S. 17-16-1328.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(i) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of W.S. 17-16-1320 through 17-16-1328; or

(ii) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

APPENDIX C

February 21, 2013

PERSONAL AND CONFIDENTIAL

The Board of Directors

Wheatland Bankshares, Inc.

1405 16th Street

Wheatland, WY 82201

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, as of the date hereof, of the consideration to be received by the holders of the issued and outstanding shares of common stock, $1.00 par value (the “Common Stock”) of Wheatland Bankshares, Inc. ( “Bankshares”), pursuant to the draft Plan and Agreement of Merger, dated as of January 15, 2013 (the “Agreement”), by and among Bankshares, First State Bank (the “Bank”), Glacier Bankcorp, Inc. (“Buyer”), and Glacier Bank.

As more specifically set forth in the Agreement, and subject to a number of terms, conditions and procedures described in the Agreement, at the effective time Bankshares will be merged with and into the Buyer (the “Merger”), the separate corporate existence of Bankshares shall cease and the Buyer shall be the surviving corporation. All of the shares of Bankshares’ Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in Bankshares’ treasury and shares as to which dissenters’ rights of appraisal have been elected and not withdrawn) will be exchanged for approximately 22.8527 shares of Buyer common stock for each Bankshare share and approximately $147 per share in cash (“Merger Consideration”). The Merger Consideration may be subject to downward adjustment at closing in accordance with the provisions of Sections 1.2.2 and 4.12 of the Agreement if Bankshares Closing Capital (as that term is defined therein) does not exceed a specified amount.

St. Charles Capital, LLC (“St. Charles”), as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for estate, corporate and other purposes.

In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following:

(i)	the draft Agreement, including the exhibits and schedules thereto;
(ii)	certain financial statements and other financial information of Bankshares, including the Audited Financial Statements and Regulatory Financial Statements of Bankshares for each of the years in the three year period ended December 31, 2012 and the Regulatory Financial Statements for the Bank for the quarter ended December 31, 2012;
(iii)	certain other internal information, primarily financial in nature, including projections concerning the business and operations of Bankshares and the Bank furnished to us by Bankshares for purposes of our analysis;
(iv)	certain publicly available information with respect to certain other companies that we believe to be comparable to Bankshares, and the trading markets for such other companies’ securities;

(v)	certain publicly available information concerning the nature and terms of certain other transactions that we considered relevant to our inquiry;
(vi)	certain publicly available information concerning the Buyer;
(vii)	the economic, banking and competitive climate for banking institutions in Wyoming;
(viii)	the business and prospects of Bankshares through meetings and discussions with certain officers of Bankshares; and
(ix)	other matters we believe relevant to our inquiry.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and have assumed and relied upon the representations and warranties of Bankshares and Buyer contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the management of Bankshares as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such projections reflect the best currently available estimates and judgments of management of Bankshares. We have not been engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of Bankshares’ assets, properties or facilities, nor have we been furnished with any such evaluation or appraisal. We have also assumed that the conditions of the Merger as set forth in the Agreement would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Merger Consideration to be received by Bankshares’ stockholders pursuant to the Agreement and does not address Bankshares’ underlying business decision to effect the Merger, the process by which the transaction was conducted, or any other terms of the Merger. It should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion.

It is understood that this opinion was prepared solely for the confidential use of the Board of Directors of Bankshares and may not be disclosed, summarized, excerpted from or otherwise publicly referred to without our prior written consent, which will not be unreasonably withheld. Notwithstanding the foregoing, this opinion may be included in the proxy statement to be mailed to the holders of Bankshares’ Common Stock in connection with the Merger, provided that this opinion will be reproduced in such proxy statement in full, and any description of, or reference to, us or our actions, or any summary of the opinion in such proxy statement, will be in a form reasonably acceptable to us and our counsel. Our opinion does not constitute a recommendation to any stockholder of Bankshares as to how such stockholder should vote at the stockholders’ meeting held in connection with the Merger. We do not express an opinion about the fairness of the amount of or nature of the compensation to any of Bankshares’ officers, directors or employees, or class of persons, relative to the compensation to the shareholders of Bankshares.

We were engaged by the Board to render this opinion in connection with the Board’s discharge of its fiduciary obligations. We have advised the Board that we do not believe that any person (including a stockholder of Bankshares) other than the directors has the legal right to rely on this opinion for any claim arising under state law and that, should any such claim be brought against us, this assertion will be raised as a defense. This opinion has been reviewed by the St. Charles Fairness Opinion Committee.

We have acted as a financial adviser to Bankshares in connection with the Merger and will receive from Bankshares a fee for our services, a significant portion of which is contingent upon the consummation of the

Transaction, as well as Bankshares’ agreement to indemnify us under certain circumstances. We are not receiving additional compensation for rendering this opinion.

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Bankshares’ Common Stock.

Very truly yours,

St. Charles Capital, LLC